7/15


06013535

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Michelin Compagnie Generale Des Etablissements Michelin

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 18 2006
THOMSON FINANCIAL

FILE NO. 82- 3354

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 5/18/06

Annual Report 2005


MICHELIN
A better way forward

Michelin Energy E3A

The benchmark for low rolling resistance, the Michelin Energy E3A range of tires delivers 3% fuel savings for passenger cars. The third generation of this tire family, Michelin Energy E3A also delivers a 10% improvement on grip and 20% more mileage than the previous range.



1895

For the Paris-Bordeaux-Paris race, Michelin built and drove the Eclair, the first car ever fitted with pneumatic tires.

2005

Michelin and its partners won all the World Champion titles:

- **Formula 1 World Champion**
- **Rally World Champion**
- **24 Hours of Le Mans Champion**
- **MotoGP World Champion**
- **and MBT World Champion**

Because, in 2005 as in 1895, Michelin placed **innovation** *at the heart of its development.*

Today's world **No.1** tire manufacturer with **19.4%* market share,** Michelin is at the forefront of all tire markets and travel-related services thanks to the quality of its product offering. Michelin is **undisputed leader** in the most demanding technical segments and designs forward-looking **solutions** to help the road transportation industry in its bid to improve **competitive edge** and to meet modern societies' ever more pressing needs for **safety, fuel efficiency** and respect for the **environment.**
To further strengthen its position and performance, Michelin pursues a **global, targeted growth strategy** focusing on high value-added segments and on expansion in the higher-growth markets, while improving its productivity across the board.

** Accounting for 19.4% of world tire sales according to Tire Business, August 29, 2005.*

In a nutshell, its mission is to promote its values of **Respect** for Customers, People, Shareholders, the Environment and Facts **in contributing to mobility enhancement of both goods and people.**

In short, proposing "A better way forward".



Contents









The English language version of this Corporate Report is a free translation from the original, which was prepared in French. All possible care has been taken to ensure that the translation is an accurate representation of the original. However in all matters of interpretation of information, views or opinion expressed therein in the original language version of the document in French takes precedence over the translation.

CONTRIBUTING TO PROGRESS IN MOBILITY

An innovative partner in the service of original equipment manufacturers (OEMs), Michelin Group is able to enrich its service offering to both individual and professional drivers through its involvement in motorsports, its presence in all distribution channels and its attention to user expectations.

Skilled and motivated teams in touch with their customers

- OVER **129,000** EMPLOYEES WORLDWIDE
- **4,000** RESEARCH ENGINEERS IN EUROPE, THE UNITED STATES AND ASIA.

An Outstanding Global Coverage

- A GLOBAL SALES NETWORK COVERING **170** COUNTRIES
- **71** PLANTS IN **19** COUNTRIES
- **6** RUBBER TREE PLANTATIONS IN BRAZIL AND NIGERIA.

Efficient Organization

- **8 Product Lines** with their own marketing, development, production and sales resources;
- **2 Tire Distribution Networks:** Euromaster and TCI;
- **2 Business Entities:** ViaMichelin and Michelin Lifestyle;
- **5 Geographic Zones:** Europe, North America, South America, Asia and Pacific, Africa and the Middle-East;
- **11 Group Services** that support the other entities;
- **A Technology Center** with facilities in Europe, the United States and Asia;
- **An Industrial Performance** Department;
- **A Marketing and Sales Performance** Department.

HIGHLY RELIABLE PRODUCTS AND SERVICES

Tires for cars, trucks, tractors, handling equipment, earthmovers, cycles, aircraft, subway trains, trams... each an innovative solution for a wide range of applications and expectations.

Distribution and services Euromaster in Europe and TCI in the United States are benchmarks in their markets, thanks to the quality of the brands and professional service and advice offered.

Mobility Enabling Services Michelin OnWay, Michelin Euro Assist;

Fleet Management and Consultancy Michelin Fleet Solutions, Michelin Business Solutions and Tire Advisor.

Ground linkage and pressure monitoring systems Through joint research with industry leaders Robert Bosch GmbH, Toyo AVS, TRW, Vallourec Composants Automobiles, Wabco and Woco to name but a few, we develop cutting-edge solutions combining performance and safety.

Maps and guides, ViaMichelin services and digital mobility enabling products.

Michelin Lifestyle products developed in partnership with licensees: automotive and cycle accessories, equipment for work, sport and leisure, and collectibles.


MICHELIN

BFGoodrich

UNIROYAL


回力
WARRIOR

Kleber


Kormoran

RIKEN


TAURUS

MICHELIN Remix


RECAMIC


Pneu Laurent


Encore


TCi
Tire Centers


EUROMASTER

An Extensive Brand **Portfolio**

All market segments are covered by leading national brands and well-positioned private brands, a large portfolio of strong regional brands – Uniroyal in North America, Kleber in Europe, Warrior in China – and the Group's 2 world-class brands: Michelin and BFGoodrich.



SIMPLIFIED CORPORATE ORGANIZATION CHART

Compagnie Générale des Établissements Michelin (CGEM) **France**

100% → Compagnie Financière Michelin (CFM)* **Switzerland**

40% → Manufacture Française des Pneumatiques Michelin **France**

Compagnie Financière Michelin (CFM) — 60%  → Manufacture Française des Pneumatiques Michelin

Compagnie Financière Michelin (CFM): Non-French industrial, trading and research companies

Manufacture Française des Pneumatiques Michelin: French industrial and trading companies

** CFM, which is an intermediate holding company, is the Group's financing arm: it handles the borrowing transactions with banks and on the financial markets.*

EDOUARD MICHELIN'S MESSAGE

"Innovation and quality form the very core of our strategy."

Dear Shareholder,

Despite an economic environment marked by the continued rise in raw material costs and the significant decline in the European Truck tire market, we have achieved our operating margin target before non-recurring items, which was up slightly from 8.7% in 2004 to 8.8% in 2005.
Net income increased by 36% to EUR 889 million.

Firm prices, focused growth, cost control

Raw material costs rose by more than 60% in the course of the last 4 years at constant currency, with a hike of 15% in 2005 alone. Michelin was able to restrict the impact on its gross profit margin through its firm pricing policy and continued growth in the higher value-added, technically advanced segments, reflected in significant sales growth for both the Michelin and BFGoodrich brands.
Coupled with efficient control of structural costs, this strategy translated into a 5% increase in operating income before non-recurring items to EUR 1,368 million. This performance was delivered in spite of a decrease in sales volumes mainly due to the decline in the European Truck tire market and to a drop in the number of lower value-added tire sales in North America.
I would like to point out that the year's achievements are the fruit of excellent work on the part of all our teams.

A fine performance in Specialty Operations

The turnaround which began some years ago in Specialty tire operations - Earthmover, Agricultural, Two-Wheel and Aircraft tires - continued in 2005.
The segment's operating margin is now close to those of the Passenger car and Light truck or Heavy Truck tire operations.
In Earthmover tires, the Group was successful in increasing volumes despite industrial production capacity constraints and was able to pass price increases. In addition, the success of the radial sport range in Motorcycle tires enabled Michelin to further build upon its position in all the major national markets.
As for Aircraft tires, the radialization of the market continues. Taking full advantage of the strong growth in air transportation and price increases, this activity posted substantially improved earnings. In Agricultural tires, although the economic environment was marked by sharply declining markets, Michelin succeeded in gaining market share in North America.

Innovation and quality

Innovation and quality form the very core of our strategy. The reason for Michelin's growth in the more technical and more lucrative market segments is our ability to offer our customers high-quality and innovative products and services.
On the Truck tire segment, Michelin X One, the extra-wide tire designed to replace twin mounts, has met with


CITROËN

Edouard Michelin and Sébastien Loeb, at the World Rally Championship event in 2005.

overwhelming success in the United States. The year 2005 was also marked by the launch of "Michelin Durable Technologies", a cluster of innovations which have made revolutionary breakthroughs in tire performance and tire service life for Trucks and Buses. In the highly demanding Passenger car winter tire market, the new Michelin X-Ice North enabled us to post market share gain in Nordic countries. In Asia, where the Group is leader on the Chinese Passenger car Replacement market, the Michelin brand went from strength to strength.

Preparing for the future

The fast developing Asian economies, China, India and the ASEAN in particular, offer high growth prospects for mobility markets, especially road-based mobility. Your Company has every intention of taking full advantage of this growth potential and of investing substantially in new manufacturing capacity to be able to serve these new markets, just as it does in Eastern Europe, Russia and South America.
In North America and Europe, Michelin intends to maintain global production capacity and to actively pursue automation and increased productivity.
This ambitious industrial strategy led to a total investment of approximately EUR 1.3 billion in 2005.
In 2006, we shall be continuing this strategy of "strengthening the West and supporting growth in the East" as well as continuing our efforts to reduce costs. Our objective is to generate a higher operating income and an operating margin equivalent to that of 2005.

Over the next five years, we expect to return to dynamic growth with an average 3.5% annual volume sales growth. By 2010 we aim to generate an operating margin before non-recurring items of more than 10% and a return on capital employed in excess of 10%, which should ensure a significantly positive free cash flow.

The retirement of Mr Zingraff

After a 20-year long career as Managing Partner successively to Mr François Michelin, then myself and Mr Michel Rollier, Mr René Zingraff will relinquish his present duties after the forthcoming Annual Shareholders' Meeting.
I would like to take this opportunity to thank him warmly and underscore the value of his contribution in making your Company become what it is today.

We are confident in the future.
Thank you for your support.

Edouard Michelin



MANAGEMENT

Michelin is headed by a team of Managing Partners, currently Messrs. Edouard Michelin, René Zingraff and Michel Rollier, since 1991, 1986 and 2005 respectively. The Group's Managing Partners have wide experience in Group affairs. They are accountable to the Shareholders for their management.

They are assisted by the Group's Executive Council (GEC) which meets monthly. The GEC comprises 10 members drawn from among the heads of the Group Services, the Product Lines, the Technology Center and the Geographic Zones.

The Managing Partners

❶ Edouard Michelin
- Born in 1963.
- Earned an engineering degree from Ecole Centrale de Paris.
- Joined Michelin Group in 1985.
- Head of manufacturing at the Puy-en-Velay (France) plant.
- Michelin North America's CEO and Chief Operating Officer.
- Appointed Joint Managing Partner in 1991.
- Head of Michelin Group since 1999.

❷ René Zingraff
- Born in 1936.
- Chemical engineer.
- Joined Michelin Group in 1963.
- Quality manager for the UK plants.
- Head of career management for Group executives.
- Head of Michelin USA's industrial facilities.
- Appointed Joint Managing Partner in 1986.

❸ Michel Rollier
- Born in 1944.
- Paris IEP Graduate, earned a Master's degree from the Paris Law faculty.
- Joined Michelin Group in 1996.
- Headed Michelin's Legal and Financial Affairs Departments.
- Group CFO.
- Appointed Joint Managing Partner in 2005.

Group Executive Council (January 2006)

❹ Michel Caron
Quality & Organization
Tourist services, ViaMichelin, Supply chain, IT Systems

❺ Thierry Coudurier
Passenger car and Light truck
Competition

❻ Hervé Coyco
Asia

❼ Eric de Cromières
Europe
Euromaster
Head of Marketing and Sales Performance

❽ Jim Micali
North America
TCI

❾ Didier Miraton
Technology Center
Head of Industrial Performance

❿ Jean Moreau
Personnel Department
Environment and Prevention

⓫ Pete Selleck
Truck
Africa/Middle-East

⓬ Jean-Dominique Senard
Finance Department
Legal Services, Plans and Results

⓭ Bernard Vasdeboncœur
Specialty Product Lines
Agricultural, Aircraft, 2-Wheel, Earthmover, Components, South America, Purchasing

Secretary of the Group's Executive Council **Patrick Oliva**



SOMMAIRE

CONTROL
THE SUPERVISORY BOARD AND ITS COMMITTEES

The Supervisory Board monitors the management of the Company on an ongoing basis on behalf of the Shareholders. It is made up of 7 members, 6 of whom are independent. They are appointed for 5 years and together bring the benefit of their strong experience in management as well as their industrial and financial expertise.



3 4 6 7 2
1 5

The Supervisory Board has set up 2 specialist Committees to help it carry out its mission.

The Audit Committee, in charge of assisting it in its control mission, including review of

- the corporate and consolidated accounts,
- risk management and internal control procedures.

It comprises 4 members of the Supervisory Board, 3 of whom are independent.

The Compensation Committee oversees Group management team compensation policy and in particular variable pay and the stock option plans.

It is made up of all 7 Supervisory Board members.

The Supervisory Board

❶ Eric Bourdais de Charbonnière
67
Non-independent Member
Chairman of the Supervisory Board
Member of the Audit Committee
First appointed: 1999
Until 2009

After 25 years with JP Morgan and serving as the bank's CEO for France, Mr Bourdais de Charbonnière acted as Michelin's CFO from 1990 to 1999, when he left the Group. He was then appointed chairman of Michelin's Supervisory Board in 2000. He also sits on the board of Thomson as well as of Associés en Finance and is member of the Supervisory Boards of Oddo & Cie and ING Group.

❷ Pat Cox
53
Independent Member
First appointed: 2005
Until 2010

Ex-European Parliament President from 2002 to 2004, Mr Pat Cox is Chairman of European Integration Solutions llc (an American firm).

❸ François Grappotte
70
Independent Member
Chairman of the Audit Committee
First appointed: 1999
Until 2009

After serving for 20 years as CEO of groupe Legrand, Mr Grappotte has been acting as its chairman since 2004. He is also Director of BNP Paribas and Valeo.

❹ Pierre Michelin
57
Independent Member
Member of the Audit Committee
First appointed: 1998
Until 2008

After joining Philips' IT department, Mr Pierre Michelin became head of a Groupe Bull division.

❺ Laurence Parisot
46
Independent Member
First appointed: 2005
Until 2010

Mrs Laurence Parisot is Chairwoman of Optimium and Groupe IFOP and was elected head of MEDEF (France's main Employer Organization) in July 2005. She also sits on the board of Havas and is a member of Euro Disney SCA's Supervisory Board.

❻ Benoît Potier
49
Independent Member
First appointed: 2003
Until 2008

Mr Potier joined groupe Air Liquide SA 24 years ago, and was appointed CEO in 1997 and Chairman of the Executive Board in November 2001. He also sits on Danone's Board of Directors.

❼ Edouard de Royère
74
Independent Member
Member of the Audit Committee
First appointed: 1998
Until 2008

A member of l'Air Liquide since 1966, Mr de Royère became the Group's CEO in 1982 before being appointed Chairman in 1985, a position he held until 1995. He is a member of l'Air Liquide SA's Supervisory Board. He is also Director of Siparex Associés and Censor of Fimalac.

The Statutory Auditors

Statutory

PricewaterhouseCoopers Audit represented by **Dominique Paul**, Partner
Corevise represented by **Stéphane Marie**, Partner

Substitutes

Pierre Coll partner of PricewaterhouseCoopers Audit
Jacques Zaks partner of Corevise



2005 FACTS AND FIGURES

The Economic Environment[1]

The strong rise in external costs[2] represented the equivalent of 3.6 operating margin points. In this highly demanding environment, the resilience of Michelin's results reflects the efficiency of its targeted growth strategy, which helped reduce the impact of increasing raw material costs.

(1) Changes in tire markets are reviewed on pages 40 and 41.
(2) Raw materials, logistics and energy.


1.12
1.06
0.88
0.80
0.80
01
02
03
04
05

CHANGES IN US DOLLAR/EURO EXCHANGE RATES
Average exchange rate over the period

50% of Michelin's sales are made in the dollar zone and close to 2/3 of its raw material purchases are US dollar (or US dollar-correlated currency) denominated.



CHANGE IN RAW MATERIAL PRICES


250
200
150
100
50
0
01
02
03
04
05

Natural rubber accounts for 1/4 of Michelin's raw material purchases. Synthetic rubber and carbon blacks, almost one third. Between 2001 and 2005, raw material purchase prices rose by more than 62% in US dollars.
In financial year 2005 alone, the rise amounted to an additional charge of EUR 455 million.



NATURAL RUBBER (Sing $ cents/kg)
● RSS3
TSR20


60
50
40
30
20
01
02
03
04
05

BRENT (US $/barrel)


Cents $
50
40
30
20
800
700
600
500
400
01
02
03
04
05

BUTADIENE[3]
Butadiene US Gulf (US $ cents/barrel)
● Butadiene Europe (€/t)


Cents $
80
70
60
50
40
30
1,000
800
600
01
02
03
04
05

STYRENE[3]
Styrene US Gulf (US $ cents/barrel)
● Styrene Europe (€/t)

(3) Oil by-products used in the manufacture of synthetic rubber.

MICHELIN 2005 KEY FIGURES*

The year 2005 again experienced a massive increase of external costs chiefly attributable to raw material costs, up 15% at constant exchange rates versus 2004. In these circumstances, Michelin focused on streamlining its cost structure and made sure its prices remained firm.
In spite of lower volume sales in a number of segments, especially in Europe, the Group's efforts enabled it to improve slightly on 2004 operating margin at 8.8%.
Net sales were up 3.6% at EUR 15,590 million, due to a highly positive + 5.1% price mix effect which, as expected by the Group, fully offset both higher raw material costs and lower volume sales.
Net income was up approximately 36% at EUR 889 million.
This substantial increase largely results from the impact of non-recurring items, and in particular EUR 254 million owing to a change in Michelin's US retiree medical care plans.

* *Financial years 2004 and 2005 are IFRS-compliant, while 2001 to 2003 are French GAAP-compliant.*


15,775
15,645
15,370
15,048
15,590
01
02
03
04*
05*

In EUR million
NET SALES + 3.6%

SOMMAIRE

MICHELIN 2005 KEY FIGURES*



Segment	EUR million	Change
Passenger car and Light truck & distribution	8,621	+ 3.9%
Truck & distribution	5,072	+ 3.5%
Specialty operation	1,897	+ 2.5%

In EUR million
2005 NET SALES BY BUSINESS SEGMENT



Region	EUR million	Change
Europe	7,664	− 2.6%
North America	5,538	+ 9.2%
Other regions	2,388	+ 13.3%

In EUR million
2005 NET SALES BY REGION

Segment	Operating result (EUR million)	Change	Operating margin	Change
Passenger car/Light truck & related distribution	782	+ 1.8%	9.1%	− 0.2 pt
Truck & related distribution	451	− 9.8%	8.9%	− 1.3 pt
Specialty operations	135	+ 286%	7.1%	+ 5.2 pts

In EUR million
2005 OPERATING RESULT BY BUSINESS SEGMENT [1] **2005 OPERATING MARGIN [1]**

(1) Before non-recurring items.

* *Financial years 2004 and 2005 are IFRS-compliant, while 2001 to 2003 are French GAAP-compliant.*


1,040
6.6%
1,225
7.8%
1,143
7.4%
1,303
8.7%
1,368
8.8%
01
02
03
04*
05*

In EUR million
OPERATING INCOME [1] + 5.0%
In %
OPERATING MARGIN [1]

(1) Before non-recurring items.


296
581
318
645
889
01
02
03
04*
05*

In EUR million
NET INCOME GROUP SHARE + 38%


1,263
1,534
1,542
1,322
1,031
01
02
03
04*
05*

In EUR million
CASH FLOWS FROM OPERATING ACTIVITIES – 22%


1,150
967
1,118
1,107
1,336
01 (2)
02
03
04*
05*

In EUR million
PURCHASES OF INTANGIBLE ASSETS AND PP&E [3] + 21%

(2) In 2001, excluding external growth transactions (SMW, EUR 167 million).

(3) Property, Plant and Equipment.


309
637
299
266
– 124
01
02
03
04*
05*

In EUR million
FREE CASH FLOW [4]
DOWN EUR 390 MILLION

(4) Free Cash Flow: EBITDA – Change in Working Capital Requirements – Net investment.


113%
85%
78%
90% (5)
90%
01
02
03
04*
05*

GEARING

(5) As of December 31, 2004, the gearing ratio in IFRS was 93%. Following the implementation of IAS 32 and 39, effective since January 1, 2005, the ratio is 90%.

THE MICHELIN SHARE

The Michelin Share is listed on the Euronext Paris index

- Eurolist Compartment A (Blue Chips)
- Deferred Settlement Market
- ISIN Code: FR 0000121261
- Par value: EUR 2
- Transaction unit: 1

Market capitalization

- EUR 6.81 billion, as at December 31, 2005

Average yearly trading volume

- 842,053 in 2005

Indices

Michelin features in two important Stock Exchange performance indices:

- CAC 40: 0.83% of the index
- Euronext 100: 0.37% of the index

Michelin also features in the main sustainability indices exclusively made up of companies having integrated sustainable development objectives into their strategy:

- **DJSI** (Dow Jones Sustainability Index) **Stoxx** (for Europe) and **World** from 2006
- **ESI** (Ethibel Sustainability Index)
- **ASPI** (Advanced Sustainability Index)

MICHELIN SHARE PERFORMANCE FROM 2001 TO 2005


150
100
50
0
30,000,000
20,000,000
10,000,000
0
2001
2002
2003
2004
2005
Michelin
CAC 40
Monthly volumes traded

STOCK MARKET DATA

Share price (in EUR)	2005	2004	2003	2002	2001
Highest	56.20	47.80	38.11	45.05	43.50
Lowest	43.75	34.82	25.02	24.50	23.84
Highest/lowest ratio	1.28	1.37	1.52	1.84	1.82
Last quotation	47.48	47.19	36.38	32.86	37.05
Change over the year	+ 0.6%	+ 29.7%	+ 10.7%	- 11.3%	- 3.9%
CAC index variation	*+ 23%*	*+ 7%*	*+ 16%*	*- 34%*	*- 22%*
Market capitalization					
As at December 31 (EUR billion)	6.81	6.77	5.22	4.66	4.99
Average yearly trading volume	842,053	742,311	797,844	760,143	578,980
Average number of shares making up the capital	143,387,025	143,250,487	141,488,047	133,430,884	134,715,873
Number of shares traded over the year	216,407,691	192,258,470	203,450,155	193,836,344	145,902,912
Share turnover rate	**151%**	**134%**	**144%**	**145%**	**108%**

DATA PER SHARE

In EUR except for ratios	2005*	2004*	2004	2003	2002	2001
Net assets	31.5	24.2	32.1	30.2	30.5	29.7
Basic Earnings	6.13	4.46	3.59	2.23	4.28	2.20
Diluted earnings (1)	6.12	4.46	3.59	2.23	4.28	2.20
P/E	**7.7**	**10.6**	**13.1**	**16.3**	**7.7**	**16.8**
Dividend (2)	1.35	1.25	1.25	0.93	0.93	0.85
Distribution rate (2)	22.0%	28.0%	34.8%	41.7%	21.7%	38.6%
Yield (3)	2.8%	2.6%	2.6%	2.6%	2.8%	2.3%

** IFRS.*
(1) Earnings per share adjusted for the effect on net income and on the weighted average number of shares of the exercise of outstanding dilutive instruments.
(2) 2005 dividend subject to approval by the Annual Shareholders Meeting of May 12, 2006.
(3) Based on rate as at December 31.

Group Capital and Shareholding

As at December 31, 2005

- Group equity: EUR 286,775,250
- Number of shares: 143,387,625
- Total number of voting rights: 183,386,953

CHANGE IN THE NUMBER OF SHAREHOLDERS

2005	2004	2003	2002	2001
193,455	191,531	227,762	199,703	156,521

BREAKDOWN OF CAPITAL

As at December 31, 2005



2.1%	Employee Shareholder Plan
15.2%	Individual Shareholders
4.1%	Caisse Des Dépôts et Consignations
27.8%	Other French Institutional Investors
5.0%	Capital Research and Management Company
45.8%	Other Foreign Institutional Investors

BREAKDOWN OF VOTING RIGHTS

As at December 31, 2005



1.7%	Employee Shareholder Plan
21.3%	Individual Shareholders
5.8%	Caisse Des Dépôts et Consignations
23.3%	Other French Institutional Investors
4.1%	Capital Research and Management Company
43.8%	Other Foreign Institutional Investors

Double voting rights are attached to shares held for more than 4 years. This advantage, formerly reserved to EU Shareholders, was extended to all Shareholders regardless of nationality by the Annual Shareholders Meeting of May 20, 2005.



HIGHLIGHTS

STRATEGY & DEVELOPMENT

New Passenger Car Tire Facilities in Hungary

Michelin will invest a total of EUR 58 million to build new facilities in the Nyiregyhaza plant, first dedicated to Agricultural tire production. Commissioned in September, the plant will initially produce 800,000 Passenger car and Light truck tires per year.

Michelin Raises its Stake in Thai Operations

Following an agreement with Siam Cement Public Company, Michelin increased to 90% its stake in Michelin Siam Group on September 3, 2005. Michelin Siam Group manufactures Passenger car/Light truck, Truck, Two-wheel and Aircraft tires.



Brazil: New Earthmover Tire Project

To address global growth in earthmover tire markets, Michelin is building a new Earthmover tire plant in Brazil, close to its Campo Grande site near Rio de Janeiro, specialized in Truck tire manufacturing. The new factory is to produce 25- to 49-inch tires and should come on stream in the second-half of 2007, with an initial production capacity of 40,000 tons that can be raised to 55,000 tons. The new plant will mostly cater to the needs of Brazil's Original Equipment market and North America's Replacement market, currently partly met through imports from Europe. Ultimately, some EUR 320 million will be invested.

Michelin and Apollo Tyres review their cooperation arrangement in India

The two partners decided to postpone by at least one year their Pune facility project (radial Truck and Bus tires) as market growth proved slower than expected. Michelin Group bought back Apollo Tyres' stake in the Michelin Apollo Tyres Pvt Limited (MATPL) Joint Venture and took over the Pune plant project. The Group remains a shareholder of Apollo Tyres Ltd.


S VM 2204

An eventful year for product launches

2005 was marked by many product launches, introductions, certifications and presentations, one of the latest being Michelin Pilot Sport 2, first developed to the specifications of the new Porsche Cayman S.

Transfer of Michelin's Wheel Operations

For lack of critical size, Michelin transferred in May its Wheel operations to German firm, Mefro group. This had comprised 4 subsidiaries. 3 were manufacturing plants: MRF (Michelin Roues France) located at Troyes, MKW (Michelin Kronprinz Werke) in Germany at Solingen and Tekersan at Bilecik in Turkey. And 1, Berger, was a distribution company located in Germany, at Essen. The transfer to Mefro group was aimed at continued operation of the sites and the terms of employment for the 1,800 employees are maintained. The new entity should enable Mefro group to become Europe's Wheel industry leader.

ViaMichelin steps up personal navigation operations

In July, ViaMichelin acquired Kirrio, a company specialized in PDA and mobile terminal GPS tools. ViaMichelin will then be in a position to deliver a comprehensive navigation offering (including software and hardware) to the fast-growing European market.



Industrial expansion in North America

The Lexington US Earthmover Plant will raise its capacity by almost 50% following the extension plan announced in December 2005. The project will enable the Group to satisfy growing demand for Michelin earthmover radial tires which has reached record levels.
The Group also announced a plan to extend its Sandy Springs and Starr (South Carolina) plants.
This investment will boost Semi-finished production capacity.

Michelin's US steel cord procurement outsourced

Michelin North America and Hyosung have signed an agreement providing for Hyosung to supply Michelin with steel cord. The contract is worth an estimated USD 650 million over the 10-year contract period.
In August 2005, Hyosung took over American Steel Cord, Michelin's Scottsburg (Indiana) steel cord plant.







Michelin Lifestyle: Bibendum takes up table tennis.



CORPORATE GOVERNANCE

Michel Rollier appointed Joint Managing Partner

The Annual Shareholders Meeting of May 20, 2005 appointed French national Michel Rollier Joint Managing Partner. Born in 1944, Mr Rollier joins Edouard Michelin and René Zingraff. Michel Rollier was a Member of the Group's Executive Council in his capacity as Chief Financial Officer.
His appointment ensures a smooth transition at the head of the Compay well in advance of Mr René Zingraff's retirement.

Two new members join the Supervisory Board

French national Laurence Parisot, born in 1959, CEO of groupe IFOP and Chairwoman of MEDEF (France's main Employers Organization), and Irish national Pat Cox, born in 1952, European Parliament President from 2002 to 2004 and Chairman of European Integration Solutions LLC (a US firm), were elected Supervisory Board members by the Annual Shareholders Meeting of May 20, 2005.

FINANCE

Successful Credit Line Syndication

Compagnie Financière Michelin obtained a EUR 1.5 billion syndicated multi-currency revolving credit and improved the terms of the Group's debt financing. The syndication was substantially over-subscribed, reflecting the banks' strong confidence in Michelin Group's credit worthiness.

Across the board tire price increases

Michelin has folded the continued rise in raw material costs into the prices of all its product ranges and markets. Additional price increases have been announced for 2006.

Buy-Back of a EUR 1 billion bond issue

In May 2005, the Group redeemed 48% of a EUR 1 billion loan due in April 2009 with a 6.125% coupon.
At the end of 2005, the residual outstanding nominal value was EUR 470 million after a previous early loan redemption had been carried out in 2004.

Standard & Poor's upgraded Michelin's outlook

In July 2005, Standard & Poor's raised from "negative" to "stable" the outlook associated with the Group's rating, estimating that: "Michelin will continue to gradually improve its profit generation in the coming years and generate improving levels of cash. In the near term most of this cash is likely to be invested in the business, but this should prove beneficial to Michelin in the medium term".

Michelin and its 7 racing teams have dominated the Formula 1 season, collecting 18 out of the 19 Grands Prix.

PRIZES & AWARDS

2005: a Record-Breaking Year

Michelin made a clean sweep in 2005: in Formula 1 (with Renault's Fernando Alonso), and WRC-Rally (with Citroën's Sébastien Loeb), Michelin scored a double win, snatching both the Driver and Constructor's World titles. Unchallenged since 1998 it won the 24 Hours of Le Mans race with Audi. With Yamaha's Valentino Rossi it was MotoGP World Champion (14th consecutive title for Michelin) and with Julien Absalon it was crowned MBT World Champion. Without giving an exhaustive list, it was also Trial World Champion and winner of the Dakar race in all 3 vehicle categories. Michelin proved once again the skills of its teams and the superiority of its solutions on all grounds, in all weather conditions and on all tracks.

Pierre Dupasquier
With 1,300 victories and 180 World titles to his credit, Pierre Dupasquier ends his 28 year-long career at the head of the Racing Department with a dream-like record.

Awards

Michelin came top of the list of the 55 French brands most trusted by the French, a rating established for Challenges Magazine by TNS Sofres.

In 2006, SAM, the Swiss sustainable development rating agency included Michelin in both DJSI Dow Jones Sustainability indices: Stoxx (for Europe) and World.





2 MICHELIN GROUP AND ITS INDUSTRY

page 22

MILESTONES

Founded in Clermont-Ferrand in 1832, Michelin adopted the name of its founders in 1889.
It is now run by the fourth generation of the family.
World tire industry No.1, Michelin is also a leading European map and guide publisher and provider of digital tools for travelers, as well as one of the world's most popular brands.

Michelin AxioBib

New agricultural tire application of patented Ultraflex technology: its carcass profile increases sidewall flexion surface. Depending on the solution, it will bear up to 20% more load for a given volume and pressure.

page 24

World Tire Industry and Group Markets [1]

The world tire market, three quarters of which is made up of replacement sales, is worth USD 92 billion[2] and has a strong growth potential: between 2000 and 2030 passenger transportation should grow an estimated 50% in terms of mileage and heavy road hauling should increase 75%[3]. The tire industry is a highly concentrated one as the top three tire manufacturers account for close to 55% of world sales[2].

page 28

Michelin's Strategy

Michelin pursues a targeted growth strategy which is worldwide, sustainable and profitable. Driven by technology and innovation, this strategy is underpinned by strong brands and quality service. The Group accordingly steps up expansion in emerging countries and boosts its efficiency and productivity, while enhancing its presence on high value-added, high-growth segments. It aims for a minimum 10% operating margin, substantial positive recurring free cash flow and return on capital employed in excess of 10%.

(1) For a detailed presentation of the Group's markets and competitive positioning, please refer to Michelin's Fact-Book, downloadable from www.michelin.com/corporate
(2) 2004 World sales, source: Tire Business, August 29, 2005.
(3) World Business Council for Sustainable Development (WBCSD – Mobility Report 2030).

MILESTONES

LEADERSHIP THROUGH INNOVATION

Delivering higher and higher performance and quality: to achieve its mission, Michelin has always relied on innovation. With a 4,000-strong team of research engineers working in three continents, Michelin budgeted EUR 565 million (3.6% of net sales) for R&D[1] and is the tiremaker that invests most in research and development.

Through its Technology Center, the Group introduces a constant stream of innovative products designed to optimize end-user benefits. Its portfolio of mobility-enhancing projects for the transportation of goods and people is geared to short, mid- and long-term opportunities. This enables the Group to keep improving its product offering and discovering groundbreaking technologies. The originator of such technological leaps as radial tire technology and the X One, the Group not only aims to satisfy market needs but also to act as market transformer.

More than ever before, innovative capacity is therefore Michelin's greatest asset for the future: in the areas of safety, wear resistance and fuel efficiency, the Group's wide-ranging innovation capacity will translate the challenges of sustainable mobility into competitive opportunities.

(1) Accounting for 4.3% of net sales under French GAAP in 2004. Switch to IFRS changed the organization of the income statement from a presentation according to nature to a presentation according to function. Pursuant to this change, part of the Group's R&D expenses are now integrated into the cost of sales.


1832
An agricultural machinery and rubber goods factory is set up by Aristide Barbier and Edouard Daubrée.
1889
Edouard Michelin becomes Managing Partner of the Company renamed Michelin & Cie.
1891
First dismountable bicycle tire launched by Michelin.
1895
Michelin is the first to fit a car with tires.
1898
Birth of Bibendum, the Michelin Man.
1900
Publication of the first Red Guide.
1929
Micheline railcar built and railroad tires developed.
1935
Michelin takes over French carmaker Citroën (will remain majority shareholder until 1975).
1937
Launch of Michelin Metallic, the first Truck tire with a steel casing.
1946
Landmark year: first Passenger car radial tire launched by Michelin.
1952
Launch of first Truck radial tire.
1959
First Earthmover radial tire launched.
1979
Ferrari wins the Formula 1 World Champion title on Michelin radial tires.

WORLD No.1 FOR INNOVATION, MICHELIN IS ALSO No.1 FOR MARKET SHARE

	2000	2001	2002	2003	2004*
Market Share	18.9%	19.6%	20.1%	20.1%	19.4%
Ranking	No.2	No.1	No.1	No.1	No.1

Source: Tire Business.
** 2005 market shares will be published by Tire Business in September 2006.*


Michelin
115 years of innovation
1981
Launch of the first radial aircraft tire: Michelin Air X.
1984
Motorcycle radial tire technology developed (introduced in 1987).
1993
C3M, a revolutionary manufacturing process, developed.
1994
Launch of the Michelin Energy green tire: first generation of fuel-efficient, low-resistance tires.
1996
Michelin Pax System, the first unseatable tire capable of covering 124 miles at 50 miles/h after a flat and doing away with the sparewheel, launched.
2000
NZG aircraft radial tire solution developed: Concorde can take off again.
ViaMichelin set up.
Michelin X One, the first Truck tire to replace a twin mount, launched.
2001
The world's largest earthmover tire built.
2002
Launch of the first anti-splash Truck tire that cuts by 4 the height of water splashes.
2003
Michelin Xeobib, the first constant low-pressure agricultural tire and Michelin OnWay, the multi-service Passenger car tire offering launched.
2004
Michelin Airless and Michelin Tweel (two airless tire concepts) and Michelin Active Wheel (a wheel integrating its own engine) unveiled.
2005
Airbus A-380's first flight fitted by Michelin; launch of Michelin Power Race, the first dual-rubber motorcycle tire.

WORLD TIRE INDUSTRY
AND GROUP MARKETS*

A large and buoyant market **undergoing major change**

The world tire market is worth USD 92 billion[1], close to 2/3 for passenger cars and light trucks and 1/4 for trucks[2]. In terms of units sold, it amounted to 1 billion passenger car tires and more than 150 million truck and bus tires.

The industry enjoys bright growth prospects as the mobility of goods and people goes hand-in-hand with economic development. The world automobile fleet should almost double by 2030, from 700 million to 1.3 billion vehicles and the distance driven in cars should increase 50% compared to 2000 and heavy hauling should increase by 75%[3].

From 2005 to 2009, additional tire demand volume is expected to be fairly evenly balanced in volume terms between mature and emerging countries given the latter's high growth rates. The developed countries also offer significant potential in value terms linked to the growth of high-end vehicle markets. This is stimulated by driver demand for more safety and comfort and heavy hauling firm demand for enhanced reliability and profitability.

Beyond up-market vehicle development and volume growth, the main drivers of change in the mobility markets in the mid-term will be the need to save increasingly expensive fuel and raw materials as well as mounting health and safety public expectations. In dealing with these challenges, tire-related innovation is becoming key to inducing progress in mobility.

** Please refer to the detailed presentation of Group markets and ranking in Michelin's Fact-Book, downloadable from www.michelin.com.*

(1) Source: Tire Business, August 29, 2005.
(2) Source: Michelin.
(3) Source: WBCSD – Mobility Report 2030.



Replacement accounts for 3/4 of tire sales

Evenly split among Europe, North America and Asia, tire markets, being replacement markets for 75% of volumes, are less cyclical than automotive markets. Replacement, which posts 2% to 3% annual growth, accounts for more than 70% of Michelin's sales.

The tire industry is highly concentrated as the three largest manufacturers, who operate on all segments, account for close to 55% of world sales [1].

(1) Source: Tire Business, August 29, 2005.

FUTURE ESTIMATED GROWTH OF THE WORLD PASSENGER CAR AND LIGHT TRUCK FLEET
In billions of units


0.7
1.3
2
2000
2030
2050

Source: WBCSD – Mobility Report 2030.

BREAKDOWN OF 2004 WORLD MARKET BY PRODUCT TYPE


63.3% Passenger car and Light truck
25.0% Truck
5.1% Earthmover
3.9% Two-Wheel
2.2% Agricultural
0.5% Aircraft

Michelin estimates.

BREAKDOWN OF 2004 WORLD MARKET BY MANUFACTURER


19.4% Michelin
18.2% Bridgestone
16.5% Goodyear
25.4% Average-sized players
20.5% Local players

Source: Tire Business – August 29, 2005.

REGIONAL BREAKDOWN OF 2004 WORLD MARKET IN VOLUME
Metric ton equivalent


26.7% North America
26.2% Europe
11.3% China
8.3% Japan
13.2% Other Asian countries
7.9% Africa & the Middle-East
6.4% South America

Source: LMC 2005 & Michelin estimates.

The Passenger Car and Light Truck Tire Market

The passenger car and light truck tire market accounts for close to 2/3 of tire sales or more than 1 billion tires, 71% of which are replacement sales[1]. Mature countries[2] account for more than 80% of tire volumes.
Their growth trend, however, is a bare 1.2% per year compared to 7.8% in emerging countries[3]. By 2009, the aggregate additional demand will amount to 112 million new tires, 2/3 of which will come from the emerging countries.
In addition, the up-market vehicles fitted with larger, higher-performance tires will gradually increase the value of the world tire market. In just 5 years, the 17-inch tire segment increased 6-fold and is expected to account for 1/4 of sales by 2010. Similarly, the winter tire market should top 50% growth and account for 15% of the replacement market within 5 years. The average price of these products is about twice as high as that of summer tires for the mass market.

On average, more than 70% of world tire replacement sales are made by specialist tire retailers. The picture, however, varies widely from country to country.
In Europe, tire specialists only account for 50% of volumes, while car dealers, which have a marginal share elsewhere, account for 25% of the European market.
Most large tire manufacturers have their own sales networks or rely on brand name partnerships with specialist independent retailers. These networks enable them to keep up with driver expectations and watch competitor developments while controlling part of their product distribution.

(1) Source: Michelin estimates.
(2) Western Europe, United States, Japan.
(3) Eastern Europe, Brazil, Mexico, China, Russia.

The Truck Tire Market

The truck tire market accounts for 1/4 of world sales or more than 150 million tires, 84% of which are sold on the replacement market. Only 53% of these are radial*. It records 1-2% long-term annual growth, which is more chaotic than that of passenger car tire markets as road transportation is intimately bound up with economic growth. Radial tire sales enjoy bright prospects in Russia, South America and Asia. China's tire market, which alone accounts for close to 30% of the world market, is only about 25% radialized.
In these new markets, Michelin aims to promote radialization and expand retread industrial capacity.

Truck tires are capital goods. They account for 3% of a truck fleet's operating costs on average and can induce substantial fuel savings. This is significant since fuel accounts for 20% of a heavy hauling firm's operating costs. In developed countries, truck tire distribution is mainly done through specialist dealers and direct sales to large fleets. Trends in this sector are for "truck-side" maintenance services aimed at minimizing downtime.

The larger fleets manage their tire resources professionally and their OE purchase policies are brand-orientated like in replacement: OEMs will mount their brand of choice. For them, tire cost per mile is key. For this reason, in North and South America, retread volumes are similar to new replacement tire volumes.

** Gradual shift from conventional tires to radial tires invented by Michelin.*

PASSENGER CAR AND LIGHT TRUCK TIRE MARKETS POST STEADY GROWTH
Millions of tires


● RT = Replacement (World)
○ OE = Original Equipment (World)
Regular 2.6% OE+RT YoY growth
OE accounts for 1/3 of total volume of passenger car and light truck market.
1,046
1,165
1,339
RT: + 2.8% p.a.
OE: + 1.7% p.a.
2004
2009
2014

Source: Michelin.

THE WORLD TRUCK TIRE MARKET
Millions of tires


2004
2005
Significant growth opportunities for radial truck tires in Eastern Europe (11% radialized), Asia (29% radialized) and South America (51% radialized)
40
35
30
25
20
15
10
5
0
RT Europe
RT North America
RT South America
RT China
RT India
RT Rest of Asia
RT Africa and Middle-East
OE World

Source: Michelin.

The Specialty
Tire Markets

The specialty tire markets account for a little over 10% of world sales. While all specialty tires are highly sophisticated products, cycle tires are consumer goods, whereas agricultural, earthmover and aircraft tires are capital goods. Specialty tires experience regular mix improvements.

Handling equipment offer bright prospects, as do large and very large earthmovers, in particular those used in mining works where output is slated to grow 60% by 2010.
Growth opportunities to equip the world's growing fleet of powerful agricultural equipment, whether very large or compact, are also significant.
The radial aircraft tire market is booming with more than 30% estimated growth by 2010.
Turning to motorcycles, the sports performance segment is most buoyant in Western Europe, while the large road motorcycles still prevail in North America.

FUTURE ESTIMATED GROWTH OF THE EARTHMOVER TIRE MARKET *(total market)*
In thousands of tons


1,390
1,560
1,860
2004
2006
2010

Source: Michelin.

The map and guide markets evolve constantly in response to competition and diversified customer expectations as to information and contents.

Travel-related digital services and equipment enjoy strong potential among the general public and professionals alike. With 8 million units estimated sales for 2006*, portable navigation is clearly becoming a mass-consumer market.

* *Source: Canalys 2005.*

Derivated products post some USD 110 billion global net sales. While the leisure and sports industries clearly lead the market, industrial brands account for a significant 25% of sales* with the automotive sector among the three leading industries and Michelin Lifestyle within it, already ranking No.6.

* *Licence Magazine, April 2005.*

STRATEGY
MICHELIN INVESTS IN GLOBAL LEADERSHIP

A global actor present on all tire markets, Michelin is world leader in the tire and mobility-enabling services for both goods and people. The Group's strategy of profitable growth, which is global, sustainable and targeted is based on technology and innovation. It involves valorizing its powerful brands and quality products and services through universal customer recognition.

Michelin therefore focuses on fast-growing, higher value-added segments. In addition to stepping up its development in high-growth emerging countries, it strengthens industrial and logistical efficiency and productivity. The Group places sustainable mobility at the heart of its growth and differentiation strategy through superior technology, innovative capacity and quality products and services.

Consistent with this objective, Michelin Group invests 3.6% of its net sales in research and development and deploys an ambitious industrial strategy of *"Strengthening the West, and supporting growth in the East"*.

Michelin's objectives set for 2010: average volume growth in excess of 3.5% per year with an emphasis on higher value-added segments; minimum 10% operating margin; inventory limited to 16% of net sales; return on capital employed (ROCE) in excess of 10%; substantially positive and recurring free cash flow which the Group will use to strengthen its financial structure and increase Shareholder value.

Targeted, high value-added, global growth

Michelin develops high-tech products and high-value added services in order to obtain a fair price for its premium quality and innovation offering from its diversified customer base including motorists, truck drivers, OEMs and distributors. Technology, innovation, marketing and tailored service: the Group's pricing policy reflects an approach focusing on operations enjoying proper recognition of its technical superiority.

Michelin diversifies its activities through an innovative service offering: driver assistance tools, on-site maintenance, mileage-based invoicing, retreading, global management of tire resources distributed via its integrated retail networks and dedicated subsidiaries.



FOCUS

Japanese Inventory Halved

Improving service while streamlining inventory: introduction of weekly monitoring of Michelin Japan's 4-month sliding imported goods requirements halved exports to Japan from an average of 80,000 to 40,000 tires. Given that tire shipments account for 30% of finished product inventory value, and that intercontinental trade increased 13% over the last couple of years, the new process is a major opportunity to cut costs.

Motorists benefit from the Group's full range of maps and guides and from innovative digital mobility devices and services. It also expands the reach of the Michelin brand through global derivated product operations. Having embraced almost every mechanical sport, Michelin fosters close ties with OEMs and demonstrates the benefits of its innovations to all drivers and pilots on every type of surface.

The Group accelerates its development in high-growth markets through a robust internal growth policy, underpinned by selected acquisitions and partnerships. The objective is to better reflect the geographic breakdown and trends of world tire markets by rebalancing its manufacturing and sales operations as these remain highly concentrated in the developed countries.

This global strategy is coupled with a comprehensive product offering in the specialty markets including two-wheel, tractor, earthmover, aircraft, subway and tramway tires. This policy enabled Michelin to increase the contribution of these operations to Group results: up 5.2 points at 7.1%, operating margin improved in 2005 very significantly and structurally, coming close to the levels reached by Passenger car and Light truck and Truck operations.

A major **investment program**

Michelin channels its structurally high cash flow (around 9% of net sales) into an ambitious industrial strategy.

The Group invested EUR 1.3 billion in 2005, or 8.6% of net sales. 45% of capex is invested in new industrial capacity and 55% in the maintenance, productivity and transformation of plants chiefly in Western Europe and North America.



Focus



The Components Product Line: **A key to performance**

The entity employs 21,000 people in 70 sites covering 19 countries of all continents.
Its mission: deliver quality products to the finished product lines to guarantee their technological lead and competitive edge.

Make or buy? The question keeps being asked. Asset optimization and fixed-cost flexibility are arguments in favor of third-party sourcing.



On the other hand, procurement security, quality, innovation, reactivity and confidentiality call for integrated supplies.

Generally speaking, Michelin's strategic interests require maintaining key expertise in material and semi-finished processing – an expertise delivered by the Components Product Line's.

Supporting Growth **in Emerging Countries**

Michelin intends increasing global production capacity to meet local demand especially in the high-growth markets of Eastern Europe, Asia and South America.

In Eastern Europe, Russia, China, Mexico and Brazil, for example, passenger car tire sales should grow by about 7% a year in volume over the next 5 years. And similar trends apply to truck tire demand, stimulated by the shift to radial technology.
Asia has now become the world's largest tire market in volumes: from 23% in 2000 (12% for Japan only), it climbed to 33% in 2004 (8% for Japan) and should reach 34% by 2008 (7% for Japan).

The Group's selective capacity increases and acquisitions are chiefly aimed at strengthening its foothold on these key markets. After the Davydovo factory (Russia) in 2004 and the Passenger car tire plant in Hungary in 2005, new facilities or capacity extensions will be commissioned by 2010 in Poland, China, Thailand, India and Brazil. This will boost annual capacity by around 15 million Passenger car tires, 3.2 million Truck tires and 40,000 metric tons of Earthmover tires.





Michelin keeps innovating to meet its customers' technical requirements

Original equipment manufacturers (OEMs) turn to tiremakers with needs for highly specific know-how as they build ever more powerful and heavier vehicles requiring higher and higher tire speed ratings.

Qualitative growth prospects

From a qualitative point of view, the mature markets (where annual volume growth should be capped at 1.5%) offer bright product mix prospects.

Some tires are indeed worth far more than others because they offer more value for money to all customers, individuals or professionals alike.
More sophisticated and complex to make, those products are also more expensive and generate higher margins.
In just five years, the share of the winter, high-performance and leisure passenger car tire segments posted 7-point growth, climbing to 32% of the world replacement market. The increase was even sharper in OE (from 24% to 35%), which will create value-added replacement market growth in the years to come.
Turning to Truck tires, Michelin's product mix was further enriched by major technological innovations such as single-mount extra-wide tires and *Michelin Durable Technologies** as well as the introduction of fleet management services. The Agricultural, Earthmover, Aircraft and Two-wheel Product Lines experience similar mix enrichment opportunities. These trends also reflect new customer expectations for higher-performance, tailor-made tire solutions.

* *See focus on page 53.*



Winter and 4-wheel drive tire segments are among the most buoyant.



CHANGE IN WORLD PASSENGER CAR TIRE MARKETS BY SPEED RATING
Base 100 in 2000


300
250
200
150
100
50
00
01
02
03
04
05
WYZ
V
H
ST

Source: Michelin.

Strengthening **the West**

Against this background, Michelin optimizes its West-European and North-American facilities in order to secure a strong and profitable industrial base in the developed markets. The Group's productivity drive involves specializing plants, deploying standard, yet flexible, processes of proven excellence and optimizing supply chain operations. In this connection, the priority given to streamlined inventory management, flexibility and reactivity enables Michelin to gradually lower its working capital requirements while maintaining high quality services.

Financial year 2005 saw a number of reorganizations such as the concentration of the French Truck tire production lines in two sites instead of three. The industrial concentrations carried out in the developed countries take into account natural job attrition, as 17,000 employees are due to retire in Western Europe in the 2004-2010 period.

Sustainable mobility underpins the Group's growth strategy

In an environment where the price of energy and raw materials is bound to remain durably high and where the global vehicle fleet keeps growing, safety and regulatory measures as well as technical requirements will no doubt become more and more stringent. Active in safety and environment-friendly research, Michelin keeps increasing tire life, fuel efficiency and finding new materials. All these are good opportunities for the Group to valorize its technological edge – and solutions, as sources of progress.
On average, 20% of a car's fuel consumption – up to 40% in the case of a truck – are used just to overcome tire rolling resistance. Michelin made a significant environmental contribution through radial technology, which cut rolling resistance by 30% and a further 20% with the green tire (Michelin world No.1 producer). Tire performance plays a key role in reducing both consumer fuel spending and toxic gas emissions. These are fields where the Group boasts many a promising project.

Stringent product quality, clearly contributing to customer satisfaction and loyalty, also goes hand-in-hand with high-performance production processes and helps offset the increasing cost of raw materials, especially natural rubber. "Get it right the first time", Michelin's watch word has, therefore, never been more relevant.

Partner of Shell Eco Marathon, Michelin puts its latest rolling resistance innovations to the test.



Safety and the environment

Michelin's Research & Development teams are deeply committed to Safety and Health-related issues for tires are key to safety, being a vehicle's only contact with the road. As a member of the Global Road Safety Partnership*, Michelin broadens its historic commitment to road safety. Development of pressure monitoring and extended mobility devices, enhancing grip and reducing breaking distance in dry and wet conditions: the Group explores many progress avenues and competitive edge opportunities.

The Group's environment protection approach is comprehensive, encompassing the entire lifecycle of its products. This involves increasing useful life and promoting retreading as a way of saving such production inputs as raw materials and energy. In addition, Michelin has strengthened its environment management system: by the end of 2005, 94% of its finished products were made in ISO 14001-certified sites. It actively organized the end-of-life tire recycling industry: by the end of 2005, 12 tire recycling firms had been set up in Europe and the goal of eliminating tire dumping will be reached by mid-2006.

* *An international association bringing together public and private actors around road safety programs in developing countries.*

Discover and promote solutions for the future

Michelin played an active part in WBCSD's** Sustainable Mobility Project which ended with publication of the *Mobility report 2030* on future mobility needs and associated risk. The report sets forth possible ways of achieving more sustainable mobility. A keen advocate of experimentation, the Group set up *Challenge Bibendum* in 1998. The event quickly attracted OEMs, energy suppliers, parts manufacturers, the scientific community and public authorities worldwide around the issue of sustainable mobility. The *Bibendum Forum & Rally* held in 2005 showcased 50 vehicles featuring the most promising technologies. All rallied the Aichi Universal exhibition (Japan) from Kyoto, highlighting their full potential in real driving conditions.

** *World Business Council for Sustainable Development: WBCSD brings together 175 international firms in a common effort to address the issue of sustainable development.*

The Bibendum Forum & Rally held in 2005 showcased the latest developments of sustainable mobility in Kyoto.





Non reusable end-of-life tires can be recycled in various ways. Here, to manufacture shock-absorbing surfaces.


PRIX MICHELIN DE LA QUALITE
QUALITE
2005
QUALITY
MICHELIN QUALITY AWARD

FOCUS

Quality insurance and Continuous Improvement

Michelin aims at all-round excellence in design, industrial processes and customer satisfaction. Focused on results and customers, Michelin's Quality System combines the provisions of Michelin's Quality Insurance (to build on past experience) and Michelin's Continuous Improvement Approach (to quickly share best practices among Group entities).

Michelin Manufacturing Way concentrates all the best standard practices industrial plants need while leaving ample room for innovation and further progress.

3 areas of focus were selected for 2005-2006:

- **make sure the strong improvements in the area of safety at work are maintained,**
- **improve operating result and**
- **ensure full adoption of Michelin's Quality System across Group operations in the emerging markets.**

Leveraging diversity and **mobilizing all talents**

Michelin is proud to rely on its 129,000 strong workforce on all continents. 120 nationalities are represented in the Group, which intends creating the conditions for self-fulfillment for all its employees. Its organization promotes teamwork, individual initiative and empowerment. Large-scale training encourages the acquisition and sharing of know-how as well as a positive attitude to change. The program also promotes a customer- and results-orientated corporate culture which is turned to innovation and reflects its shared values of respect and responsibility. The Group accordingly spends 3 to 4% of payroll on training each year. Moreover, regular local and regional surveys provide feedback on employee satisfaction.

Internal promotion is key to Group career management: more than 1/4 of the Group's managers and practically all shop managers are appointed through internal promotion. To this end, Michelin develops assessment and career management methods and promotes internal mobility. On average, managers and engineers move to a new job every four years. Many Group executives work away from their home country, contributing to a melting pot conducive to open-mindedness and creativity.

Profit Sharing



Managers' pay packages comprise a fixed and a variable portion based on objectives set at the start of the year. They are based partly on individual performance and partly on Group performance.

As part of its compensation incentive plan, the Group has introduced a stock option plan for selected Group managers and a global Employee Shareholder Scheme. Some 69% of the 113,000 employees concerned chose to become CGEM Shareholders. This very high take-up rate testifies to Michelin teams' attachment and confidence in their company.

Each year, the Group spends 3-4% of payroll on training.





FOCUS

First Global Diversity Conference

While Michelin draws its strength from unity, diversity is a major opportunity. Leveraging the complementary nature of talents across the Company is a powerful way of recognizing the full value of people and boosting overall performance. Diversity serves to reflect the different societies in which Michelin operates and to enhance performance for the benefit of its customers. Diversity also makes it more attractive to the men and women in the Company.
To move forward, Michelin has set up an organization headed by a Diversity Council, whose policy is implemented by a Diversity Team, itself supported in the field by a local network. The team will work along 5 main guidelines: cultures and nationalities, gender, ethnic groups, age and physical capabilities.

Michelin's first Global Diversity Conference was attended by the Group's 300 Diversity "champions" at Clermont-Ferrand in June 2005.



BALANCED AND SOCIALLY RESPONSIBLE DEVELOPMENT:

THE MICHELIN PERFORMANCE AND RESPONSIBILITY APPROACH

In March 2002, Edouard Michelin officially launched Michelin's Performance and Responsibility approach, with a view to formalizing the Group's abiding values and principles and promote their implementation as part of its search for balanced and socially responsible development.

The approach is shared by all Group entities. Michelin's Performance and Responsibility Charter, which describes the approach in concrete terms, was circulated in 15 languages. All Group entities refer to it when drawing up their strategic plans.

Nine areas for specific action were earmarked following an internal review, each under the supervision of a Global Project manager in charge of impulsing the Group's ongoing progress plans. These fields of action have multiple goals including responsible product performance, end-of-life tire recycling, site environmental management, quality of life at work, involvement in local life in the different regions where the Group operates as well as contributing to sustainable mobility.

The approach is a daily concern across the Group's industrial and research facilities and gives rise to a wide variety of programs ranging from internal progress to community relations. To quote a few examples, the Group contributes to local job creation initiatives and to public health and educational programs.

Michelin's approach to Sustainable Development is specific in two ways:

- underpinned by the Group's corporate values, PRM highlights the unique relationship it fosters both with the men and women who comprise its workforce and with such key external partners as its customers and shareholders;
- by including explicitly economic performance in the scope of its mission, on par with environmental, social and societal responsibility, Michelin's Performance and Responsibility approach clearly contributes to the development, longevity and profitability of the Company.

Michelin's watchword: performance in the exercise of each one of our responsibilities!


Respect
for Customers
Respect
for People

FOCUS

Michelin's Second **Performance and Responsibility Report**



Michelin's second Performance and Responsibility Report, published in May 2005, deals with the years 2003 and 2004. It reviews the concrete achievements of the period in implementing the approach and assesses current progress.

Factual and information-packed, the document presents numerous indicators, graphs and charts for a comprehensive report of Michelin Group's responsible performance.

Michelin elected to publish alternately a full and an abridged report with an update of the key indicators. The forthcoming report, due to be published in May 2006, will be an abridged version dealing with the 2005 period.

In the reporting period, Michelin was ranked among France's 10 best companies for the quality of sustainable development-related information*.

** Ranking by Utopies, a specialist agency based on Global Reporters' 2004 benchmark study.*



For a detailed presentation of our approach, please refer to the "Performance and Responsibility Charter", the "Performance and Responsibility Report 2003-2004", and the "Performance and Responsibility Report Update 2005" (from end of May 2006) which can be downloaded from Michelin's www.michelin.com website and are available on request from the Investor Relations Department.



Respect
for Shareholders

Respect
for the Environment



Europe

82,354 employees

WESTERN EUROPE

16	Passenger car and Light truck plants
14	Truck plants
18	Other Product Line plants

EASTERN EUROPE

4	Passenger car and Light truck plants
3	Truck plants
3	Other Product Line plants

North America

24,100 employees

12	Passenger car and Light truck plants
3	Truck plants
7	Other Product Line plants

Poland

United Kingdom

Germany

Hungary

France

Romania

Italy

Spain

Extension due 2008
+200,000 Truck tire annual capacity

Canada

United States

Extension due 2010
+50% Earthmover tire annual capacity

Algeria

Mexico


Colombia
Nigeria
NEW PLANT DUE 2007
40,000-ton Earthmover tire annual capacity
South America
6,240 employees
2 Passenger car and Light truck plants
3 Truck plants
2 Other Product Line plants
Brazil
Extension due 2007
+600,000 Truck tire annual capacity



Extension due 2007
+3.5 million Passenger car and Light truck tire annual capacity



Extension due 2005
+800,000 Passenger car tire annual capacity

Russia



NEW PLANT IN 2004
2.1 million Passenger car and Light truck tire annual capacity



Extension due 2010
+3.8 million Passenger car and Light truck tire annual capacity
+1.1 million Truck tire annual capacity

China

Japan

NEW PLANT DUE 2009
300,000 Truck tire annual capacity

India



Asia

12,677 employees

5	Passenger car and Light truck plants
3	Truck plants
4	Other Product Line plants

Thailand



Extension due 2010
+5 million Passenger car and Light truck tire annual capacity
+1.2 million Truck tire annual capacity

Africa and the Middle-East

3,684 employees

1	Passenger car and Light truck plant
2	Truck plants
-	No plant for other Product Lines



MICHELIN
A GLOBAL FOOTPRINT



Michelin Primacy HP
Architectured around a high-deformation technology and an extra-stiff tread, Michelin Primacy HP ensures the largest road contact with every inch of tire, yielding maximum performance. Presented at the last Frankfurt automotive show, it will be launched in 2006.

3 MANAGING PARTNERS REPORT ON 2005 OPERATIONS AND RESULTS

Note

Michelin changed its operational sector reporting segmentation in 2005.

- Distribution operations are now reported along with the relevant Passenger car and Light truck operations (SR1) or Truck operations (SR2). The operating margin of distribution operations being by nature below that of manufacturing operations, this has a negative impact on overall operating margin in both segments.
- A new "Specialty operations" (SR3) segment combines specialty tires (earthmover, agricultural, two-wheel, aircraft), maps and guides, ViaMichelin and Michelin Lifestyle derivated products.

2004 net sales and operating income were recalculated in line with this segmentation and under IFRS for comparison purposes with 2005.



WORLD
TIRE MARKETS



World tire markets grew moderately **against a mixed backdrop**

Tire markets globally posted reasonable growth in 2005.

In **Europe,** Passenger car and Light truck replacement "mass" consumer tire markets (S&T speed ratings) continued to shrink, down - 6.5% in 2005, unlike High-Performance (V&Z speed ratings) up + 5.4% and Winter segment up + 8.7%. The Original Equipment market dipped 0.7% after a slight 0.9% growth in 2004.
The Truck replacement market, affected by depressed economic conditions, reported a sharp - 4.7% drop. Up 4%, Original Equipment remained buoyant after 15% growth in 2004.

In **North America,** while the mass market dipped a further 4%, the Passenger car and Light truck replacement market grew 2.3% with 4-wheel drive tire sales up 6% and High Performance tire sales up 15% (V&Z speed ratings). Original Equipment, on the other hand, declined further, down 0.3%. After a 35% rise in 2004, the Original Equipment Truck market reported sustained + 7.7% growth, while replacement was flat at + 0.2%.

In **South America,** markets did well in both Passenger car and Light truck and Truck, in spite of the slump in Brazil's truck replacement market, hit by slack agricultural activities and the appreciation of the real.

In **Asia,** China's Passenger car and Light truck Original Equipment markets posted dynamic 16% growth. They remained stable in Japan, Korea and Australia. Replacement markets were up 5%, boosted by China posting 17% growth.
Driven by China, the Asian Truck tire replacement market posted double-digit growth.

In Specialty tires, demand outstripped global earthmover production supply, in particular in open cast mines. It was trending up in motorcycle as well as in aircraft, as the latter industry is gradually switching to radial tires. The agricultural tire replacement markets, however, were sharply down in both Europe - 6% and North America - 8%.

	2005/2004	2004/2003
Europe [1]		
Passenger car and Light truck		
• Replacement	+ 1.6%	+ 3.3%
*- including "mass market"**		
(ST speed ratings)	*- 6.5%*	*- 4.6%*
- High performance		
(VZ speed ratings)	*+ 5.4%*	*+ 10.6%*
- Winter	*+ 8.7%*	*+ 7.1%*
• Original Equipment	- 0.7%	+ 0.9%
Truck [2]		
• Replacement [3]	- 4.7%	- 0.5%
• Original Equipment [4]	+ 4.0%	+ 15.0%
North America [5]		
Passenger car and Light truck		
• Replacement [6]	+ 2.3%	+ 1.6%
*- including "mass market"**		
(ST speed ratings)	*- 3.7%*	*- 4.0%*
- High performance		
(VZ speed ratings)	*+ 14.7%*	*+ 13.3%*
*- SUV***	*+ 6.3%*	*+ 11.3%*
• Original Equipment	- 0.3%	- 0.5%
Truck [2]		
• Replacement	+ 0.2%	+ 3.8%
• Original Equipment	+ 7.7%	+ 35.1%

(1) Western plus Eastern Europe (excluding Community of Independent States).
(2) Radial markets only.
(3) Western Europe.
(4) Power unit market.
(5) United States, Canada and Mexico.
(6) Radial + bias tires.
** Low-end tire market.*
*** Sport utility vehicles.*

2005 PASSENGER CAR AND LIGHT TRUCK TIRE MARKETS

In millions of units sold	Europe [1]	North America [2]	South America	Asia	Africa & the Middle-East
Original Equipment	94	78	11	109	11
2005/2004	*- 0.7%*	*- 0.3%*	*+ 9.1%*	*+ 8.5%*	*+ 2.7%*
Replacement	248	274	37	148	51
2005/2004	*+ 1.6%*	*+ 2.3%*	*+ 3.9%*	*+ 4.4%*	*+ 3.0%*

Source: Michelin estimates.
(1) Western plus Eastern Europe (excluding Community of Independent States).
(2) United States, Canada and Mexico.

2005 GEOGRAPHIC BREAKDOWN OF THE PASSENGER CAR AND LIGHT TRUCK REPLACEMENT SEGMENTS THE MOST DYNAMIC IN 2005

	Europe	North America [1]	Asia
Performance (H, VZ)	43%	20%	29%
4x4 SUV	6%	70%	18%
Winter	67%	11%	21%

Source: Michelin Estimates.
(1) United States, Canada and Mexico.

2005 TRUCK TIRE MARKETS*

In millions of units radial and bias	World	Europe**	North America	South America	Asia	Africa & the Middle-East
Original Equipment	24.9	-	-	-	-	-
2005/2004	*+ 4.6%*					
Replacement	127.2	17.2	18.1	11.0	68.5	12.4
2005/2004	*+ 1.0%*	*- 4.8%*	*- 1.2%*	*+ 0.9%*	*+ 3.2%*	*+ 1.6%*
Retreading [1]	58.2	7.2	18.3	9.1	21.4	2.2
2005/2004	*- 0.5%*	*- 2.7%*	*+ 0.5%*	*- 4.2%*	*flat*	*+ 10.0%*

** Total markets (radial+ bias) estimated by Michelin, including non-pool markets.*
*** Western + Eastern Europe + CEI.*
(1) Treads.



MICHELIN X-ICE NORTH

LEADING-EDGE MICHELIN X-ICE NORTH STUDDED TIRE DELIVERS OUTSTANDING MOTRICITY ON ICE: IT ENHANCES VEHICLE STARTING AND BREAKING PERFORMANCE WITH A 5 METER GAIN ON ITS PRINCIPAL COMPETITOR.

STRATEGY

Strategic partner of manufacturers owing to the quality of its research and global positioning, Michelin introduces its innovations through original equipment and gains road user loyalty, many of whom tend to buy the tire brand first fitted on their vehicle.

In the replacement market, the Group offers Michelin, the world's leading brand, together with a diversified multi-brand portfolio and an ever richer service offering in order to satisfy the different needs of all consumers and retailers.

In both Original Equipment and Replacement tires, Michelin focuses on fast-growing high-tech, high value-added segments.

Michelin enhances productivity and flexibility, strengthens industrial performance in developed markets and builds capacity to meet growing demand in the emerging markets.

No.1 tiremaker: MICHELIN, THE ROAD USERS' FAVORITE BRAND

40 factories IN 18 COUNTRIES

72% volume replacement SALES

55% of consolidated NET SALES

57% of operating income BEFORE NON-RECURRING ITEMS

PASSENGER CAR AND LIGHT TRUCK
& RELATED DISTRIBUTION


8,295
8,621
04 05
NET SALES + 3.9%
In EUR million
768
782
9.3%
9.1%
04 05
OPERATING INCOME* + 1.8%
In EUR million
OPERATING MARGIN*
In %
* Before non-recurring items.
In line with the new sector reporting introduced in January 1, 2005, Passenger car and Light truck operations also cover related distribution operations.

Strong resilience of results



Group net sales were up 3.9% in spite of volumes down 2.1%. Replacement markets have shown moderate growth in Western Europe and more dynamic growth in North America. Original Equipment demand was slightly below 2004 levels.
The operating margin remained high: at 9.1% versus 9.3% in 2004. This resilience, in spite of a strong increase in raw material costs, resulted from further product mix enrichment and price increases holding well throughout the year.

Europe: further mix enrichment

Replacement sales rose 1.6% to the benefit of the higher value-added segments: High performance V & Z and winter tires were up 5.4% and 8.7% respectively. The S & T mass segments were down 6.5%. The Nordic countries (+ 2.3%) and, above all, Eastern countries (+ 6.4%), were the most buoyant, accounting for 3/4 of European growth. Southern European countries and in particular France, Italy and Greece lost ground, as did the United Kingdom.

The Group's pricing policy which aims at offsetting high raw material costs was challenged locally by aggressive pricing campaigns launched by some competitors.
The market share losses that ensued were primarily incurred at the beginning of the year. Thanks to a highly positive price-mix however, sales in value increased substantially. The targeted growth policy translated into a 4.9% unit price increase. This trend should continue as many mix enrichment opportunities still remain untapped.
After a disappointing summer season, the Group recorded a fine winter season, especially in Nordic countries with the successful launch of the Michelin X-Ice North range. The studded snow tire is targeted at the Scandinavian and Baltic countries. Improved supply chain and distribution operations enabled Michelin to gain market shares.

Careful monitoring of industrial capacities made for optimum inventory management and strict management of working capital requirement, while ensuring a high quality service to customers.

HIGHLIGHTS

- Michelin launched a tire production plant in Hungary with target annual output of 800,000 tires.
- In the United States, Michelin benefited from the trend away from large SUVs in favor of smaller ones and 4-wheel-drive "crossovers", a segment on which the Group's positions are strong.

INNOVATION & SUCCESS STORIES

- **Michelin X-Ice North:** sold in European Nordic countries, Northern US states, Russia and China, the new studded snow tire topped Test World's tests in Finland. Test World's tests are the benchmark used by retailers.
- **Michelin Primacy HP** The new high-end Passenger car tire. Designed to offer maximum safety on wet roads, it delivers exceptional wear life and low rolling resistance, thus making an active contribution to vehicle fuel-efficiency.
- **Michelin Pilot Exalto A/S :** the new all-season tire was launched in North America in the high performance sport segment.

In **Original Equipment,** European markets were down 0.7% with varying degrees of performance depending on the OEM: German and Asian OEMs gained market shares unlike the French, Italian and American OEMs who fell back after a difficult year.

Group volume sales were therefore down as its positions were strongest with the lesser-performing OEMs. However, unit sale prices and net sales improved owing to price increases and significant product mix enrichment.

The Euromaster distribution network benefited from better winter conditions than the year before.

North America: **volumes and net sales were up**

In **replacement,** the market was up 2.3%. This volume growth was also qualitative. The high performance V & Z segments increased 15%, 4-wheel drive increased 6% while the S & T mass market segments dipped approximately 4%. Thanks to substantial progress in tire supply chain operations, the Group gained market share in the V&Z and winter tire segments in both Canada and the United States. Michelin and BFGoodrich-branded tire sales were satisfactory, both brands gaining market share. On the other hand, private and associate brand sales slipped significantly. Price increases stuck, which served to offset the increase in raw material prices.

Tailor-made tires for the new Class A Mercedes-Benz
the outcome of 4 years of collaboration.







BFGoodrich in World Rally Championship
From 2006, BFGoodrich will be the Group's spearhead on the wide range of surfaces comprising the WRC (World Rally Championship), just as it has been in Rally Raid for a number of years.



• In 2005, Michelin was elected "Supplier of the Year 2004" by Porsche. The award was won thanks to Michelin's Supply Chain quality, cost optimization and capacity for technical innovation.

• Michelin Topped JD Power's OE Customer Satisfaction Survey in North America. BFGoodrich came second in the 4-wheel drive/crossover category.

• In 2005, Michelin was granted an exclusive contract to supply tires to the 380 "Service Center" outlets owned by COSTCO, the North American distribution chain.

The Group fits Renault's Logan
The Group will equip 30% of the Logans sold worldwide.



2 new products were launched in the V & Z segments: Michelin MXM4 and Michelin Pilot Exalto. They were a popular success.

- In **Original Equipment** the market edged down 0.3% versus 2004. Unit sale prices rose in line with price increases negotiated with OEMs. Following demand trends, the Group increased the share of Asian and European OEMs in its customer portfolio.

- **TCI,** the Group's integrated distribution network comprising over 160 outlets in the United States, performed satisfactorily in terms of volume sales and profit, in spite of the rising fuel bills which pushed up the operating cost of its customer service vehicle fleet.

TCI opened new outlets and extended its service offering beyond mere tire sales; this policy enhances customer loyalty through higher added value.

Asia: **China booming**

- **Original Equipment** markets posted 16% dynamic growth in China. They remained stable in Japan, Korea and Australia.

The Group strengthened its market share in China. In Korea, the Group experienced some difficulties as one of its OEM customers drastically stepped down operations.

- **Replacement** markets were up 5%, boosted by China posting 17% plus growth.

Group sales flourished in China where the Michelin brand confirmed its leadership position and gained more market share. In a highly competitive environment, this performance demonstrated Michelin's ability to distinguish itself by the quality of its products and services and a professional distribution network.

In **Japan,** the Group raised its market share thanks to a good winter season. For the second year in a row, Michelin topped JD Power's survey among Japanese winter tire users.

In the ASEAN countries, the Group boasted double-digit growth everywhere but Thailand, and improved market share.

The widest ever Passenger car tire

Michelin Pilot Sport PAX System, designed for Bugatti Veyron 16.4, is the widest Passenger car tire to have been certified (365 mm from sidewall to sidewall).



Operating margin **held out remarkably well**

Operating margin remained high: at 9.1% versus 9.3% in 2004. In spite of high raw material and energy price increases, this resilience reflected the success of the Group's strategy: net sales increased owing to the strong growth of high-end tires, focus on flagship pioneering brands that gain market share, ability to implement price increases, industrial and logistical optimization and control of development and selling expenses.

Outlook

European and North American Passenger car and Light truck tire replacement markets should return to their long-term 2 - 3% growth trends. In emerging countries, growth could reach 4 - 5%. In Original Equipment, markets should be stable or slightly down in Europe and North America, while rising 7% or so in Asia and South America. Michelin will pursue its quality growth and streamlined cost policy.

FOCUS

A dedicated team **for each OEM**

Michelin's OE Passenger car and Light truck operations are handled by teams dedicated to each major OEM. The mission of the 11 CBUs (Customer Business Units), made up of sales and technical engineers, is to promote Michelin's innovations and sell the Group's products and services to their original equipment manufacturer worldwide. A dual strategic mission: OE operations are crucial for they enable tiremakers to anticipate market change and foster end-user loyalty. Indeed, when satisfied with their OE tires, motorists will often choose the same brand as their original fitment. On the Passenger car and Light truck segment, the Michelin brand achieved 65% first replacement loyalty in Europe and 58% in North America.





FOCUS

Tire pressure: **pressure monitoring to become compulsory in the United States from October 2007**

In 2005, NHTSA, the US Transportation Department, adopted a rule providing that all new vehicles of up to 4.5 tons be fitted with pressure monitoring systems by the end of September 2007, except for those fitted with twin mounts. Michelin is active in this field, in particular via EnTire Solutions, LLC, its Joint Venture with TRW Automotive, set up in 2003 and which accounted for 11% of this market in 2005.

Michelin X-Ice winter tire ranked No.1 in Japan

For the second year in a row, Michelin X-Ice topped JD Power's survey among Japanese winter tire users.







MICHELIN XDN 2 GRIP

LAUNCHED IN 2005, THE NEW TRUCK TIRE BENEFITS FROM MULTIPLE NEW TECHNOLOGIES. ITS WATER DROP SIPES ARE SELF-REGENERATING. AT 2/3 OF ITS WEAR LIFE, THE TIRE'S WET PERFORMANCE IS 30% SUPERIOR TO THAT OF OTHER SIMILARLY WORN TIRES! AND DEEPER IN, THE "THREE-DIMENSIONAL" SIPES INCREASE STIFFNESS AND REDUCE WEAR. THE BOTTOM LINE IS 25% MORE MILEAGE THAN PREVIOUS-GENERATION TIRES.

STRATEGY

The Group intends to widen the Michelin brand's competitive edge in original equipment, replacement tires and retread.

As improved uptime and fleet mobility are key to competitive edge, Michelin's product-cum-service solutions increase the bottom line of its transport industry customers.

The Group also develops strong partnerships with manufacturers and distributors.

Michelin implements a program to increase the critical size and competitive edge of its facilities, improve its supply chain performance and raise its production capacity in emerging countries.

No.1 tiremaker
AND HIGH-TECH LEADER

28 factories
IN 16 COUNTRIES

84% volume replacement
SALES

33% of consolidated
NET SALES

33% of operating income
BEFORE NON-RECURRING ITEMS

TRUCK
& RELATED DISTRIBUTION


4,902
5,072
04 05
NET SALES + 3.5%
In EUR million
500
10.2%
451
8.9%
04 05
OPERATING INCOME* - 9.8%
In EUR million
OPERATING MARGIN*
In %
* Before non-recurring items.
In line with the new sector reporting introduced in January 1, 2005, Truck operations also cover related distribution operations.

Slump in tire replacement sales in Europe

2005

Group net sales rose 3.5% despite a 1.8% drop in volumes. The world truck tire market globally increased 2% with replacement up 1.6% and Original Equipment up 4.4%. Replacement slumped in Europe, stagnated in North America and experienced double-digit growth in China. First-half Original Equipment markets were very buoyant with trends reversing sharply in the second half.
Full-year operating income amounted to EUR 451 million, down 49 million on 2004. Operating margin slipped 1.3 point at 8.9%. North America's, Brazil's and Asia's fine performances were not enough to offset the volume drop in Europe.

Europe: **replacement hit an 8-year low**

Replacement markets recorded their lowest level since 1997 at under 9 million tires sold*. This slump resulted from sluggish economies, with depressed environments in France, Germany and Eastern Europe, aggravated by towering fuel bills and stable road transportation operations. To preserve their cash flow, distributors and users alike tightly managed their inventory and often resorted to retreading and regrooving instead of buying new tires. This impacted Michelin tires most as these meet high quality standards which lend them superior retreadablility potential than competing tires.

* *15-country Europool radial market.*

In **Original Equipment,** markets were up 4%, in spite of a 6.2% drop in the 4th quarter. After two years of strong growth, a significant trend reversal was noted towards the year-end. Michelin's Original Equipment repositioning was completed and market share was aligned to the Group's strategy aimed at restoring a proper balance with replacement operations.

Price increases were passed in both Original Equipment and replacement to offset the sharp increases in raw material costs.

On the innovation front, the year was an eventful one, with launch of the "Michelin Durable technology" cluster of innovations. This ushered in a new era in tire technology whereby weight reductions will go hand-in-hand with greater wear resistance, load-bearing capacity and grip: Michelin XDN 2 Grip and its self-regenerating tread is a brilliant illustration of this groundbraking technology.

Group distribution operations were hit by the slump in the replacement market.



The Silk road: from Lyon to Beijing
22,000 km, 8 trucks, 46 Michelin XLZ and XML tires frequently under extreme conditions and 2 punctures only!


VOLVO

• Michelin X One Certified by Volvo: Volvo became the second European OEM after MAN to certify Michelin X One high-performance tires with IVTM, the integrated permanent electronic tire pressure monitoring system.



HIGHLIGHTS

• Introduction in 2007 of new environmental standards will boost new power unit sales in the United States.

• In France, Tours will become a top-of-the-range Truck tire manufacturing plant with 1 million unit capacity by 2007, up 25%.



INNOVATION & SUCCESS STORIES

• Michelin topped German trade magazine VerkhersRundschau's 2005 image rating by heavy road hauling firms.

• 11,600 Michelin X One tires ordered to fit 2,900 Kenworth trucks: American heavy road hauling firm CFI resolved to reduce its fuel bill.

• Michelin Retread Technologies: expansion of North American network with 8 new retread workshops opened.

• Michelin Fleet Solutions, the tire + service integrated sales concept entered a new phase with a successful breakthrough in the German market and emerging demand in Central Europe. The solution is designed to meet demand from the larger fleets.

Strengthening North American positions

The **replacement** market was almost stable at + 0.2%, in spite of a 5.5% dip of the Canadian market. This slight increase, however, included strong sales in the 1st quarter, due to Original Equipment tire shortages. Truck OEMs at the time turned to the replacement market for supplies.
Against this backdrop, the Group outperformed the market. New product introductions contributed to product mix enrichment: these included X One, XZ US and XDN2, which increases mileage by as much as 25% compared to previous-generation tire.
The price increases implemented in March and September held out.

In **Original Equipment,** markets were up 7.7%, after a 35% rise in 2004.
The Group did very well in 2005 and increased its penetration with local OEMs by leveraging available capacities in Europe.

In **Retread,** the Group opened 8 new workshops, bringing the total of openings to 18 over 2 years, and gained further market share in the United States, Mexico and Canada. This trend should amplify in 2006.

Michelin on line ▷

New website for European Truck operations:
The www.michelintransport.com site is available in 7 European languages.



2005 TRUCK REPLACEMENT MARKETS
In millions of tires
15-country Europool 12-month sliding


9.7
9.6
9.5
9.4
9.3
9.2
9.1
9.0
1999
2000
2001
2002
2003
2004
2005
2006

2005 CHANGE IN NORTH AMERICAN REPLACEMENT MARKETS
In millions of tires
US + CA + MX Pool 12-month sliding


19.0
18.5
18.0
17.5
17.0
16.5
1999
2000
2001
2002
2003
2004
2005
2006

South America: **new market share gains in a difficult environment**

The **replacement** market declined sharply in Brazil due to poor harvests, real versus dollar appreciation and very high interest rates. Real appreciation also favored massive radial tire imports from Asia on the Pacific coast. This competition, however, amplified the radialization of South American markets, which are just 51% radialized.

In **Original Equipment,** as it reduced truck exports to North America, real appreciation weighed on the market towards the year end.

The Group further developed its distribution and retread network.

Asia: **China's market posted double-digit growth**

The **Chinese** market accounts for 29% of the global market and is just 23% radialized, thus representing a formidable growth opportunity for the Group. In replacement, however, there are major differences as between passenger cars – an emerging market where the Group was able to quickly gain a lead – and trucks. This market, which is over half a century old, comprizes a majority of old, not to say obsolete vehicles. This makes the Chinese truck market very difficult to penetrate owing to slow renewal and radialization. In Original Equipment, the Group's bus tire supply contract with the City of Beijing boosted its market share.

In **Japan,** sales have improved both in Original Equipment and Replacement. A brilliant winter season enabled Michelin to gain market share.

Quality rewarded

Michelin's Quality Grand Prix was awarded to Brazil's Truck sales team for outstanding customer satisfaction.



FOCUS

Retreading

With 10% world market share, Michelin is the first retread market global player. The picture varies widely from country to country. The retread market is larger than the new tire market in South America, quite substantial in North America and almost non-existent in Asia, Africa and the Middle-East. In Europe, where Michelin ranks No.1, the proportion of retreads to new tires is close to 2 in Finland, while only 0.3 in Central Europe. Michelin's investments on this market reflect the fact that its tires are not consumable items but genuine investments with as many as "4 lives": once worn, a tire can be regrooved, retreaded and regrooved again. Retreading multiplies tire life by 2.5. Compared to the purchase of 2 new tires, the total saving is 36%. In the United States, Michelin tires have been known to have a useful life of 1million km (600,000 miles) provided they are retreaded. Michelin increases its competitive edge in Europe through Michelin RemiX for first retreads and Recamic franchises and Pneu Laurent for the other retreads.

Europe weighed on operating income

Truck Product Line and related distribution operating income amounted to EUR 451 million versus EUR 500 million in 2004. Operating margin was down 1.3 point at 8.9% versus 10.2% a year before. In addition to the hike of raw material prices, this change reflected the imbalance between replacement sales, sharply down in Europe, and Original Equipment sales that posted robust growth in the United States.

In Europe, the volume drop led factories to reduce output level in the second half, in order to control inventory levels. This translated into additionnal costs owing to lower absorption of fixed costs, aggravated by strong external inflationary pressure driven by energy and raw material prices. The gross margin drop was nevertheless partly offset by structural cost cuts.

Outlook

In Europe, replacement markets should rebound in the 2nd half after a dull 1st half, to finish 2006 up +3%. After 2 years of sharp growth, original equipment markets should experience a cycle turnaround in the second half.
In North America, original equipment markets should grow at a slower pace than in 2005, while replacement markets should be flat.
In South America, the Brazilian Original Equipment market, which accounts for 92% of the South American market, should post over 5% increase while replacement should be up about 3%.
In Asia, the Japanese replacement market should remain stable while the Chinese market will keep posting double-digit growth. The Original Equipment market as a whole will be buoyant.





FOCUS

Truck tires re-invented

Under the name Michelin Durable Technologies, Michelin brought together the latest tire innovations that ensure lasting performance and high wear resistance. A cluster of different "regenerating" sipe types helps achieve both reduced wear and optimum grip in spite of repeated use. Tire architecture with Infinicoil technology is yet another branch of innovation. A single steel cord running across the width of the radial casing increases tire stiffness.
Further weight reduction, wear resistance, load-bearing capacity and grip are the key benefits that these major innovations deliver to the heavy road hauling industry.

More than 1 million visits per year
Michelin deploys the transportation industry's largest sales force.



A bus in Beijing
Michelin became Beijing City's No.1 radial tire supplier for the City bus lines after signing a supply contract.




HONDA

Michelin Pilot Power Race

A direct outcome of competition-related development, the new Pilot Power Race motorcycle tire is the first motorcycle tire for road use with dual-rubber technology. Indeed, different rubber compounds are used on some portions of the tread and of the shoulders. In the middle of the tire, for instance, the rubber is capable of taking extreme acceleration and breaking stress, whereas the shoulders' softer rubber makes for optimum grip while cornering.

STRATEGY

In the Specialty tire segment, the Group develops close partnerships with manufacturers and conducts a growth strategy focused on the most technical segments in each market, where Michelin is very often the leading brand.

Tourist guides, ViaMichelin digital mobility enabling services and equipment contribute to making the Michelin brand a household name. ViaMichelin also offers a significant growth potential.

Michelin is a world-class brand as measured by brand awareness. To leverage this asset, the Michelin Lifestyle subsidiary jointly develops new products on a global scale through licences with partners.

No.1 Radial Tiremaker
FOR EARTHMOVERS AND AIRCRAFT

No.1 European
MOTORCYCLE AND AGRICULTURAL RADIAL TIRE MANUFACTURER

No.1 European
FOR TOURIST GUIDE AND PUBLISHING AND MOBILITY ASSISTANCE SERVICES

34 Factories
IN 13 COUNTRIES

12% of consolidated
NET SALES

10% of operating income
BEFORE NON-RECURRING ITEMS

SPECIALTY OPERATIONS


1,851
1,897
04
05
NET SALES + 2.5%
In EUR million
35
1.9%
135
7.1%
04
05
OPERATING INCOME* + 286%
In EUR million
OPERATING MARGIN*
In %
* Before non-recurring items.

SPECIALTY TIRES

Healthy income growth

Specialty sales increased 2.5% with varying performance depending on the Product Line. The segment includes Specialty tires, Maps and Guides, ViaMichelin electronic information systems and Michelin Lifestyle operations designed to leverage the Michelin brand.
The 3rd Reporting segment's operating income before non recurring items was multiplied by 4 to EUR 135 million. Operating margin reached 7.1%, up 5.2 points on 2004. This good performance is attributable to the strong increase in Specialty tire income.

Earthmover: **substantial increase in operating result**

The earthmover market did very well over the past two years, boosted by open cast mine activities fuelled by raw material high demand from China and India. Many new mines are in the process of being opened in Australia and South America and the top of the cycle has yet to be reached. The building, civil engineering and public works sectors were also dynamic. Combined with the need to renew ageing equipment fleets, these trends created the conditions for strong demand. In this buoyant market, volume sales increased despite strong production capacity constraints.
The most dynamic regions were Asia, the Pacific Rim and South America. Benefiting from undisputed technical leadership, Michelin was able to implement a pricing policy aimed at valorizing its production. Operating margin, therefore, posted healthy growth. Markets should remain dynamic in 2006, but industrial capacities will still be undersized until commissioning in 2007 of the Jacaranda plant (Brazil) with 40,000-ton initial annual capacity.



HIGHLIGHTS

• 2007: a new Earthmover plant in Brazil with a 40,000-ton initial capacity to help better serve our markets.
An extension plan has also been announced for the Lexington (USA) Earthmover plant to increase production capacity by 50%.

INNOVATION & SUCCESS STORIES

• Michelin AxioBib Ultraflex technology, Michelin's latest agricultural tire application, delivers low soil compaction for large and powerful tractors.

• 27.00 R 49 X-Traction RD: New high-performance tire for rigid dumpers operating in mines, quarries and muddy or damp worksites where traction must be optimal.

• Tweel: Extended mobility reinvented! This new tire concept, in which the tire and wheel assembly is re-engineered, offers remarkable performance including puncture-free mobility. It can for instance be applied to small construction site earthmovers.

• Michelin Power Race: a direct outcome of MotoGP competition-related development, this newly certified hypersport tire is the first motorcycle tire fitted with dual-rubber technology.

Agricultural: **mixed performance**

The agricultural tire market experienced a 6% decline in 2005. As for the replacement market, the drops were of 6% in Europe and 8% in North America. After an improvement on the Original Equipment front in the first half, the drought in Southern Europe and the issue of future financing of the Common Agricultural Policy depressed the market in the second half.
In this bearish environment, the Group's performance was mixed. In Europe, Group sales, hurt by procurement issues, were down. Radialization of North American markets continued at a good pace and the Group, the main driver behind this change, gained market share. The partnership program launched with distributors extended to almost half of overall business.
The initiative, which promotes professionnalism as well as specialist distributor and wholesaler loyalty, has clearly enhanced Michelin's competitive edge.

Two-Wheel: **improved profitability**

Two-wheel operations clearly posted improved returns thanks to a number of success stories, supported by a new distribution policy.
The motorcycle tire market was dynamic in North America, less so in Europe and stable in Japan. Michelin enjoyed an enviable position with the "Michelin Pilot Power" range, targeted at the high-end sport segment. With these tires, the general public reaps the benefit of racing innovations. In Europe and North America, the Group won market share and improved its returns. In the European scooter segment, Italy accounts for half of the market, and France for one fourth. The segment's sales are growing. Michelin won market share and returns are much healthier.
On a globally stable bicycle market, Michelin occupied top-of-the range segments and optimized its distribution network to improve its competitive position.

Focus



Open cast mines: a thriving market

Cost-effective transportation of maximum ore volumes in record time: such is the goal of every open-cast mine manager. Tires account for up to 20% of operating expenses in this type of mine: a highly profitable segment worth approximately EUR 1 billion. Michelin solutions offer optimal productivity.



Puncture-proof Michelin Airless scooter tire

A new tire not requiring any pressurized air: its radial structure absorbs shocks and its circumferential architecture ensures excellent grip. A carefree mobility solution to be enjoyed in a few years' time.

Tested... and approved by a champion

Michelin Dual Compound technology combines a soft rubber surface and stiff rubber deep inside. Both grip and wear resistance are improved. Julien Absalon was riding on these tires when he became World Champion.



Aircraft: **strong growth and expansion of radial tire technology**

With 8% growth in 2005, air passenger transportation continued to do well. The substantial increase in kerosene prices nevertheless, prompted airlines to renew their aircraft fleets to benefit from fuel-efficient, modern technologies. This move of course promoted market radialization, but created tensions between supply and demand.

Group volume sales were up substantially. Michelin gained market share and increased its prices. Combined with the industry's switch to radial tires and a more favorable customer portfolio, the price rises contributed to improved returns. A global action plan was drawn up to ensure this progress could be maintained over time. Among the achievements of the year, Michelin was alone in making a timely delivery of tires ahead of launch of the Airbus A380 aircraft. For its inauguration flight, the giant aircraft was equipped by Michelin. Sole tire supplier to the US Navy, the Group also renewed its contract for 5 years.

July 26: Discovery takes off on Michelin tires

Each space shuttle is fitted with 2 front tires and 4 rear tires, which have a load-bearing capacity 700 times greater than their own weight at a speed of 260 miles/h.



A technological feat for the A-380 aircraft

A tire capable of carrying 33 tons at 387 km/h while reducing overall tire train weight by 794 pounds: Such was the challenge faced by Michelin, Airbus wide-bodied aircraft's first tire supplier.

MICHELIN
TRAVEL PUBLICATIONS

Maps and guides increased market share in a globally weak European tourist market thanks to better segmentation and new product launches. The Group strengthened its footprint in Benelux and Spain.

2005 saw several successful commercial launches: new range of road atlases, Red Guide New York City and the "Voyager Pratique" collection, a new segment for Michelin with the first 19 volumes published in 2005.

Partnerships were strengthened or initiated in Germany, Benelux, Poland, Canada and Israel. Michelin Travel Publications also wrote a number of articles for the "travel" sections of Japanese, Chinese and Korean newspapers. All such partnerships are of strategic importance to the Group as they enhance the Michelin brand's exposure worldwide and help ensure profitable development of Michelin's Tourist guide publication operations.

Many new projects are being developed. Michelin Guides will continue to expand in North America: the Michelin Guide to New York City will be updated in 2006 and a new Guide will be devoted to another major US city. 6 new titles in the "Voyager Pratique" collection are due to be published in Spring 2006 and 12 more in Spring 2007. The Green Guides in French, English, German and Italian will be revamped and 5 new titles launched.



Paris Green Guide for children
Fun and information-packed, all the best of Paris for the 4-12 year-olds... and their parents.

The Wine Regions of France Green Guide
Discover France through its vineyards and wines.




Chine




France



HIGHLIGHTS

- Over 650 publications.
- 20 million city maps, road maps and atlases sold each year in 90 countries, for more enjoyable traveling and touring.

INNOVATION & SUCCESS STORIES

- Michelin Voyager pratique: plenty of useful advice, original routes and always more places to go to for tailor-made trips in the 19 guides that make up the new collection, published in 2005.
- In 2005, new maps are more tear-resistant. France: 400,000 new water- and tear-proof maps distributed and a new Atlas published with a binding that allows it to open flat.

FOCUS

Michelin's first Red Guide for **New York City**

This first guide of New York's hotels and restaurants was published exactly 100 years after Michelin opened its first US offices in the city. A new layout, lively descriptions and pictures as well as useful tips and tourist information.


New York City
2006

VIAMICHELIN

The personal navigation market doubled in 2005. Through the acquisition of Kirrio, Michelin was able to bring to market highly sophisticated PDA-Palm and HP-based solutions and to develop ViaMichelin X-930 in record time. The PND (portable navigation device) was launched on time to benefit from excellent year-end sales.

ViaMichelin is now France's No.2 traffic information provider with Peugeot-Citroën its largest customer. The information is transmitted in RDS and TMC standards by radio and displayed on the navigation devices equipping both vehicle brands.

Internet operations have doubled, peaking at over 1 million hits a day. ViaMichelin is Europe's leading tourist website with an efficient booking service covering some 40,000 hotels. ViaMichelin's cell phone-based services are now available in the UK through the i-mode portal of provider O2.
B-to-B services are used daily by over 500 companies in a wide range of industries.





HIGHLIGHTS

• Already Europe's "travel arrangement" site leader, www.viamichelin.com has topped 1 million hits a day! The site is available in 5 languages.



ViaMichelin: an exhaustive range of mobility-enabling products and services

ViaMichelin's wide product offering is targeted at European road-users, individuals and professionals alike. The service offering is structured around:

- **digital maps and GPS route finding;**
- **additional useful information while on the road: hotels, restaurants, traffic, tourist tips, etc.**

A 100%-owned subsidiary of Michelin Group, ViaMichelin was launched in 2001. It currently has 150 employees in its Paris, Bordeaux, London, Frankfurt, Madrid and Milan offices.

INNOVATION & SUCCESS STORIES

• Extending its product and service offering to Europe's personal navigation market, in October 2005, ViaMichelin launched "ViaMichelin Navigation X-930", its first portable navigation system and one of the smallest on the market. As light as a cell phone, the navigator integrates the latest GPS technologies, ViaMichelin's new voice-based driver direction software and features some 2 million useful addresses (including gas stations, parking lots and so on).

MICHELIN LIFESTYLE

The brand conquers new territory in a large, lucrative and buoyant market

The global derivated product market is worth USD 110 billion. While leisure companies clearly lead the industry, industrial firms account for a significant 25% of the market* and carmakers occupy the first three top positions with Ford, Chrysler and Caterpillar and within it, Michelin Lifestyle already comes 6th. Michelin Lifestyle is aiming at 1% of this market in the mid-term, a goal which appears realistic.

Michelin Lifestyle: clear headway, great potential

Licensed derivated product operations posted strong, profitable growth. Michelin Lifestyle had a portfolio of more than 65 licensed partners at the end of 2005, most of whom were in Europe, the United States and Japan. Reduced fixed costs, limited assets: operational since 2002, Michelin Lifestyle has been making a profit since 2004.
Aiming at a 40% growth per year and a steadily higher contribution to Group results, Michelin Lifestyle set up a strategic plan to launch products on a worldwide scale. In 2006, the focus will be on the sports and leisure segment.

* *Licence Magazine April 2005.*



◀ **Pilot Exalto Shoe** distributed in North America.

HIGHLIGHTS

- Close to 950 different products.
- Sold in nearly 55 countries through the main automotive accessory distribution chains (over 16,500 outlets) and many independent retailers.
- Global partnership with footwear manufacturer Gear Six Technologies.
- Partnership with Valeo in the windshield wiper market.
- Partnership with Cornilleau in the tennis table market.



INNOVATION & SUCCESS STORIES

- Babolat tennis shoes fitted with Michelin soles were selected by Andy Roddick, US No.1 player.
- According to a preliminary survey conducted in France, consumers who know Michelin Lifestyle* products are more inclined to buy Michelin tires.

* *Liebermann Worldwide Research Survey.*

- **Next-generation tennis table.** Cornilleau and Michelin have developed Tacteo, the first paddle range in composite materials. The tennis paddle won the *Design Observeur* 2006 star in the "Leisure" category.
- An estimated 20% European market share for the main high-end automotive accessories (including pumps and pressure monitoring).

FOCUS

Michelin Lifestyle

The model is based on partnership and complementarity between Michelin and its product development partners. Three product families are concerned: vehicle and cycle accessories, sport, leisure and work equipments, items conveying Michelin's culture and history. They all embody the brand's basic concepts – safety, reliability, performance – and strengthen its market legitimacy.
All are exclusively developed for Michelin. Like Michelin tires, they are high-end products on their respective markets. The Group aims at benchmark excellence on all targeted markets.

Pressure monitoring electronic device ▼



ANALYSIS
OF GROUP RESULTS

In 2005, in a competitive environment intensified by the sharp increase of raw material costs, the Group met its operating margin target before non recurring items in spite of the decline in volumes sold.

Net sales rose 3.2%
at constant scope and exchange rates

Net sales were up 3.6% versus 2004 at EUR 15,590 million, and up 3.2% at constant scope and exchange rates. This increase resulted from a combination of the following factors:

- Negative (- 1.8%) volume impact mainly attributable to the drop in European truck markets and to the decline in Group Passenger car and Light truck sales volumes of private and associate brands in the US;
- A very positive 5.1% price-mix effect at constant currency as a result of further brand and segment mix improvements and price increases applied across regions and markets aimed at offsetting raw material price increases;
- Positive + 0.9% impact from currency fluctuations, in particular due to the appreciation of South American currencies, the Polish Zloty and the Canadian dollar;
- Negative (- 0.5%) impact of scope after disposal of the Wheel operations in May 2005.

With the notable exception of the truck replacement market in Europe (down 4.7%) and the Passenger car and Light truck original equipment market (down 0.7% in Europe and 0.3% in the United States), tire markets posted reasonable growth worldwide.

Michelin's targeted growth policy translated into an increase of approximately 5% of the average selling price, a trend which should continue as the mix enrichment potential remains strong.

YEAR-ON-YEAR NET SALES CHANGE
In EUR million and as a %

	2005	%	Q1	%	Q2	%	Q3	%	Q4	%
Volumes	- 277	- 1.8%	- 140	- 3.9%	- 123	- 3.3%	- 26	- 0.7%	+ 12	+ 0.3%
Price mix	+ 746	+ 5.1%	+ 177	+ 5.1%	+ 183	+ 5.0%	+ 172	+ 4.6%	+ 215	+ 5.4%
Exchange rates	+ 139	+ 0.9%	- 44	- 1.2%	- 33	- 0.8%	+ 45	+ 1.2%	+ 171	+ 4.5%
Scope	- 66	- 0.5%	0	+ 0%	- 15	- 0.4%	- 23	- 0.6%	- 28	- 0.7%
Total	**+ 542**	**+ 3.6%**	**- 8**	**- 0.2%**	**+ 12**	**+ 0.3%**	**+ 168**	**+ 4.5%**	**+ 370**	**+ 9.6%**

Operating income before non-recurring items **reached a new high**

At EUR 1,368 million, operating income before non recurring items rose 5%: operating margin before non recurring items reached 8.8% versus 8.7% in 2004.

For the third consecutive year, the Group had to manage a very sharp escalation in external costs, translating into an additional EUR 562 million charge which absorbed 3.6 margin points.

Raw material costs increased 15% at constant exchange rates. The aggregate raw material price increase from January 2001 reached 62% in US dollars, an additional charge of EUR 455 million for 2005 alone.
The EUR 107 million increase in energy, freight and transportation costs also contributed to the increase of the cost of sales.
Gross margin slipped to 30.5% versus 32.1% in 2004.

Streamlined structural costs
However, this additional increase in external costs was fully offset by price increases across the board and by further product mix improvements.

Furthermore, payroll charges were brought down 1.2% to 30.7% of net sales versus 32.1% in 2004 to EUR 4,780 million versus EUR 4,837 million in 2004.
Tight control over Sales, General & Marketing costs and R&D, down 1.7 point at 21.7% of net sales, versus 23.4% in 2004, helped absorb the cost of output schedule adjustment measures in the second half.
With these measures, the Group was able to monitor its inventories, in light of the decline in demand for Truck tires in Europe and for Passenger car and Light truck tires in private and associate brands in North America.

FOCUS

The Indianapolis **Grand Prix**

Michelin decided to reimburse the Formula 1 Indianapolis Grand Prix tickets and to offer 20,000 tickets for the 2006 Grand Prix. Estimated at EUR 12 million, this charge is recorded in operating income before non-recurring items.

OPERATING MARGIN CHANGE BEFORE NON RECURRING ITEMS
In EUR million


24
21
747
- 562
- 129
- 36
Exchange rates
Scope
Price mix
External costs*
Volume
Internal costs**

* *External costs: raw materials + logistics + energy.*
** *Internal costs: production slow down costs partially offset by lower S,G & A.*

2005 OPERATING EXPENSES BY NATURE



22.5%	Raw materials and consumables used
18.7%	Changes in inventories of finished goods and work in progress
33.6%	Employee benefit costs
6.0%	Transportation of goods
5.6%	Depreciation, amortization and impairment charges
13.6%	Other expenses

More balanced contribution of all 3 reporting segments

OPERATING INCOME BEFORE NON-RECURRING ITEMS BY REPORTING SEGMENT
As a percentage and in EUR million

	Net sales			Operating income*			Operating margin*	
	€m	As a % of total	2005/ 2004	€m	As a % of total	2005/ 2004	2005	2004
Passenger car and Light truck and related distribution operations	8,621	55%	+ 3.9%	782	57%	+ 1.8%	9.1%	9.3%
Truck and related distribution operations	5,072	33%	+ 3.5%	451	33%	- 9.8%	8.9%	10.2%
Specialty operations**	1,897	12%	+ 2.5%	135	10%	+ 286%	7.1%	1.9%
Group	**15,590**	**100%**	**+ 3.6%**	**1,368**	**100%**	**+ 5.0%**	**8.8%**	**8.7%**

* *Before non-recurring items.*
** *Specialty operations include specialty tires, Maps and Guides, ViaMichelin and MichelinLifestyle.*

Passenger car and Light truck and related distribution operations

Net sales rose 3.9% and operating income before non recurring items rose 1.8% to EUR 782 million. With 9.1% operating margin before non recurring items, the segment was resilient in spite of the rise in raw material prices and the drop in volumes.

- In **Europe,** price revaluations introduced in tire replacement markets came up against local aggressive pricing by competitors which slowed volume sales, especially at the beginning of the year. Launch of the Michelin X-Ice North range of winter tires, however, coupled with a fine winter season, largely contributed to a strong mix improvement.
In Original Equipment, Group sales volumes mainly matched the respective market shares of its key customers. Brisk business in the larger tire segments boosted sales in value terms.

- In **North America,** the replacement market was marked by the trend in favor of 4-wheel drive/crossover and high-performance tires. Both the Michelin and BFGoodrich brands won market share when compared to private and associate brands that lost further ground. In Original Equipment, the Group enhanced its portfolio of Asian and European OEMs, who gain market share.

- In **Asia,** replacement markets were up 5%, boosted by China posting growth in excess of 17%. Sales were on a strong upward trend and the Michelin brand won further market share in China and Japan.

Truck and related distribution operations

In Europe, the sharp decline of the replacement truck market hit the Group's commercial and operating performance. Net sales were up 3.5% in spite of lower volume sales due to price increases. Operating income before non recurring items was down 9.8% to EUR 451 million and operating margin before non recurring items slipped 1.3 point to 3.9%.

- In **Europe,** net replacement sales were down, eroding margin and integrated distribution performance. The slump in replacement demand happened as the Group rebalanced its Original Equipment lower-added value positions through reduced volume allocations to this market.
The combination of these circumstances led factories to adjust output so as to keep inventory down, thus weighing on their fixed cost structure.

- In **North America,** Michelin performed well, consolidating its positions in the United States, in Canada and in Mexico in Replacement as well as in Original Equipment. The two rounds of price increases stuck and the Michelin X-One, Michelin XZ US and Michelin XDN2 product families enjoyed very successful launches.
8 new Michelin retread workshops were set up to deliver an exhaustive service to the heavy road hauling firms.
The TCI distribution network posted improved economic performance.

Specialty operations

Net sales were up 2.5% and operating margin before non recurring items improved substantially: at 7.1% versus 1.9% in 2004, it came to a level close to that of the other segments.

- In the **Earthmover tire** market, the year witnessed demand well above supply due to capacity shortages. The Group enhanced its positions among professional users and was able to increase volume sales in spite of industrial capacity constraints. Price increases more than offset external cost increases. This significantly boosted operating margin.

- **Agricultural tire** markets shrank 6% in Europe and 8% in North America. Original Equipment experienced a trend reversal at year-end and the market lost 5% year-on-year. In this environment, Group sales, eroded by procurement issues, were sharply down in Europe. In North America on the other hand, the Group's drive to radialize the market bore fruit and new market share gains were recorded.

- The **Motorcycle tire business** benefited from the success of radial Sports ranges: Michelin strengthened its positions worldwide across market segments.

- **Aircraft tire** operations improved returns in a buoyant environment driven by increased radialization and new price increases.

- **Map and Guide** operations maintained market share in a difficult environment thanks to the successful launch of a series of new products.

- **ViaMichelin** continued on its dynamic growth path: its first portable navigation system was launched successfully. Internet operations also posted fast growth, confirming ViaMichelin.com's leadership in Europe.

Operating income up strongly
as a result of non recurring items

Full-year operating income was up 27% to EUR 1,574 million. The Group recorded a non-recurring net gain of EUR 206 million versus a EUR 64 million non recurring charge in 2004 corresponding to:

- A non-recurring gain of EUR 256 million due to the decrease in the Group's discounted future liabilities in the U.S. This is related to the modification by Michelin of its plans for medical coverage for many of its retirees, following the implementation of the "Medicare Part D" plan;
- An expense of EUR 50 million chiefly corresponding to the restructuring costs of the Poitiers (France) site*.

Operating margin after non recurring items was up 1.9 point to 10.1%.

** The costs incurred by the planned closing of the BF Goodrich facility in Kitchener announced on February 2, 2006 will impact the Group's accounts in financial year 2006.*

Net Income up 36%
to EUR 889 million

Financial charges were up 19% to EUR 280 million, at current exchange rates. Higher financial expenses of EUR 45 million were driven by higher interest rates for some currencies (especially the US dollar) in which the Group finances its operations, as well as by the advanced partial repayment in the first half of the 6.125% bond issue with a 2009 maturity. The average cost of the Group's debt is 6.94%.

The Group's tax burden amounted to EUR 411 million versus EUR 331 million in 2004. The Group's effective tax rate amounted to 31.6% versus 33.6% in 2004. The change resulted from the rebalancing of profit- and loss-making operations as well as research tax incentives.

Group consolidated net income amounted to EUR 889 million, up 36% versus 2004, equal to the Group's share.


Focus
Rising external costs
At constant exchange rates, raw material prices rose 15% in 2005. The overall increase in raw material, logistics and energy costs translated into a EUR 562 million charge for Michelin, largely offset by price mix improvements.
BREAKDOWN OF RAW MATERIAL NEEDS
Michelin Group, to December 31, 2005
26% Natural rubber
24% Synthetic rubber
15% Fillers (carbon blacks, silica, ...)
13% Chemical products
22% Textile and metal steel cords

Sustained investment at **EUR 1.34 billion**

Additions to property, plant and equipment and intangible assets totaled EUR 1,336 million in 2005 versus EUR 1,107 million in 2004, accounting for 8.6% of net sales.
Michelin continued to strengthen its Western sites through investment in highly productive processes and sharing best practices. Simultaneously, the Group is building new capacity in the Eastern sites.

Cash Flow **and financial requirements up**

Cash flow increased EUR 203 million to EUR 1,506 million. Cash flow accounted for 9.7% of net sales, up 1 point versus 2004.
With investments and working capital requirements up, free cash flow was however negative, generating an additional EUR 124 million financial requirement.

Among the factors of change in Group working capital requirement, note that the EUR 203 million increase in inventory mainly reflected the rise in the cost of raw material inventory. In addition, the EUR 171 million increase in trade receivables reflected good sales performance in the last two months of the financial year.

INTANGIBLE ASSETS AND PP&E BY SEGMENT
To December 31, 2005


58% SR1
33% SR2
9% SR3

TABLE OF CASH FLOW AND FREE CASH FLOW
In EUR million

	2004	2005
Cash flow	**1,303**	**1,506**
Change in working capital requirement	- 86	- 423
Net investment	- 951	- 1,207
Free Cash flow	**266**	**- 124**

Shareholders equity and debt increased in the period; gearing was stable at 90%

Group Shareholders equity increased EUR 880 million during the financial year. The increase resulted chiefly from the EUR 889 million contribution of net income for the year and from changes related to translation differences amounting to EUR 180 million. Dividend distributions, on the other hand, reduced Shareholders equity by EUR 221 million.

Net debt, up EUR 791 million, amounted to EUR 4,083 million, versus EUR 3,292 million at January 1, 2005. It broke down as follows:

- EUR 322 million due to translation differences owing in particular to US dollar appreciation against the euro during the period;
- The fair value accounting for put option contracts related to the holdings of certain minority interests in Group subsidiaries of EUR 151 million. These contracts are accounted for as debt in IFRS;
- EUR 221 million dividend distributions for the period;
- EUR 124 million negative free cash flow.

At 90%, gearing was therefore stable versus January 1, 2005.

CHANGE IN GROUP NET DEBT IN 2005
In EUR million


3,292
322
151
124
221
- 27
4,083
Net debt to January 1, 2005
Exchange rates
Put option contracts
Negative FCF
Dividends
Other
Net debt to December 31, 2005

NET DEBT*
In EUR million

	January 1, 2005	December 31, 2005
Net debt	3,292	4,083
Shareholders Equity	3,647	4,527
Gearing	90%	90%

* *As at December 31, 2004, gearing amounted to 93% under IFRS. After implementation of IAS 32 and 39 on January 1, 2005, gearing amounted to 90%.*

BREAKDOWN OF MICHELIN'S DEBT
In %

	December 31, 2004	December 31, 2005
Under 1 year	10.8%	25.1%
1-5 years	57.6%	47.7%
More than 5 years	31.6%	27.2%

BREAKDOWN IN RATE AND CURRENCIES OF MICHELIN'S LONG AND SHORT-TERM DEBT
In %

	December 31, 2004	December 31, 2005
Fixed rate	37%	34%
Variable rate	63%	66%
Euro and European currencies	72%	69%
US Dollar	9%	13%
Other currencies	19%	18%

OUTLOOK
2006

2006 markets should be relatively buoyant, with a rebound expected in the European truck tire market. In original equipment, passenger car and light truck markets should remain weak and truck markets, after a dynamic year 2005, should experience more subdued growth.

Michelin believes that raw material prices should stabilize in 2006 at a level close to that of the end of 2005. The massive increase recorded throughout last year, however, will have a negative impact of around 11% versus 2005 on the average cost of raw materials. Michelin sought to limit this impact through the price increases implemented at the end of last year and continued to do so through those announced for early 2006. Raw material cost increases will, however, mechanically weigh on Group operating margin.

Against this background, Michelin's objective for 2006 is to generate a higher operating income and an operating margin equivalent to that of 2005; the Group confirms and steps up its focused growth strategy and its drive to reduce costs.



SEVEN-YEAR
KEY FIGURES AND RATIOS

IFRS GAAP

In EUR million	2005	2004
Net sales	15,590	15,048
% change	+ 3.6%	-
Average number of employees	127,319	126,474
Employee benefits costs	(4,780)	(4,837)
% of sales	30.7%	32.1%
EBITDA (1)	2,377	2,030
Operating income before non-recurring	1,368	1,303
Operating margin before non-recurring (2)	8.8%	8.7%
Operating income	1,574	1,239
Operating margin (2)	10.1%	8.2%
Finance costs - net	(280)	(235)
Income before taxes	1,300	985
Income tax	(411)	(331)
Effective tax rate	31.6%	33.6%
Net income	889	654
% of sales	5.7%	4.3%
Distributions (3)	221	185
Cash flows from operating activities	1,031	1,322
% of sales	6.6%	8.8%
Purchases of intangible assets and PP&E	1,336	1,107
% of sales	8.6%	7.4%
Purchases of intangible assets and PP&E, net of disposals	1,292	1,045
Cash flows from investing activities	(1,155)	(1,056)
% of sales	(7.4%)	(7.0%)
Research and development expenses (4)	565	576
% of sales	3.6%	3.8%
Net debt (5)	4,083	3,292
Total equity	4,527	3,647
Gearing (6)	90%	90%
EBITDA / Net debt	58.2%	61.7%
Cash flows from operating activities / Net debt	25.3%	40.2%
Cost of net debt (7)	6.9%	N. App.
Operating income before non-recurring / Cost of net debt (7)	4.4	N. App.
Free cash flow (8)	(124)	266
ROE (9)	19.7%	18.5%
Per share data (in euros)		
Net assets per share (10)	31.5	24.2
Basic earnings per share (11)	6.13	4.46
Diluted earnings per share (12)	6.12	4.46
P/E (13)	7.7	10.6
Dividend per share	1.35*	1.25
Pay-out rate (14)	22.0%	28.0%
Dividend yield (15)	2.8%	2.6%
Capital turnover rate (16)	151%	134%

(1) EBITDA: earnings before finance costs, income tax, depreciation and amortization.
(2) Operating margin: operating income as a % of net sales.
(3) Aggregate dividends distributed to Group Shareholders in 2005.
(4) Pursuant to switch to IFRS, part of the Group's Research and development expenses are now integrated into the cost of sales in the income statement by function.
(5) Net debt: as of December 31, 2004: Financial liabilities - cash and cash equivalents; as of December 31, 2005: Financial liabilities - cash and cash equivalents +/- derivative assets.
(6) As of December 31, 2004, the gearing ratio in IFRS was 93%. Following the implementation of IAS 32 and 39, effective since January 1, 2005, the ratio is 90%.
(7) The financial instrument accounting rules and the financial result presentation rules under IAS 32 & 39 only apply from January 1, 2005.
(8) Free cash flow: EBITDA - Change in working capital - net investments.
(9) ROE: net income attributable to Shareholders / Shareholders' equity excluding non-controlling interests.
(10) Net assets per share: net assets / number of shares outstanding at December 31.
(11) Basic earnings per share: Profit attributable to Shareholders / weighted average number of shares outstanding during the year + own shares – shares canceled during the year.
(12) Diluted earnings per share: earnings per share adjusted for the effect on net income and on the weighted average number of shares of the exercise of outstanding dilutive instruments.
(13) P/E: Share price at December 31 / earnings per share.
(14) Pay-out rate: dividend per share / basic earnings per share.
(15) Dividend yield: dividend per share / share price at December 31.
(16) Capital turnover rate: number of shares traded during the year / average number of shares outstanding during the year.
N. App. : Non applicable.

* 2005 dividend subject to approval by the Annual Shareholders Meeting of May 12, 2006.

FRENCH GAAP

In EUR million	2004	2003	2002	2001	2000	1999 proforma
Net sales	15,689	15,370	15,645	15,775	15,396	13,763
% change	+ 2.1%	(1.8%)	(0.8%)	+ 2.5%	+ 11.9%	+ 10.2%
Average number of employees	126,474	127,210	126,285	127,467	128,122	130,434
Payroll costs	4,872	4,997	5,152	5,242	5,137	4,756
% of net sales	31.1%	32.5%	32.9%	33.2%	33.4%	34.6%
EBITDA [1]	2,043	1,992	1,978	2,091	2,170	2,127
Operating income	1,299	1,143	1,225	1,040	1,162	1,207
Operating margin [2]	8.3%	7.4%	7.8%	6.6%	7.6%	8.8%
Net interest expense	(213)	(225)	(260)	(321)	(314)	(238)
Net non-recurring income and expense	(206)	19	75	(29)	(76)	(353)
of which restructuring costs	*(55)*	*(192)*	*(17)*	*(340)*	*(67)*	*(388)*
Income before tax	843	590	997	644	729	538
Income taxes	(316)	(261)	(382)	(330)	(290)	(213)
Effective tax rate	37.5%	44.3%	38.4%	51.2%	39.9%	39.7%
Net income including minority interests	527	329	614	314	438	325
Net margin	3.4%	2.1%	3.9%	2.0%	2.8%	2.4%
Dividends [3]	133	131	113	105	93	87
Net cash provided by operating activities [4]	1,337	1,542	1,534	1,263	1,017	1,014
Cash-flow [5]	1,353	1,407	1,225	1,323	1,416	1,547
% of sales	8.6%	9.2%	7.8%	8.4%	9.2%	11.2%
Capital expenditure [6]	1,117	1,118	967	1,150	1,201	1,252
% of sales	7.1%	7.3%	6.2%	7.3%	7.8%	9.1%
Capital expenditure, net of disposals [6]	1,025	1,017	809	1,089	1,091	1,003
Acquisitions of investments, net of disposals	106	229	62	(184)	166	255
Research and development costs	674	710	704	702	645	589
% of sales	4.3%	4.6%	4.5%	4.4%	4.2%	4.3%
Shareholders' equity including minority interests [7]	4,677	4,409	4,502	4,326	4,155	3,838
Average borrowing costs	5.9%	5.8%	6.2%	6.1%	6.5%	9.4%
Net debt [8]	3,223	3,440	3,818	4,881	4,926	4,329
Debt-to-equity ratio	69%	78%	85%	113%	119%	113%
EBITDA /(Net debt)	63.4%	57.9%	51.8%	42.8%	44.1%	49.1%
Net cash provided by operating activities / (Net debt)	41.5%	44.8%	40.2%	25.9%	20.7%	23.4%
Interest expense [9]	209	219	273	311	324	419
Interest cover (operating income / interest expense)	6.2	5.2	4.5	3.3	3.6	2.9
Free cash-flow [10]	226	299	637	309	(241)	(300)
ROE [11]	11.2%	7.3%	13.4%	7.4%	10.4%	8.0%

Per share data (in euros)

	2004	2003	2002	2001	2000	1999 proforma
Net assets par share [12]	32.1	30.2	30.5	29.7	28.5	26.2
Basic earnings per share [13]	3.59	2.23	4.28	2.20	2.96	2.10
Diluted earnings per share [14]	3.59	2.23	4.28	2.20	2.96	2.10
P/E [15]	13.1	16.3	7.7	16.8	13.0	18.6
Net dividend per share	1.25	0.93	0.93	0.85	0.80	0.71
Pay-out rate [16]	34.8%	41.7%	21.7%	38.6%	27.0%	33.8%
Net dividend yield [17]	2.6%	2.6%	2.8%	2.3%	2.1%	1.8%
Capital turnover rate [18]	134%	144%	145%	108%	97%	105%

(1) EBITDA: earnings before interest, tax, depreciation and amortization.
(2) Operating margin: operating income as a % of net sales.
(3) Dividends paid to parent company shareholders.
(4) Net cash provided by operating activities: cash flow + change in working capital.
(5) Cash flow: net income before minority interests + depreciation, amortization and charges to allowances for impairment in value of fixed assets - changes in provisions -/+ net gains/losses on disposals of assets.
(6) In 2001, excluding external growth transactions (SMW, EUR 167m).
(7) Shareholders' equity including minority interests: common stock + paid-in capital in excess of par + retained earnings + net income + minority interests.
(8) Net debt: long and short-term debt (including securitization) – cash and cash equivalents.
(9) Interest expense: borrowing costs for the year.
(10) Free cash flow: cash flow - change in working capital - net investments.
(11) ROE: net income attributable to the Group / shareholders'equity excluding minority interest.
(12) Net assets per share: net assets / number of shares outstanding at December 31.
(13) Basic earnings per share: net income / weighted average number of shares outstanding during the year + own shares – shares canceled during the year.
(14) Diluted earnings per share: earnings per share adjusted for the effect on net income and on the weighted average number of shares of the exercise of outstanding dilutive instruments.
(15) P/E: Share price at December 31 / earnings per share.
(16) Pay-out rate: net dividend / earnings per share.
(17) Net dividend yield: net dividend / share price at December 31.
(18) Capital turnover: number of shares traded during the year / average number of shares outstanding during the year.

PROPOSED RESOLUTIONS

Shareholders are invited to approve the operations reflected in the Company's income statement and balance sheet submitted to them, and to decide on the appropriation of the EUR 270,156,351.29 profit.

After allocation of the General Partners' statutory share of income, in an amount of EUR 8,894,230.50 and of the statutory reserve equal to EUR 120, the EUR 261,262,000.79 balance, plus retained earnings of EUR 163,141,247.14, amounts to a total of EUR 424,403,247.93 available for distribution to the Shareholders.

On the basis of these earnings, we propose distribution of a total amount of EUR 193,573,293.75 which will allow for distribution of a EUR 1.35 dividend per share, up 8 % versus the dividend distribution for financial year 2004. This increase is a sign of our confidence for the future and reflects our continued policy to enhance dividend distributions.

If approved, the dividend will be paid on May 16, 2006, and the Company's shares will be quoted ex-dividend as of that date.

Dividends distributed in respect of the previous 3 financial years are shown in the following table:

Financial year	Dividend distributions (in EUR)	Dividends	Tax Credit [1]	Total earnings
2002	131,867,238.90	0.93	0.465	1.395
2003	133,349,933.25	0.93	0.465	1.395
2004	179,233,781.25	1.25		

[1] Tax credit was abolished from January 1, 2005

You will also be asked to approve the Group's consolidated accounts showing, as indicated, a Net income of EUR 889,423,049.62.

Moreover, a proposal of raising the annual fee of the Supervisory Board to EUR 320,000 will be submitted to your approval, in keeping with the extended control functions of the Board and its Committees.

As on previous occasions, we ask you to renew for an 18-month term the authorization to buy back the Company's shares for up to a maximum of 10% of equity. We recommend renewal of the EUR 70 ceiling and EUR 40 threshold for the maximum and minimum share prices respectively.

This authorization would replace that granted for the same purpose by the Annual Shareholders' Meeting held on May 20, 2005, it being noted that it was not used in 2005 and that no liquidity contract with an investment bank has been concluded by the Company to this date, as a result of which no special report will be drawn up on the Company's share buyback program for 2005.

With respect to financial operations, we will submit to the Ordinary Shareholders' Meeting vote a proposal to authorize bond issues for a 5-year term for a maximum amount of EUR 1 billion.

In the Extraordinary session, we will submit to your vote a proposal to adopt the amendment of the Company's by-laws resulting from Mr. René Zingraff's decision to retire as Managing Partner, and therefore, as General Partner. Mr. Zingraff's retirement was announced at the Shareholders' Meeting held on May 20, 2005 which appointed Mr. Michel Rollier as Joint Managing Partner, an appointment which has ensured a seamless transition ahead of Mr. Zingraff's retirement.

We will also submit to your vote the renewal of a number of financial authorizations aimed at enabling the Company to carry out operations and seize opportunities of arranging financial means tailored to its needs.

Pursuant to the new relevant regulatory provisions, capital increase authorizations by way of new share emissions and emissions of any class of securities giving access to capital are treated under a single authorization giving rise to 2 separate resolutions: one in which Shareholders' pre-emptive subscription rights are maintained, and one without Shareholders' pre-emptive subscription rights. In the latter case, Shareholders would be offered priority subscription rights, pro-rata to their existing interests, on any excess shares.

The ceilings for these authorizations are reasonable since the total nominal amount of such capital increases giving rise to pre-emptive Shareholder subscription rights would be capped at one hundred million euros (EUR 100,000,000), or 35 % of current capital, while that concerning capital increases without Shareholder pre-emptive subscription rights, would be limited to a maximum of forty-three million Euros (EUR 43,000,000) or 15 % of current capital. In the latter case, please note that the law provides that the share issue price should be at least equal to the weighted average of the first prices quoted in the last 3 Stock Exchange days prior to the day when the price was fixed, reduced, as the case may be, by maximum 5% statutory below-par rating.

A ceiling of eighty million Euros (EUR 80,000,000) would apply to capital increases through incorporation of reserves.

Also pursuant to legal provisions and in order to be better equipped to seize possible opportunities as they arise on the Stock Market, we ask you to grant:

- The faculty of increasing the amount of shares to be issued in case of surplus demand within the framework and ceilings of capital increases with or without pre-emptive subscription rights referred to above. The law provides that this authorization be subject to a 30-day limit after closing of the initial issue and subject to a 15% ceiling of the issue.
- The faculty of determining the issue price of ordinary shares or securities giving access to capital, capped at 10% of capital per year where the pre-emptive subscription right has been cancelled; in such circumstances, the issue price would correspond either to the weighted average share price over a maximum period of 6 months prior to the issue price fixation date, or to the average weighted price of the trading day prior to the issue price fixation date, reduced, as the case may be, in both cases, by a maximum 5% below-par rate.

We also submit to your vote the proposal of granting us the authorization to conduct capital increases capped at a maximum nominal amount of forty three million euros (EUR 43,000,000) or 15% of current capital, providing, in the event of public exchange offerings and contributions in kind, that Shareholder pre-emptive share subscription rights would be cancelled.

Finally, we propose that you grant us the authorization to issue securities for a maximum amount of one billion euros giving entitlement to debt instruments that do not give access to capital.

Please note that, should we avail ourselves of any of these authorizations, we would draw up a corresponding report submitted to you in due time and form as per applicable law, setting forth the conditions of the operation and, as the case may be, its impact on your pro-rata share of equity and its theoretical impact on the then current share price.

We also propose to cap overall capital increases that could be carried out under said financial transaction authorizations at a nominal amount of one hundred million Euros, and to cap bond or debt issues carried out under these authorizations at a global amount of one billion Euros.

In addition, we propose that you grant us the authorization of carrying out capital increases reserved for the Group's French and foreign subsidiary employees as part of employee shareholder schemes capped at 2% of current capital.

Moreover, with a view to pursuing the reasonable and prudent employee stock-option policy initiated in 2002, we ask you to renew our faculty of allocating, as the case may be, Company share subscription or purchase options to Company executives and personnel and that of the Group's French and foreign subsidiaries; concerning share subscription options, this authorization involves the cancellation of your pre-emptive share subscription rights to such share emissions, which would be limited to a maximum number of 3,000,000, or 2% of current capital.

The deadline for exercising both of these classes of options shall not exceed 10 years after the granting date.

The subscription or purchase price will comply with the price bracket in force at the time of granting and will under no circumstances be lower than the average of the first prices quoted for the share during the 20 trading days prior to the option grant date.

With respect to the un-used nominal amount, this authorization would replace the decision made on the same subject by the Annual Shareholders' Meeting of May 14, 2004. We remind you that, on the basis



of this authorization, 2 share subscription option plans were set up in 2005, giving rise to the allocation of a total of 1,131,850 options corresponding to an equal number of shares and described in detail in the notice of meeting and in this Annual Report.

The term of these authorizations would be 26 months starting from this Annual Shareholders' Meeting, except for the authorization to grant stock options which would be 38 months from the same date.

Finally, we propose to align the text of articles 19, 24 and 25 of the by-laws with the new legal requirements concerning both regulated agreements and quorum for Ordinary Shareholders Meetings' and Extraordinary Shareholders' Meetings.

We invite the Shareholders to approve the resolutions tabled at the meeting, after giving due consideration to the reports of the Statutory Auditors and the Supervisory Board.

Clermont-Ferrand, February 23, 2006

Édouard Michelin	Michel Rollier	René Zingraff

Capital increase authorizations granted to the Managing Partners
by the Shareholders at the Annual Meetings of May 16, 2003 and May 14, 2004

Securities	Expiry date		Amount	
	Pre-emptive Share Subscription Right (PSR) maintained	PSR cancelled	Of the issue	Nominal value of the capital increase
Joint Shareholders Meeting of May 16, 2003				
• Capital increase through incorporation of reserves	May 15, 2008		_	EUR 100 millions
• Capital increase in cash	May 15, 2008	_	_	Total EUR 100 millions
• Convertible bonds	May 15, 2008	May 15, 2006	EUR 1 billion	
• Bonds with warrants	May 15, 2008	_	EUR 1 billion	
• Derivatives	May 15, 2008	May 15, 2006	EUR 1 billion (if debt receivables)	
• Warrants				
– Free	May 15, 2008			
– For a price	June 15, 2008	_	_	
Joint Shareholders Meeting of May 14, 2004				
• Capital increase resulting from exercise of subscription options reserved to Group management and directors	_	July 13, 2007	_	EUR 4,000,000 (1)
• Capital increase reserved to employees	_	May 13, 2009		EUR 2,867,000

(1) • In 2005, this authorization was used up to an amount of EUR 2,263,700.
• None of the other above-mentioned authorizations were used.

SUPERVISORY BOARD REPORT

To the Shareholders,

The Managing Partners' Report and accounting and financial statements available to you show developments in Group operations and results for Financial Year 2005.

We have no comments on the Statutory Auditors General Report for the year.

The consolidated financial statements show net income of EUR 889 million, up 36%, as is Group share, compared respectively to EUR 527 million and 515 million for Group share in 2004.

Operating income amounts to EUR 1,368 billion, up 5% versus last year. Operating margin rises by 0.1 point to 8.8%.

This slight operating margin improvement was achieved in spite of a 1.8% decline of sales volumes and further raw material cost increases. In this environment, Michelin confirmed its ability to control internal costs, industrial investments were increased further and the financial balance was maintained. At December 31, 2005 gearing remained stable versus January 1, 2005.

In light of the above, you will easily understand that the Supervisory Board agrees with your Managing Partners recommendation to raise dividend distribution to EUR 1.35 per share, up 8% versus financial year 2004.

The Board wishes to salute Mr René Zingraff, who will retire as Managing Partner and General Partner after the Annual Shareholders Meeting of May 12, 2006. The Supervisory Board greatly appreciated Mr Zingraff's exceptional expertise on all matters concerning the tire industry in general and Michelin in particular, as well as his outstanding business acumen.

With respect to financial matters, we recommend that you grant to the Managing Partners the authorizations provided for by law to carry out certain transactions, as the case may be. These should be wide ranging with respect to the nature of operations and reasonably limited with respect to their applicable ceilings.

In addition, we have no comment to make concerning your Managing Partners' project to renew the authorization to grant share subscription or share purchase options to Company executives and staff members. The Managing Partners Special Report on stock options informs you of the plans granted during the accounting period.

As each year, a Special report prepared by the Chairman of the Supervisory Board is attached to the Managing Partners Report to the Annual Shareholders Meeting; this Special report accounts for both the conditions of preparation and organization of its work and that of its Committees during the year and reviews the internal control procedures set up by the Company.

The Supervisory Board enjoys full independence to fulfill its control mission and benefits from exhaustive, reliable and transparent information on the Company, with respect, in particular, to its financial statements and commitments as well as to the risks inherent in its operations and environment.

By virtue of the above, the Supervisory Board reiterates its confidence in the Company's prospects which are underpinned by a healthy financial situation.

In these circumstances, we recommend you to adopt the proposals submitted for your approval and, accordingly, vote in favor of the corresponding resolutions.

Clermont-Ferrand, February 23, 2006

Eric Bourdais de Charbonnière

Chairman of the Supervisory Board



REPORT PREPARED BY THE CHAIRMAN OF THE SUPERVISORY BOARD

on preparation and organization of Supervisory Board's operations and on Company Internal Control Procedures

To the Shareholders,

In my capacity as Chairman of the Supervisory Board and pursuant to the Financial Security Law (Loi de Sécurité Financière) of August 1, 2003, I am pleased to report on Board operations, preliminary work and organization in 2005 and on Group internal control procedures.

Supervisory Board Organization and Preliminary work

1• Supervisory Board Organization

The Supervisory Board is currently made up of seven members. The members are appointed by the Annual Shareholders' Meeting for a term of five years exclusively from among Shareholders who are not General Partners.

Six of the seven Supervisory Board members are deemed independent for the purposes of corporate governance as they comply with the independence criteria set forth in the Board's code of conduct. These criteria meet relevant financial authorities' recommendations to ensure free judgment and absence of vested interest. They preclude direct or indirect relationship between Supervisory Board members and the Company or its management.

2• Supervisory Board Mission

In accordance with applicable law and Company Articles of Incorporation, the Supervisory Board monitors the management of the Company on an ongoing basis.

Under its code of conduct the Board is to assess the following:

- Review of annual and semi-annual consolidated and corporate accounts prepared by the Managing Partners;
- Assess the fairness of the financial statements and the relevance of management decisions;
- Assessing internal control systems and risk management;
- Proper exercise of Shareholder rights.

3• Basis of the Supervisory Board's Work

Under its code of conduct, the Supervisory Board provides that to perform its control mission, it needs to benefit from management briefs on the occasion of its meetings covering the following areas:

- Company earnings: reviews and assessments by the Managing Partners and the Chief Financial Officer;
- Main strategic projects;
- Review of all Group risks;
- Relevant documentation on the Group's markets, competitive environment, strategy, operations and outlook;

Mandatory information for the benefit of the Supervisory Board also includes:

- A quarterly management report on all relevant indicators at each meeting;
- Regular updates on the most significant press releases and financial analysts' studies together with background information.

4• Assessment of Supervisory Board Operations

Pursuant to the Board's code of conduct, as each year, I ensured that the Board assessed its own organization. After consultation with the Supervisory Board members, the findings of this evaluation were discussed at the meeting of February 23, 2006. The Board benefited from high quality information and presentations throughout the year. It appreciated the very transparent nature of the information put at its disposal and excellent collaboration with the Managing Partners.

The audit Committee reviewed the consolidated corporate accounts and communicated its conclusions to the Supervisory Board which has counted seven members since May 2005.

Further to its assessment, the Board found that it was in a position to fulfill its monitoring role constructively.

5• Report for Financial Year 2005

The Supervisory Board met on four occasions in 2005, each session lasting on average five hours. The attendance rate was 96%.

On each occasion, the Board was presented a detailed review of Group earnings. During the meetings of March 10 and August 2, 2005, the Supervisory Board examined the consolidated and corporate financial statements for the full year 2004 and financial year 2005 interim accounts, and read and commented on the financial communication documentation.

The Supervisory Board also benefited from the following presentations by Heads of Group Operations:

- Operations in a number of specific areas (ViaMichelin, Distribution, Product Lines ...);
- Group risk management and control;
- Competitive watch;
- Group Industrial policy at the German-based Homburg industrial site, which gave rise to a meeting at the site as well as a tour of the facilities and exchange with local teams;
- The Truck Product Line strategy.

6• Audit Committee Work

The Committee comprises 4 members, 3 of whom, independent. It is chaired by Mr. François Grappotte, the other members being Mr. Eric Bourdais de Charbonnière, Mr. Pierre Michelin and Mr. Edouard de Royère.

The Audit Committee met on 5 occasions in 2005. The attendance rate was 100%.

It focused on:

- Review of 2004 consolidated accounts;
- Process of transition to IFRS and their impact on Group accounts;
- Review and evaluation of internal control;
- The analysis of financial and other risks (Legal, Off-balance sheet commitments, product liability, supply, IT ...);
- The statutory Auditors' annual audit agenda;
- Internal auditing operations;
- Detailed review of off-balance sheet commitments;
- A preliminary assessment of the processes impacting the reliability of financial information and a review of the findings from the pilot phase conducted in North America.

It heard presentations in particular from the Group's Chief Financial Officer and the heads of accounting, management control, internal audit and legal and tax departments.

The Audit Committee also met the Statutory Auditors on different occasions, one of them, without Group manager attending, and heard their comments

The Audit Committee's Chairman reported to the Supervisory Board on the Committee's work on March 10, and August 2, 2005.

7• Compensation Committee Work

The Supervisory Board performs the functions generally delegated to a compensation Committee.

In 2005, the Board reviewed the Group performance component of the variable compensation policy for Group managers. The Board advised the Managing Partners on stock option policy and assessed potential changes in new share numbers resulting from stock option plans over time.

Company Internal Control Procedures

Michelin Group adopted the definition of internal control proposed by COSO (Committee of Sponsoring Organisations of the Treadway Commission), according to which internal control is a process set up by management with the aim of offering reasonable guarantees that the following objectives will be met:

- Implementation and proper management of operations;
- Reliability of financial information;
- Compliance with applicable laws and regulations.

The level of guarantee is related to the limitations which are inherent in any internal control system, including for example, the cost/benefit ratio of introducing new control systems or the risk for several people to collude and defeat the controls.

1• General description of internal control

1•1• Description

The control environment

Michelin Group is organized into product lines, each dedicated to a scope of operation and disposing of their own marketing, development, production and sales means to which are associated two product distribution networks (Euromaster in Europe and Tire Centers Inc. TCI in North America).

The product lines are supported by 11 Group services, in charge of supporting functions (Purchasing, Legal, Personnel ...). At regional level, Group consistency and synergy are guaranteed by entities based in the Group's 5 Geographic zones: Europe, North America, South America, Asia and Pacific, Africa and the Middle East.

The Technology Center handles Group research and development. The Industrial Performance Department and the Marketing and Sales Performance Department monitor Group initiatives in these fields.

For each entity, the Group has defined their missions, organization and contribution to critical decisions, the measure of their performance and exchanges with the other entities.

The Group is strongly attached to the values of responsibility, integrity and ethics. These were moreover reiterated in Michelin's Performance and Responsibility, which was largely circulated within and outside the Group. The charter sets forth the way in which the Group intends to put these values into practice of respect for its customers, Shareholders, people, the environment and facts.

Risk assessment and risk control policy

The Group's objectives are defined by its Managing Partners. These relate not only to economic performance but also to the areas in which the Group aims at a particular level of excellence, such as people management, quality, innovation, working conditions and the environment.

General objectives, updated and communicated every year to the different entities, set forth the guidelines which are developed and translated into 5-year strategic orientations and annual plans by all the entities described below. Such plans include an operational plank as well as a progress plank designed to enhance the performance and quality of services rendered.

Objectives are based on past performance, in-depth business reviews as well as new operating environment trends.

Operational risk assessment forms an integral part of the planning process which provides for an identification of key success factors and a sensitivity analysis of the main assumptions drawn up to achieve these objectives. Strategic risks are specifically addressed in this approach.

The Group also ensures that its operational risks are properly controlled.

These were arranged into 10 classes of risk: Product liability, Financial, IT, Procurement, Legal, Security, Safety and Fraud, Environmental, Social and Corporate Image.

Group risk management provides for 3-tier monitoring:

- Operational management (Operational Units, Geographic zones) identifies and manages risks pertaining to their respective entities. This responsibility includes both risk-prevention measures and restoration of operational capability in the event of major dysfunction.
- For each class of risk referred to above, the relevant Group services (Purchasing, Legal, IT systems ...), draw up a risk report, define standards, and manage and monitor implementation of risk policy in their own field of expertise.
- Ultimately, internal auditing, independently controls the efficiency of the overall system in its audit missions.

The Group's Risk Manager, who reports directly to a Member of the Group's Executive Council, is in charge of guaranteeing the efficiency of the Group's risk control policy, with special emphasis on major risk.

In his capacity as supervisor of the risk policy, he defines the Group's risk management method and promotes a risk management culture across the Group. He ensures that major Group risk are properly identified and assessed by all entities, and that a robust plan to ensure continued operations is in place.

In the course of the past year, special emphasis was placed on formalizing these continued operations plans.

The Group's Risk Manager also supervises the Group's risk Committee, whose role is to validate the allocation of responsibilities between the different entities to ensure proper risk management, and to advise the Managing Partner through major risk management recommendations.

The committee met twice in the past financial year and discussed the update of the Group's risk map.

Control procedures

As part of Michelin's Quality System, the Group's processes are described; procedures and instructions set respective responsibilities and set forth the relevant procedures and controls.

Moreover, as part of this System, audits are performed to ensure proper compliance with Group quality standards, largely derived from the relevant international standards. Quality auditors are trained to perform this task. In addition to such internal auditing, a number of certifications are granted by external bodies.

Finally, the system provides for periodic management reviews to assess the efficiency and performance of the system and highlight progress avenues.

Information

Information generated by the Group's management system is analyzed and reported to the relevant managers who draw up management charts to monitor their operations. A management chart is also submitted to the Group's Executive Council for monthly reporting purposes. The Plans, Results and Management Control Group Service guarantees the accuracy and consistency of such management data.

The Information Systems Group Service is in charge of monitoring IT policy and technology. As part of the Group's Quality System, rules are defined in the area of access control, information protection, application development, organization and separation of such functions as development, industrialization and production.

Internal control management

Group managers dispose of tools to monitor their operations and detect any dysfunctions in their internal control process. This is complemented with entity internal reviews carried out by their own experts.

Strict procedures are in place to escalate customer product quality claims, including analysis and appropriate remedial action.

Moreover, the Internal Audit Group Service is an independent non-operational body directly reporting to the Managing Partners and made up of a Group-level team in charge of auditing worldwide Group operations, complemented by local teams in North and South America and a number of auditors in several Asian and African countries. The Internal Audit Group Service makes regular reviews of internal control and risk control covering operational, accounting, IT, industrial and product quality risk. Its scope matches that of Group operations and processes. Based on the observations made on the ground, it issues recommendations for the benefit of audited entities, who are to follow up with corrective action plans. Afterwards, Internal Audit monitors implementation of the relevant actions. Periodic reviews about the results of audit missions and about implementation of the recommendations are presented at different management levels and to the Managing Partners before being passed on to the Audit Committee.

Finally the local external auditors issue their own internal control recommendations to the local accounting department managers who are to implement them.

2• Description of internal control procedures concerning accounting and financial information processing and production

2•1• Description

The Managing Partners are responsible for publication of reliable financial and accounting information. To this end, they rely in particular on the Group's accounting and consolidation departments, as well as on management control and financial communication services.

Within the Group's organization, the accounting teams mainly report to the Geographic zones, while management controllers are typically attached to the different product lines.

Consolidated financial statements are produced on a monthly basis, in conditions similar to year-end closing.

Necessary internal control procedures governing production of reliable accounting information are in place at local level. These include in particular physical inventory (for both fixed assets and inventory), segregation of duties and reconciliation with independent information sources.

A dedicated team is in charge of standardizing Group accounting policies and of monitoring the development of new standards, updating applicable accounting reference documentation for all Group subsidiaries and following up on all of the issues raised by the latter.

General accounting data received from the subsidiaries is controlled for consistency and consolidated into Group financial statements.

Monthly variations in consolidated financial statements are carefully analyzed. The spread between plan and actual data, drawn from management information forms the subject of monthly detailed review by the Group's Executive Council and Product Lines.

The Group's Statutory Auditors, as part of the organization of annual and consolidated financial statements auditing, make sure that the local auditors apply the relevant international auditing standards.

The review of consolidated financial statements is carried out in a jointly way by Group Statutory Auditors and local auditors. Their collaboration takes the form of audit instructions, drawing up and analysis of audit questionnaires, emission by local auditors of a limited review certificate to June 30, and an audit report to December 31, complemented by ad-hoc control reports, regular communication throughout the year on specific points or topical issues.

Group Statutory Auditors' operations are complemented by yearly visits to a number of sites worldwide. On these occasions, they meet their local counterparts and gain a clear understanding of some of the issues at hand.

On the basis of its risk review, the Internal Audit Group Service proposes to the Managing Partners and carries out yearly a number of specific missions to control the Group's financial and accounting information.

2•2• Process evaluation approach with reference to reliability of financial information

The chosen approach

The financial and accounting information carried in Group consolidated financial statements is analyzed for materiality and level of risk based on different criteria (underlying operation complexity, level of decentralization, ...).

A group of 6 processes were selected for initial evaluation. These include purchasing (from order to supplier settlement) and sales (from order to customer settlement), cycles and inventory management. They also cover Group financing and financial risk management processes, as well as intra-group transactions and commitment reporting. Finally, internal controls introduced to ensure IT management and administration underpinning this process are assessed.

For each process, an evaluation questionnaire is drawn up to list all relevant controls used to address the risk of erroneous accounting data entries and to record their relative efficiency.

Where necessary, action plans are drawn up to achieve progress in identified areas.

A representative sample of companies was chosen, covering around 80% of Group accounting results. This covers all Geographic zones and operations (industrial, trading, financial and distribution).

2004 and 2005 operations

Before deploying the approach across the sample, a pilot phase was conducted in 2004 in North America covering purchasing, sales and inventory management operations. This was designed to confirm the relevance of the method adopted.

Work carried out in 2004 to assess all 3 processes (Purchasing, Sales and Inventory) were extended in 2005 across the Group sample in the other Geographic zones. In North America, the approach was extended to other processes including financial risk management, intra-Group transactions and IT systems administration.

Outlook

The assessment work concerning the first 6 processes should be completed in 2006 across the relevant Group sample of companies.

Audit Committee is informing the Supervisory Board, on an ongoing basis, of the status of the process and the outcome of the evaluation approach.

Finally, the Supervisory Board will review at the end of 2006 a management chart covering relevant indicators for the Group's main risks.

Clermont-Ferrand, February 23, 2006
Éric Bourdais de Charbonnière
Chairman of the Supervisory Board

STATUTORY AUDITORS' REPORT ON THE REPORT PREPARED BY THE CHAIRMAN OF THE SUPERVISORY BOARD

of Compagnie Générale des Etablissements Michelin on the internal control procedures relating to the preparation and processing of financial and accounting information

Translated from the original French language report

Year ended December 31, 2005

To the Shareholders,

In our capacity as statutory auditors of COMPAGNIE GENERALE DES ETABLISSEMETNS MICHELIN, we report to you on the report prepared by the President of the Supervisory Board of your Company in accordance with article L.621-18-3 of Code Monétaire et Financier for the year ended December 31, 2005.

It is for the President to give an account, in his report, notably of the conditions in which the duties of the Supervisory Board are prepared and organized and the internal control procedures in place within the Company.

It is our responsibility to report to you our observations on the information set out in the President's report on the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with professional guidelines applicable in France. These require us to perform procedures to assess the fairness of the information set out in the President's report on the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures notably consisted of:

- obtaining an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the President's report;
- obtaining an understanding of the work performed to support the information given in the report.

On the basis of these procedures, we have no matters to report in connection with the information given on the internal control procedures relating to the preparation and processing of financial and accounting information, contained in the President of the Supervisory Board's report, prepared in accordance with article L.621-18-3 of Code Monétaire et Financier.

Neuilly-sur-Seine and Paris, March 7, 2006

PricewaterhouseCoopers Audit	Corevise
Dominique PAUL	Stéphane MARIE

Statutory Auditors

Members of the Compagnies Régionales de Versailles et Paris





4 CONSOLIDATED FINANCIAL STATEMENTS OF MICHELIN GROUP



page 88

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

(in EUR million, except per share data)	Note	Year ended 31 December 2005	Year ended 31 December 2004
Sales	4	**15,590**	**15,048**
Cost of sales		(10,835)	(10,212)
Gross profit		**4,755**	**4,836**
Sales and marketing expenses		(1,775)	(1,897)
Research and development expenses		(565)	(576)
General and administrative expenses		(999)	(986)
Other operating income and expenses	7	(48)	(74)
Operating income before non-recurring income and expenses	4	**1,368**	**1,303**
Non-recurring income and expenses	8	206	(64)
Operating income	4	**1,574**	**1,239**
Finance costs - net	9	(280)	(235)
Share of profit/(loss) from associates	16	6	(19)
Income before taxes		**1,300**	**985**
Income tax	10	(411)	(331)
Net income		**889**	**654**
Attributable to Shareholders		889	645
Attributable to non-controlling interests		–	9
Earnings per share (in euros)	11		
Basic		6.13	4.46
Diluted		6.12	4.46

CONSOLIDATED BALANCE SHEET

Assets

(in EUR million)	Note	31 December 2005	31 December 2004
Goodwill	12	444	301
Other intangible assets	12	192	154
Property, plant and equipment (PP&E)	13	6,577	5,726
Non-current financial assets and other assets	14	435	392
Investments in associates and joint ventures	16	50	51
Deferred tax assets	17	1,227	1,304
Non-current assets		**8,925**	**7,928**
Inventories	18	3,225	2,858
Trade receivables	19	3,273	2,919
Current financial assets	20	229	143
Other current assets	21	618	571
Cash and cash equivalents	22	611	1,655
Current assets		**7,956**	**8,146**
Total assets		**16,881**	**16,074**

Liabilities and equity

(in EUR million)	Note	31 December 2005	31 December 2004
Share capital	23	287	287
Share premiums	23	1,845	1,842
Reserves		2,379	1,348
Non-controlling interests		16	69
Total equity		**4,527**	**3,546**
Non-current financial liabilities	24	3,092	3,054
Employee benefits	25	3,049	3,170
Provisions and other non-current liabilities	27	801	785
Deferred tax liabilities	17	71	54
Non-current liabilities		**7,013**	**7,063**
Current financial liabilities	24	1,647	1,894
Trade payables		1,792	1,599
Other current liabilities	28	1,902	1,972
Current liabilities		**5,341**	**5,465**
Total liabilities and equity		**16,881**	**16,074**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in EUR million)	Share capital	Share premiums	Treasury shares	Reserves		Retained earnings	Non-controlling interest	Total equity
				Translation differences	Fair value and other reserves			
Total as at 1 January 2004	**287**	**1,840**	**(5)**	**–**	**–**	**884**	**66**	**3,072**
Disposal of treasury shares	–	–	5	–	–	2	–	7
Cost of services on share option schemes	–	2	–	–	–	–	–	2
Dividend payments	–	–	–	–	–	(176)	(9)	(185)
Net income	–	–	–	–	–	645	9	654
Currency translation differences and others	–	–	–	(7)	–	–	3	(4)
Total as at 31 December, 2004	**287**	**1,842**	**–**	**(7)**	**–**	**1,355**	**69**	**3,546**
Implementation of IAS 32 and IAS 39 (Note 34)	–	–	–	2	111	(12)	–	101
Total as at 1 January 2005	**287**	**1,842**	**–**	**(5)**	**111**	**1,343**	**69**	**3,647**
Change in fair value of financial instruments	–	–	–	–	51	–	–	51
Cost of services on share option schemes	–	3	–	–	–	–	–	3
Dividend payments	–	–	–	–	–	(186)	(35)	(221)
Net income	–	–	–	–	–	889	–	889
Currency translation differences and others	–	–	–	175	–	1	(18)	158
Total as at 31 December 2005	**287**	**1,845**	**–**	**170**	**162**	**2,047**	**16**	**4,527**

CONSOLIDATED CASH FLOW STATEMENT

(in EUR million)	Note	Year ended 31 December 2005	Year ended 31 December 2004
Net income		**889**	**654**
EBITDA adjustments			
– Finance costs - net		280	235
– Income tax		411	331
– Amortization, depreciation and impairment of intangible assets and PP&E		803	791
– Share of loss/(profit) from associates		(6)	19
EBITDA		**2,377**	**2,030**
Non-cash other income and expenses	29	(22)	25
Change in provisions for risks and charges		(353)	(243)
Net finance costs paid	29	(284)	(224)
Income tax paid		(261)	(270)
Change in value of working capital, net of impairments	29	(426)	4
Cash flows from operating activities		**1,031**	**1,322**
Purchases of intangible assets and PP&E	29	(1,292)	(1,045)
Proceeds from sale of intangible assets and PP&E		84	94
Acquisitions of consolidated shareholdings, net of cash acquired		(41)	(7)
Proceeds from sale of consolidated shareholdings, net of cash disposed		(3)	–
Purchases of other shareholdings		(17)	(56)
Proceeds from sale of other shareholdings		2	3
Change in value of other financial assets	29	112	(45)
Cash flows from investing activities		**(1,155)**	**(1,056)**
Proceeds from issuance of shares		–	–
Proceeds from increase of non-controlling interests in the share capital of subsidiaries		14	8
Proceeds from sale of treasury shares		–	7
Dividends paid to Shareholders		(179)	(133)
Dividends paid to non-controlling interests of subsidiaries		(35)	(9)
Distribution and other withholding taxes		(7)	(43)
Change in value of financial liabilities	29	(739)	(185)
Other		(8)	–
Cash flows from financing activities		**(954)**	**(355)**
Effect of the change of currency rates		**34**	**(11)**
Increase or (decrease) of cash and cash equivalents		**(1,044)**	**(100)**
Cash and cash equivalents as at 1 January		**1,655**	**1,755**
Cash and cash equivalents as at 31 December		**611**	**1,655**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 • Basis of preparation

Michelin Group (the "Group") consolidated financial statements have been prepared under the historical cost convention, as modified by the measurement of available-for-sale financial assets and financial assets and liabilities (including derivatives) at fair value through profit and loss.

Except as otherwise stated, all amounts are presented in EUR million.

These consolidated financial statements have been authorized for issue by the Supervisory Board on 23 February 2006.

Change of accounting standards

Until 31 December 2004, the Group prepared and presented its consolidated financial statements based on French GAAP set forth in the 99-02 regulation of "Comité de la Réglementation Comptable". Under the regulation 1606/2002 of the European Community (EC), the consolidated financial statements of European listed companies have to be prepared, starting from 2005, in accordance with the International Financial Reporting Standards (IFRS) as adopted by the EU.

Note 34 disclose the impact of implementing the IFRS.

International Financial Reporting Standards used

The Group 2005 consolidated financial statements have been prepared in accordance with the IFRS as adopted by the EU. The accounting principles used are described in note 2 below. These principles have been applied consistently for all years presented except for those relating to the measurement and classification of financial instruments.

The Group has made use of the exemption available under IFRS 1 to only apply IAS 32 and IAS 39 from 1 January 2005. The policies applied to financial instruments for 2004 and 2005 are disclosed separately.

The choice of exemptions and exceptions in connection with IFRS 1 were presented by the Group in its publication of the 2004 consolidated financial statements (see note 34).

Amendment to IAS 19 (Employee benefits – Actuarial gains and losses, Group plans and Disclosures) has been early adopted. The option to allocate actuarial differences directly in equity has not been retained, the Group has no multi-employer plans, and new disclosure requirements are part of note 25.

The following standards, interpretations and amendments published by IASB and applicable after the closing date have not been anticipated and are not expected to have a material impact:

- IFRS 6 – Mineral Resources
- IFRIC 5 – Interest in decommissioning funds
- Amendment to IAS 39 – The Fair Value Option
- IFRIC 6 – Waste Electrical and Electronic equipment
- IFRIC 7 – Applying the Restatement Approach Under IAS 29
- Amendment to IAS 39 – Cash Flow Hedge Accounting of Forecast Intragroup Transactions
- Amendment to IFRS 1 and IFRS 6

The following standards, interpretations and amendments published by IASB and applicable after the closing date have not been anticipated:

- IFRIC 4 – Determining whether an arrangement contains a lease
- IFRS 7 – Financial Instruments: Disclosures
- Amendment to IAS 39 and IFRS 4 – Financial Guarantee Contracts
- Amendment to IAS 1 – Capital Disclosure

At the date of publication, their potential impacts are under review.

Fair value of financial instruments

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods described in the accounting principles and makes assumptions that are based on market conditions existing at each balance sheet date.

Critical accounting estimates and judgements

The preparation of the consolidated financial statements under IFRS stipulates that management should use assumptions and estimates reflected in the value of assets and liabilities at the balance sheet date and in the amount of income and expenses for the reporting period. The final results could differ from those estimates.

The main critical accounting estimates requiring key assumptions and judgement are the impairment of non-financial assets and the employee benefits.

Impairment of non-financial assets

The cash generating units (CGU) future cash flows used in the calculation of the value in use (note 2 – Impairment of non-financial assets) are derived from the Group rolling five-year strategic orientations. The construction of the strategic orientations is an effort involving the various actors of the CGUs validated by their management. It requires critical estimates and judgements, especially in the determination of market trends, raw material costs and pricing policies. Therefore, the actual cash flows may differ from the estimates used in the calculation of the value in use.

Employee benefits

The Group provides to its employees and retirees various pension plans, jubilees and other post-employment benefits. The valuation of these benefits is carried out annually by independent actuaries. The actuarial method used is the Projected Unit Credit Method.

According to this method, several statistical information and assumptions are used in calculating the expense, the liability and the asset related to the benefit plans. Assumptions include mainly the discount rate, the long term salary increase rate, the expected rate of return on plan assets and the expected rate of future medical costs. Statistical information is principally related to demographic assumptions such as mortality, employee turnover, disability and early retirement.

Assumptions and statistical information used are determined by the Group management according to internal guidelines in relation with the actuaries.

The actuarial assumptions used may differ significantly from the actual results due to the modification of market, economic and social conditions. The resulting difference is recognized as gains or losses in the income statement, over the expected average remaining working lives of the employees participating in the plans, only to the extent that the net cumulative difference exceeds 10% of the greater of (1) the present value of the defined benefit obligation or (2) the fair value of the plan assets.

2 • Summary of significant accounting policies

Consolidation

Michelin Group (the "Group") consolidated financial statements include all subsidiaries, associates and joint ventures of Compagnie Générale des Etablissements Michelin ("CGEM" or the "Company"), company incorporated in Clermont-Ferrand (France).

Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Inter-company transactions and balances as well as unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding between 20% and 50% of the voting rights.

Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profit and losses is recognized in the income statement until the date that significant influence ceases.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognize future losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Joint ventures

Joint ventures are entities over whose activities the Group has joint control, established by contractual agreement. Investments in joint ventures are accounted for by the equity method of accounting as described in the Associates section above.

Shareholdings in companies which are not subsidiaries, associates or joint ventures are not consolidated. They are accounted for as non-derivative financial assets (see the related accounting policy).

Segment reporting

A business segment is a distinguishable component of the Group engaged in providing products or services that are subject to risks and returns that are different from those of other business segments.

A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.

The Group's primary format for segment reporting is business segments and the secondary format is geographical segments, in accordance with the risks and returns profile of the Group's operations.

This is reflected by the Group's divisional management and organizational structure and the Group's internal financial reporting systems.

The primary segments are:

- Reporting Segment 1 (Passenger Car and Light Truck tires and related distribution activities),
- Reporting Segment 2 (Truck tires and related distribution activities),
- Reporting Segment 3 (The other activities including speciality tires, earthmover and agricultural, aircraft tires, 2 wheels, maps and guides, ViaMichelin, Michelin LifeStyle and other sales).

The secondary segments are:

- Europe (Western and Eastern),
- North America (including Mexico),
- Others (Asia, South America, Middle-East and Africa).

Segment assets consist of goodwill and other intangible assets, PP&E, trade receivables and finished products inventories.

Corporate intangible assets and PP&E are allocated to each segment in proportion of directly attributed assets.

No operating liabilities are allocated to the segments into the Group's internal financial reporting.

Transfer prices between geographic segments are set on an arm's length basis.

Foreign currency translation

Presentation and functional currency

The financial statements of the Group's entities are measured using their functional currency, which is the currency of the primary economic environment in which they operate and which corresponds for most of them to their local currency.

The consolidated financial statements are presented in euros (EUR), which is the Company's functional currency.

Transactions

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at closing exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Exchange differences on equity investments classified as available-for-sale financial assets are included in the fair value reserve in equity from 1 January 2005.

Translation

The financial statements of Group entities that have a functional currency different from the Group's presentation currency are translated into euro as follows: assets and liabilities are translated at the closing rate at the date of the balance sheet, income and expenses are translated at the average rate of the period, and all resulting exchange differences are recognized as a separate component of equity.

Cash flows are also translated at the average rate of the period.

When an entity is sold, the exchange differences accumulated in equity are recycled in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of an entity are treated as assets and liabilities of the entity and translated at the closing rate.

Exchange rates of major currencies

Against the euro:	Closing rates		Average rates	
	31 December 2005	31 December 2004	Year ended 31 December 2005	Year ended 31 December 2004
US dollar (USD)	1.188	1.364	1.245	1.244
Swiss franc (CHF)	1.557	1.543	1.548	1.544
British pound (GBP)	0.688	0.707	0.684	0.679
Canadian dollar (CAD)	1.383	1.642	1.509	1.617
Polish zloty (PLN)	3.857	4.075	4.025	4.531
Brazilian real (BRL)	2.764	3.621	3.040	3.636
Japanese yen (JPY)	139.3	139.8	136.9	134.4
Chinese Yuan (CNY)	9.589	11.29	10.20	10.30

Derivatives

Derivative financial instruments are used to manage financial exposures.

In 2004:

When hedging balance sheet items, currency forward derivative instruments are measured at fair value with fluctuations recognized in income statement. See Hedging policy below when the derivative hedges a future transaction.

Interest rate derivative instruments are not measured at fair value, but interest is accounted for on an accrual basis.

From 1 January 2005:

All derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently measured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged (hedging policy below).

All changes in fair value of derivatives not designated as hedging instruments are recorded as financial income or expense in the period in which they arise.

Fair values are based on market values for listed instruments or on mathematical models, such as option pricing models and discounted cash flow calculations for unlisted instruments. These models take into consideration market data.

Embedded derivatives are recognized separately if not closely related to the host contract.

Hedging

In 2004:

When hedging future transactions, currency forward derivative instruments are measured at fair value with fluctuations deferred until recognition of the underlying transaction. See Derivatives policy above when the derivative hedges a balance sheet item.

From 1 January 2005:

Some derivative financial instruments are designated as either:

- hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedges);
- hedges of highly probable forecast transactions (cash flow hedges); or
- hedges of net investments in foreign operations.

The Group generally limits the use of hedge accounting to certain significant transactions.

Some derivatives, while providing effective economic hedges under the Group's financial policies, do not qualify or have not been designated for hedge accounting (derivatives policy). For example, foreign currency derivatives that are used to hedge the currency exposure of financial assets and liabilities are not designated as hedging instruments.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategies. The Group also documents its assessment, both at inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items.

Changes in the fair value of derivatives are accounted for differently depending on the type of hedge:

- ***Fair value hedges***

Changes in fair value of derivatives are recorded in the income statement, together with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

- ***Cash flow hedges***

The effective portion of changes in the fair value of derivatives is recognized in equity. The gain and loss relating to the ineffective portion is recognized immediately in the income statement. Amounts accumulated in equity are recycled in the income statement in the period when the hedged item affects the income statement. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at the time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

- ***Hedges of net investments in foreign operations***

These hedges are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the hedge is recognized in equity; the gain or loss relating to the ineffective portion is recognized immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

Earnings before interests, tax, depreciation and amortization (EBITDA)

The Group defines EBITDA as operating income before depreciation of Property, plant and equipment (PP&E) and amortization of intangible assets, including goodwill and any related impairment charge.

Revenue recognition

The amount of revenue is measured at the fair value of the consideration received, or receivable, taking into account the amount of any trade discounts allowed by the Group entities or any commercial incentives linked to sales. Deferred rebates are accrued based on past experience and expected payments.

Sales are recognized as follows:

• *Sales of goods*

Revenue from sales of goods is recognized when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold and will receive the economic benefits associated to the transaction.

• *Sales of services*

Revenue from sales of services is recognized by reference to the stage of completion of the transaction at the balance sheet date, when this stage can be measured reliably and if the economic benefits associated with the transaction will flow to the Group.

Financial income is recognized as follows:

• *Interest income*

Interest income is recognized on a time-proportion basis using the effective interest rate method.

• *Dividend income*

Dividend income is recognized when the right to receive payment is established.

Cost of sales

Cost of sales comprizes the costs of manufacturing products and the costs of goods purchased for resale.

It includes the cost of purchase of material, the cost of production directly related to the manufactured products and all the production overheads, based on the normal capacity of production facilities.

Production overheads include depreciation of property, plant and equipment, amortization of intangible assets relating to production and write-downs of inventories.

Cost of sales also includes a relevant portion of general overheads to the extent that they are directly attributable to bringing the manufactured products to their present location and condition.

Research and development

Research cost cannot be capitalized. Development cost shall be capitalized as intangible assets when the conditions relating to the commercial and technical feasibility, the ability to allocate reliably the costs and the probability to generate future economic benefits are fulfilled.

Development costs are annually reviewed in order to determine whether the criteria of recognition as intangible assets are met.

Non recurring income and expenses

Unusual, abnormal or infrequent significant items of income and expenses are separately disclosed on the face of the income statement. They are fully described in the notes.

Income tax

Income tax expense includes both current and deferred taxes, plus any withholding tax on the royalties and the distribution of retained earnings within the Group, except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is based on the results of Group companies and is calculated according to local rules including any adjustments to tax payable in respect of previous years.

Deferred tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the consolidated financial statements, using enacted or substantially enacted tax rates that are expected to prevail when the temporary differences reverse.

No deferred tax asset or liability is recognized on initial recognition of transactions that are not business combinations and that do not affects taxable profit.

Deferred tax assets are recognized to the extent that is probable that future taxable profits will be available against which the tax losses carried forward and the temporary differences can be utilized.

Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in a foreseeable future.

Intangible assets

Goodwill

Goodwill includes both the excess of the cost of an acquisition over the fair value of the acquired assets and liabilities at the date the acquisition is committed and the excess of the cost of purchased minority shares over the carrying value of the purchased non-controlling interests.

Goodwill is not subject to amortization. It is carried at cost less any accumulated impairment losses.

Adjustments to contingent considerations (estimated exercise prices) are recognized against goodwill.

Other intangible assets

Other intangible assets are capitalized to the extent that the future economic benefit related to these assets will flow to the Group and their costs are reliably identified.

They are amortized on a straight-line basis over their useful life which generally does not exceed 5 years.

Property, plant and equipment (PP&E)

Property, plant and equipment are measured at cost less accumulated depreciation and, where necessary, impairment.

The gross carrying amount includes cost of acquisition or production cost and other costs directly attributable to the acquisition or the construction. Borrowing costs are expensed during the period in which they are incurred. Investments grants are initially accounted for as deferred income and are subsequently recognized as income over the useful life of the related asset.

Repair and maintenance are expensed as incurred. Other subsequent expenditures are included in the asset's carrying amount or recognized as a separate asset if the recognition criteria are met.

Property, plant and equipment are depreciated on a straight-line basis, except land which is not depreciated. Depreciation on property, plant and equipment reflects the pattern in which the asset's future economic benefits are expected to be consumed. Depreciation is allocated to the cost of goods sold, selling and marketing expenses, research and development expenses or general and administrative expenses.

The following depreciation periods, based on the expected useful lives of the respective assets, are applied throughout the Group:

– Building and general installations of land and buildings	25 years
– Industrial and commercial equipment	5-12 years
– Computer and telecom equipment	5 years
– Transport equipment	5 years
– Other	2-12 years

The useful lives of the assets and their respective residual value are reviewed annually.

When assets are sold or disposed, the difference between the net proceeds and the net carrying amount of the assets is recognized in other operating income and expenses.

Property, plant and equipment which are financed by leases giving the Group substantially all of the risks and rewards of ownership are capitalized at the lower of the fair value of the leased item and the present value of the minimum lease payments at the inception of the lease. The leased assets are depreciated over the shorter of the lease term and the useful life of the leased assets if the transfer of the ownership of the leased assets is uncertain.

The payment obligations arising from the future finance lease payments are discounted and recognized as a financial liability in the balance sheet. The payments related to operating leases are expensed as incurred.

Impairment of non-financial assets

When there is any indication that the recoverable amount of an asset (intangible assets and property, plant and equipment), being the higher of its fair value less cost to sell and its value in use, may be less than its carrying amount, the recoverable amount of the asset is measured and an impairment assessment is carried out.

However, intangible assets with indefinite useful life, intangible assets not yet available for use and goodwill are tested annually for impairment.

For the purposes of assessing impairment, non-financial assets, including all goodwill, are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units).

Value in use is determined using the present value of estimated future cash flows (note 1 – Critical accounting estimates and judgements).

The future cash flows are discounted using the weighted average cost of capital (WACC) which is the average of the cost of the Company's debt and the cost of equity financing applied to the geographical location of the CGU assets.

Where the carrying amount of a cash generating unit exceeds its recoverable amount, the difference is recognized in other operating income and expenses. Goodwill is impaired first and any remaining impairment loss is allocated among the other assets, based on their net carrying amounts at the closing date. Goodwill impairment cannot be reversed.

When the circumstances which previously caused non-financial assets to be impaired no longer apply, the impairment losses are reversed accordingly, except those on goodwill.

Non derivative financial assets

In 2004:

Investments in equities are kept at the lower of cost and fair value.

Other monetary non-derivative financial assets are kept at cost and impairment is recognized when necessary.

From 1 January 2005:

The Group classifies its non-derivative financial assets in one of the following categories: loans and receivables, available-for-sale financial assets, financial assets at fair value through profit and loss, and held-to-maturity investments. The classification depends on the purpose for which the assets have been acquired. Management determines the classification of its non-derivative financial assets at initial recognition and re-evaluates this designation at every reporting date.

- Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date.
- Available-for-sale financial assets are non-monetary securities designated in this category. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.
- Financial assets at fair value through profit and loss have two sub-categories: financial assets held for trading, and those designated at fair value through profit and loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Assets in this category are classified as current if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.
- Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

Purchases and sales of non-derivative financial assets are recognized on trade-date – the date on which the Group commits to purchase or sell the asset. Non-derivative financial assets are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit and loss. Non-derivative financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are subsequently carried at fair value determined essentially by reference to a published price quotation in an active market. Loans and receivables and held-to-maturity investments are subsequently carried at amortized cost using the effective interest method. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets at fair value through profit and loss category are included in the income statement in the period in which they arise. Unrealized gains and losses arising from changes in the fair value of available-for-sale financial assets are recognized in equity unless the gains and losses are incurred as part of fair value hedges and therefore included in the income statement in the period in which they arise. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments cannot be reversed.

Inventories

Inventories are carried at the lower of cost and net realizable value.

The cost of raw material, supplies and purchased finished goods includes the purchase price and other costs directly attributable to the acquisition. The cost of work in progress and manufactured finished goods comprizes direct labour, other direct costs and production overheads based upon normal capacity of production facilities.

Borrowing costs are expensed as incurred.

Inventories are measured using the weighted-average cost method.

Net realizable value is the estimated selling price less the estimated cost to completion and the estimated selling expenses.

A write-down is recognized when the net realizable value is lower than the cost and is reversed when it becomes apparent that the circumstances which previously caused inventories to be written down below cost no longer exist.

Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less impairment.

When payment terms are shorter than one year, the initial fair value and the subsequent amortized cost are equal to the nominal amount.

An impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the impairment charge is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

The impairment charge is recognized as sales and marketing expenses.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

Share capital

Ordinary shares are classified as equity.

Where any Group company purchases the Company's equity share capital, directly or through a liquidity contract with an investment services provider, the consideration paid, including any directly attributable incremental costs, is classified as treasury shares and is deducted from equity.

Where such shares are subsequently sold, any consideration received, net of any directly attributable costs, is included in equity.

Non-derivative financial liabilities

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Equity financings are classified as non-derivative financial liabilities when there is a repayment obligation.

In 2004:

Non-derivative financial liabilities are recognized initially at the redemption value (generally the nominal value). Issuance premiums or discount and issuance cost are capitalized and amortized on a straight-line basis over the period of the borrowings.

From 1 January 2005:

Non-derivative financial liabilities are recognized initially at fair value, net of transaction costs incurred, and subsequently at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest rate method.

To the extent that borrowings are hedged under qualifying fair value hedges, the carrying value of the hedged item is adjusted for the fair value movement attributable to the risk being hedged.

Employee benefits

Wages, salaries, social security contributions, paid annual leave and sick leave, bonuses and non-monetary benefits are recognized in the year in which the employees of the Group have rendered the associated services.

Where long-term employee benefits, such as pension and other post-employment benefits, are provided by the Group, a liability or an asset and the related cost are recognized.

Pension and other post-employment benefits

Post-employment benefits are benefits payable after the completion of employment. Group companies provide retirement benefits for most of their employees, either directly or by contributing to independently administered funds. The benefits provided by the Group vary according to the legal, tax and economic circumstances of each country and usually are based on one or more factors such as employees' remuneration, age and years of service. The obligations relate both to existing retirees and to entitlements of future retirees.

Group companies provide post-employment benefits under defined contribution plans and defined benefit plans.

In the case of **defined contribution plans**, the Company pays fixed contributions to state or private insurance companies. Once the contributions have been paid, the Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay to all employees the corresponding benefits.

The regular contributions are recognized as a periodic expense for the year in which they are due and, as such, are included in the cost of goods sold, selling expenses, research and development expenses or general administration expenses.

As of today most of post-employment benefit plans are **defined benefit plans** with a distinction to be made between externally funded plans (mainly pension plans) with the assets of the plan held separately in independently administered funds and unfunded plans such as healthcare benefit plans and retirement indemnities.

The measurement of the post-employment benefit liabilities, and the related current service cost, is based upon the Projected Unit Credit Method.

A defined benefit plan is a plan that defines an amount of benefits that the Group is committed to pay to current and former employees.

All defined benefit plans are subject to actuarial calculations carried out annually for the largest plans and on regular basis for other plans. These actuarial valuations are provided by independent actuaries. Actuarial assumptions primarily regarding discount rates, projected rates of remuneration growth, expected growth of healthcare costs and long-term expected rates of return on plan assets are incorporated in the actuarial valuations and annually reviewed.

The liability or the asset recognized in the balance sheet in respect of defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets taking into account any unrecognized actuarial gains or losses and past service costs.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds in the country of the obligation and that have terms of maturity approximating to the term of the related benefit liability.

A net asset is recognized only to the extent that it represents a future economic benefit which is actually available to the Group in the form of refunds from the plan or reductions in future contributions to the plan.

Actuarial gains or losses arise mainly from changes in actuarial assumptions and differences between assumptions and actual experiences. They are recognized in the income statement as a component of the Group's net periodic benefit plan cost only to the extent that, as of the beginning of the year, their net cumulative amount exceeds 10% of the greater of (1) the present value of the defined benefit obligation or (2) the fair value of the plan assets. In such case, the portion of actuarial gains or losses recognized in the income statement is the resulting excess divided by the expected average remaining working lives of the employees participating in the plan.

Past service costs may arise when a new defined benefit plan is set up or changes on payable benefits under an existing defined benefit plan are introduced. They are recognized immediately in the income statement if the benefits are vested. They are amortized on a straight-line basis over the average period until the benefits become vested if the benefits are not yet vested.

The Group's net periodic benefit plan cost charged to the operating income consists of current service cost, interest cost, expected return on assets, curtailments and settlements, past service costs as well as actuarial gains and losses to the extent that they are recognized.

Share based payments

Benefits related to share options granted to the Managing Partners and to Group employees are measured, at grant date, using a binomial model.

The benefits are spread over the period during which the services are rendered. They are recognized in general and administrative expenses.

Provisions

Provisions are recognized when a legal or constructive obligation has been incurred which will probably lead to an outflow of resources that can be reasonably estimated.

Restructuring provisions are recognized when the Group has a detailed formal plan that has been announced.

Provisions are recorded at the net present value for the estimated cash outflows.



3 • Financial risk management

3•1 Financial risk management policy

3•1•1 Liquidity Risk

The Corporate Finance Department is responsible for ensuring the financing of the Group's liquidity position at the best price. The levels of the confirmed credit lines and available cash in-hand are fixed by taking into account the forecast for treasury requirements accompanied by a comfortable security margin to take into account economic uncertainties. These long-term backup financing means are essentially concentrated at the holding company, Compagnie Financière Michelin (CFM). Except in the case of particular obligations related to the specificities of local financial markets, Michelin's operating subsidiaries have access to ample short-term non-confirmed credit lines from banks to meet their day-to-day financing requirements, as well as access to CFM's confirmed credit lines in order to deal with major contingencies.

As a matter of prudent financial policy, the Group has always guarded against the inclusion in its financial contracts of covenants providing for ratios or "material adverse change" that could affect its ability to mobilize loans or affect their term. As at 31 December 2005 no such clause featured in Group borrowings whatsoever. A number of contracts, however, included "negative pledge" and "cross default" clauses, but these were qualified by thresholds and exemptions.

3•1•2 Currency risk

Transaction Currency Risk

Group subsidiaries continually calculate their accounting foreign exchange exposure in relation to their functional currency and hedge it systematically. A number of temporary exemptions can, however, be granted by the Corporate Finance Department where justified under exceptional market conditions. Foreign currency payables and receivables of the same type and with similar maturities are netted off and only the net exposure is hedged. This is normally carried out through the holding CFM, or, alternatively, through a bank. CFM in turn assesses its own resulting exposure and hedges it with its banking partners. The main hedging instruments used are forward currency contracts. Constant monitoring of exchange gains and losses as well as regular audits ensure that the hedging policy is adhered to by all Group entities.

Currency Translation Risk

Equity investments in foreign subsidiaries are booked in the functional currency of the holding company. These investments, which are not included in the holding company foreign exchange position, are financed in the currency of the holding company.

Future cash flows from these long-term investments (dividends, fees for R&D services and trademark licenses and capital increases) are hedged on a selective basis according to the probability of the cash flows occurring.

Available-for-sale investments are not hedged for currency exchange risks.

3•1•3 Interest Rate Risk

The interest rate management policy is coordinated and monitored at Group level with a view to protecting future cash flows and reducing the volatility of the financial costs. Short-term positions are managed at the level of the individual countries. The Group uses several instruments available in the market and in particular interest rate swaps or forward interest rate contracts.

3•1•4 Commodity Risk

The Group is exposed to commodity risk during the period in which price increases cannot be passed on in the sale price of manufactured products. As the Group is not normally tied under long-term commercial contracts, this knock-on effect does not in general last longer than a few months. The net position corresponds to the number of days' sales represented by inventories and firm purchase commitments (long position), less the number of days required to pass on the price increases (short position). In order to keep earnings volatility to a minimum, hedges are put in place when all of the following conditions are met: the decision has been made to hedge commodity risk on a regular basis, an organized market exists for the relevant commodity, the price increase lag can be determined in a reasonably reliable and consistent manner. As at 31 December 2005 no significant commodity risk hedges were in place.

3•1•5 Counterparty Risk

The Group chooses its banks extremely carefully and even more so with respect to cash investments. Indeed, considering it to be inappropriate to add financial risk to the industrial and trade risks that are associated with its operations, Michelin insists on security and liquidity of all cash investments. This is invested in the short term (generally less than three months) with blue chip banks and on investment-type (deposit certificate, UCITS) financial instruments.

3•1•6 Credit Risk

The Credit Department, which is part of the Corporate Finance Department, sets the maximum payment terms and customer credit limits to be applied by the operating entities. In 2005, The Credit Department achieved further reductions in collection delays. It also focused on large account risk monitoring, revamping systems and processes and enhancing its credit management skills.

3•2 Financial risk facts and figures

3•2•1 Liquidity Risk

The Group's liquidity position can be analyzed as follows:

(in EUR million)	31 December 2005	31 December 2004
Financial liabilities (note 24)	4,739	4,948
- less, liability derivative instruments (Notes 15 and 24)	19	17
Financial liabilities excluding derivative instruments	4,720	4,931
- including short-term debt	1,628	1,930
- including long-term debt	3,092	3,001
Cash and cash equivalent (note 22)	(611)	(1,655)
Undrawn, confirmed credit lines (1 year +)	1,922	1,517

SOMMAIRE

The difference in cost between carrying a treasury surplus and the present level of commissions on confirmed credit lines has led the Group to prefer confirmed credit line-based financing.

Taking advantage of particularly attractive market conditions, the Group came to the market at the end of July 2005 with a 7-year syndicated credit for an amount of EUR 1,500 million; the existing EUR 1,000 million syndicated credit line coming to maturity in 2007 was cancelled at the same time. As in previous years, these lines were not drawn in 2005.

The schedule of long-term financial debt and undrawn credit lines labeled in EUR million breaks down as follows:


At 31 December 2005
1,500
1,000
500
0
2007
2008
2009
2010
2011
2012
2013-2033
At 31 December 2004
1,500
1,000
500
0
2006
2007
2008
2009
2010
2011
2012-2033
Non-current financial liabilities.
Long-term undrawn lines of credit.

In July 2005, Standard & Poor's raised from "negative" to "stable" the outlook associated with the Group's rating. All other elements remained unchanged, and at 31 December 2005 Standard & Poor's and Moody's "issuer ratings" are as follows:

		CGEM	CFM
Short-term	Standard & Poor's	A2	A2
	Moody's	P2	P2
Long-term	Standard & Poor's	BBB+	BBB+
	Moody's	Baa2	Baa1

3•2•2 Currency Risk

Transaction Currency Risk

The following table sets forth the Group's transactional exchange positions at 31 December 2005 (when a monetary asset or liability is denominated in a currency other than the company's functional currency), before and after hedging.

(converted into EUR million)	EUR	USD	JPY	CAD	Other
Monetary assets	6,089	3,701	485	354	406
Monetary liabilities	(5,656)	(1,623)	(302)	(183)	(280)
Net position before hedging	**433**	**2,078**	**183**	**171**	**126**
Hedges	(451)	(2,135)	(164)	(167)	(86)
Net position after hedging	**(18)**	**(57)**	**19**	**4**	**40**

An unfavorable change in the value of the Euro against all other currencies would represent an aggregate impact smaller than EUR 1 million in consolidated income statement, after hedging, for every 1 cent change.

Currency Translation Risk

A breakdown of consolidated equity risk by currency is provided in the following table.

(in EUR million)	2005	2004
EUR	1,599	1,475
CHF	775	849
USD	602	252
PLN	361	307
CAD	279	237
BRL	200	119
CNY	145	109
GBP	108	(206)
Other	458	404
Total	**4,527**	**3,546**

3•2•3 Interest Rate Risk

The interest rate risk net exposure both before and after hedging was the following as at 31 December 2005:

(in EUR million)	Floating rates	Fixed rates 1 - 5 years	Fixed rates > 5 years	Total
Liabilities	2,926	782	1,031	4,739
Assets	(766)	(64)	(39)	(869)
Net exposure before hedging	**2,160**	**718**	**992**	**3,870**
Hedges	214	(214)	–	–
Net exposure after hedging	**2,374**	**504**	**992**	**3,870**

A 1 point (1%) change in short-term interest rates would translate into a EUR 21 million change in the Group's interest income and expenses.

Besides, a 1 point (1%) parallel shift on the yield curve would translate into a EUR 83 million changes in the fair value of the financial assets and liabilities. Most of these changes would not be accounted for since the underlying financial assets and liabilities are essentially measured at amortized costs (except mainly for derivative instruments).

3•2•4 Equity Risk

Equity risk is the risk for a 10% unfavorable change in the price of the Group's investment portfolio.

(in EUR million)	Available-for-sale investments
Carrying amount (note 14)	306
Impact on income statement	–
Impact on equity	(14)

The impact calculation includes hedging instruments (note 15) but does not include taxes.

4 • Segment reporting

Business segments (in EUR million)

31 December 2005

	SR1	SR 2	SR 3	Group Total
Profit and loss information				
Sales	8,621	5,072	1,897	15,590
Operating income before non-recurring income and expenses	782	451	135	1,368
In percentage of sales	*9.1%*	*8.9%*	*7.1%*	*8.8%*
Segment assets				
Intangible assets and PP&E	4,175	2,347	691	7,213
Finished products inventories	1,120	690	331	2,141
Trade receivables	1,775	1,056	442	3,273
Total segment assets	**7,070**	**4,093**	**1,464**	**12,627**
Other information				
Depreciation and amortization charge	476	251	79	806
Impairment charge	–	–	(3)	(3)
Capital expenditure	709	469	158	1,336

31 December 2004

	SR 1	SR 2	SR 3	Group Total
Profit and loss information				
Sales	8,295	4,902	1,851	15,048
Operating income before non-recurring income and expenses	768	500	35	1,303
In percentage of sales	*9.3%*	*10.2%*	*1.9%*	*8.7%*
Segment assets				
Intangible assets and PP&E	3,636	1,942	603	6,181
Finished products inventories	1,007	618	324	1,949
Trade receivables	1,572	955	392	2,919
Total segment assets	**6,215**	**3,515**	**1,319**	**11,049**
Other information				
Depreciation and amortization charge	472	239	93	804
Impairment charge	–	–	(13)	(13)
Capital expenditure	641	356	110	1,107

- Reporting Segment 1: Passenger Car and Light Truck tires and related distribution activities.
- Reporting Segment 2: Truck tires and related distribution activities.
- Reporting Segment 3: The other activities including speciality tires, earthmover and agricultural, aircraft tires, 2 wheels, maps and guides, ViaMichelin, Michelin LifeStyle and other sales.

Geographic segments (in EUR million)

31 December 2005

	Europe	North America	Other zones	Group Total
Sales	7,664	5,538	2,388	15,590
Segment assets	6,837	3,829	1,961	12,627
Capital expenditure	829	247	260	1,336

31 December 2004

	Europe	North America	Other zones	Group Total
Sales	7,870	5,071	2,107	15,048
Segment assets	6,409	3,034	1,606	11,049
Capital expenditure	705	207	195	1,107

5 • Expenses by nature

The following recurring items are allocated in the appropriate headings of expenses by function in the income statement.

(in EUR million)	Year ended 31 December 2005	Year ended 31 December 2004
Raw materials and consumables used	(3,199)	(4,556)
Changes in inventories of finished goods and work in progress	(2,661)	(1,004)
Employee benefit costs (note 6)	(4,780)	(4,837)
Transportation of goods	(851)	(804)
Depreciation, amortization and impairment charges	(803)	(791)
Other expenses	(1,928)	(1,753)
Total expenses by nature	**(14,222)**	**(13,745)**

6 • Employee benefits costs

(in EUR million)	Year ended 31 December 2005	Year ended 31 December 2004
Wages and salaries	(3,519)	(3,624)
Social security costs	(964)	(903)
Costs related to defined benefit plans	(246)	(274)
Costs related to defined contribution plans	(48)	(34)
Share options costs (see note 26)	(3)	(2)
Total employee benefits costs	**(4,780)**	**(4,837)**

The charges for employee benefits are allocated to the appropriate headings of expenses by function in the income statement.

The average number of employees in 2005 is 127,319 (2004: 126,474).



7 • Other operating income and expenses

The following recurring items are recognized within the other operating income and expenses in the income statement.

(in EUR million)	Year ended 31 December 2005	Year ended 31 December 2004
Gain/(loss) on disposal of intangible and PP&E	7	(40)
Restructuring costs	(6)	(27)
Decrease/(increase) of impairment of intangible and PP&E	3	13
Other operating income and (expenses) [1]	(52)	(20)
Total other operating income and (expenses)	**(48)**	**(74)**

(1) Of which EUR (64) million representing the retiree benefit cost as at 31 December 2005 (mainly interest cost).

8 • Non-recurring income and expenses

2005

Medicare Part D:

In 2005, Michelin North America modified its post-retirement prescription drug plans for non-union employees in the United States. Changes to the U.S. government Medicare program, specifically the introduction of Part D prescription drug coverage, facilitated this plan change. The new plan was effective 1 January 2006 and was fully communicated to affected active employees and retirees in 2005.

The change resulted in a EUR 401 million reduction in the Group's PBO. This reduction was mainly generated by Medicare-eligible retirees and their dependents participating in Medicare Part D from 1 January 2006, and by providing pre-Medicare retirees and their dependents with prescription drug benefits similar to Medicare.

EUR 256 million of the reduction in PBO was recognized as a non-recurring gain before tax in the 2005 consolidated results. This was the portion of the reduction in PBO relating to current retirees and employees eligible for retirement. It was considered Past Service Cost and was recognized in the income statement immediately. The remaining portion of the EUR 401 million reduction in PBO is being amortized into earnings on a straight-line basis over the average period until employees are eligible to retire.

Restructuring:

A restructuring provision of EUR 50 million was recognized in 2005 essentially for the disposal of the Truck manufacturing activities in the plant of Poitiers (France).

2004

The EUR 64 million were dedicated to cover the expected capital loss resulting from the contemplated transfer of Michelin's wheel businesses. This loss was estimated on the basis of the bids received at the end of 2004.

9 • Finance costs - net

The two components of the net finance costs are broken down in the table below (this presentation is only available from 1 January 2005, the IAS 32 and IAS 39 transition date).

(in EUR million)	Year ended 31 December 2005	Year ended 31 December 2004
Cost of net debt		
Gross financing expenses		
Interest financing expenses	(254)	
Currency remeasurement	(44)	
Other financing expenses	(29)	
	(327)	
Interest income from cash and cash equivalents	17	
	(310)	
Other financial income and expenses		
Net income from financial assets (other than cash and cash equivalents)		
Interest income	30	
Result on disposal of available-for-sale financial assets	(4)	
Impairment	(6)	
Dividend income	6	
	26	
Expense from unwinding the discount of provisions	(6)	
Miscellaneous	10	
	30	
Finance costs - net	**(280)**	**(235)**

10 • Income tax

Changes in income tax expenses are as follows:

(in EUR million)	Year ended 31 December 2005	Year ended 31 December 2004
Current tax expense	(230)	(297)
Deferred tax income / (expense) (note 17)	(181)	(34)
Total income tax	**(411)**	**(331)**

Current tax includes EUR 25 million of withholding tax on royalties and distribution of retained earnings between Group companies (2004: EUR 23 million).

Reconciliation of Group effective tax expense:

(in EUR million)	Year ended 31 December 2005	Year ended 31 December 2004
Income before tax	**1,300**	**985**
Tax calculated at domestic tax rates applicable to profits in the respective countries	(454)	(344)
Tax effect from:		
- permanent differences	(24)	8
- variances of unrecognized temporary differences	1	42
- variances of unrecognized tax losses	44	(1)
- change in tax rates	(13)	(24)
- other items	60	11
Tax expense (except withholding tax)	**(386)**	**(308)**

11 • Earnings per share

Basic earnings per share are calculated by dividing the profit attributable to Shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by the Group and held as treasury shares.

Diluted earnings per share are calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company only has share options (note 26) as dilutive potential ordinary shares. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

Components of the basic and diluted earnings per share calculations are presented in the table below.

	Year ended 31 December 2005	Year ended 31 December 2004
Net income (EUR million), excluding the non-controlling interest	889	645
- less, propositions of attributions to General Partners	(11)	(7)
Net income attributable to Shareholders used in the calculation of both basic and diluted earnings per share	**878**	**638**
Weighted average number of shares (millions of shares) outstanding used in the calculation of basic earnings per share	143	143
- plus, adjustment for share options	1	–
Weighted average number of shares used in the calculation of diluted earnings per share	**144**	**143**
Earnings per share (euros per share)		
- basic	6.13	4.46
- diluted	6.12	4.46

12 • Intangible assets

Changes in intangible assets are as follows:

(in EUR million)	Goodwill	Other intangibles	2005 Total
Gross carrying amounts			
At 1 January 2004	**303**	**542**	**845**
Exchange differences	4	(10)	(6)
Capital expenditures	1	52	53
Disposals	–	(35)	(35)
Changes in the scope of consolidation	–	–	–
Transfers and others	–	35	35
At 31 December 2004	**308**	**584**	**892**
Exchange differences	21	23	44
Capital expenditures	133	69	202
Disposals	(7)	(14)	(21)
Changes in the scope of consolidation	–	(10)	(10)
Transfers and others	–	45	45
At 31 December 2005	**455**	**697**	**1.152**
Accumulated amortization and impairment			
At 1 January 2004	**(7)**	**(383)**	**(390)**
Exchange differences	–	7	7
Amortization	–	(59)	(59)
Net impairment	–	–	–
Disposals	–	27	27
Changes in the scope of consolidation	–	–	–
Transfers and others	–	(22)	(22)
At 31 December 2004	**(7)**	**(430)**	**(437)**
Exchange differences	–	(17)	(17)
Amortization	–	(70)	(70)
Net impairment	(11)	(2)	(13)
Disposals	7	13	20
Changes in the scope of consolidation	–	4	4
Transfers and others	–	(3)	(3)
At 31 December 2005	**(11)**	**(505)**	**(516)**
Net carrying amounts at 31 December 2005	**444**	**192**	**636**
Net carrying amounts at 31 December 2004	**301**	**154**	**455**

Other intangible assets consist mainly of software. The net carrying amount at 31 December 2005 related to software amounted to EUR 140 million (2004: EUR 145 million).

Software is initially recognized at cost. Cost includes cost of acquisition or production cost and other cost directly attributable to the acquisition or the production.

In 2005, no development costs were capitalized since the criteria of recognition as intangible assets are not met.

In 2005, amortization charges of EUR 70 million were recorded (2004: EUR 60 million), of which EUR 65 million relating to software (2004: EUR 59 million).

Goodwill additions in 2005 essentially relate to the acquisition of shares from non-controlling shareholders of Michelin Siam Group.

13 • Property, plant and equipment

Changes in property, plant and equipment were as follows:

(in EUR million)	Land and Buildings	Industrial equipments	Other equipments	Total
Gross carrying amounts				
At 1 January 2004	**3,372**	**9,670**	**1,434**	**14,476**
Exchange differences	(46)	(210)	(14)	(270)
Additions	157	810	88	1,055
Disposals	(61)	(425)	(165)	(651)
Changes in the scope of consolidation	1	21	–	22
Transfers and others	1	18	(10)	9
At 31 December 2004	**3,424**	**9,884**	**1,333**	**14,641**
Exchange differences	178	695	61	934
Additions	232	947	88	1,267
Disposals	(70)	(326)	(106)	(502)
Changes in the scope of consolidation	(7)	(165)	(19)	(191)
Transfers and others	(25)	3	6	(16)
At 31 December 2005	**3,732**	**11,038**	**1,363**	**16,133**
Accumulated amortization and impairment				
At 1 January 2004	**(1,654)**	**(6,041)**	**(1,171)**	**(8,866)**
Exchange differences	26	130	13	169
Amortization	(100)	(568)	(73)	(741)
Net Impairment	9	1	3	13
Disposals	34	350	141	525
Changes in the scope of consolidation	–	(15)	–	(15)
Transfers and others	(4)	2	2	–
At 31 December 2004	**(1,689)**	**(6,141)**	**(1,085)**	**(8,915)**
Exchange differences	(96)	(419)	(46)	(561)
Amortization	(91)	(566)	(79)	(736)
Net Impairment	1	19	(3)	17
Disposals	42	298	95	435
Changes in the scope of consolidation	14	174	12	200
Transfers and others	–	(118)	122	4
At 31 December 2005	**(1,819)**	**(6,753)**	**(984)**	**(9,556)**
Net carrying amounts at 31 December 2005	**1,913**	**4,285**	**379**	**6,577**
Net carrying amounts at 31 December 2004	**1,735**	**3,743**	**248**	**5,726**

Net property, plant and equipment of EUR 35 million are pledged as security of financial liability (2004: EUR 72 million).

Net property, plant and equipment include EUR 1,148 million of assets under construction (2004: EUR 1,000 million).

Finance leases

Capitalized property, plant and equipment held under finance leases at 31 December 2005 amount to EUR 191 million (2004: EUR 199 million). The gross carrying amounts of these assets total EUR 392 million (2004: EUR 285 million).

The future minimum payments under finance leases are shown in the following table:

	31 December 2005		31 December 2004	
(in EUR million)	Present Value	Not discounted	Present Value	Not discounted
Within one year	35	48	72	90
Between the second and the fifth year inclusive	184	224	219	263
After the fifth year	88	107	96	113
Total of future minimum payments	**307**	**379**	**387**	**466**

Operating leases

Total operating lease rents recognized in the income statement were EUR 228 million (2004: EUR 232 million).

Future minimum payments under non-cancellable lease are as follows:

(in EUR million)	31 December 2005 Not discounted	31 December 2004 Not discounted
Within one year	105	75
Between the second and the fifth year inclusive	213	177
After the fifth year	91	96
Total of future minimum payments	**409**	**348**

14 • Non-current financial assets and other assets

The carrying amount of the long-term financial assets is detailed in the table below.

(in EUR million)	31 December 2005	31 December 2004
Financial assets		
Available-for-sale investments	168	122
Loans and deposits	190	239
Derivative instruments (note 15)	22	–
Others	20	18
	400	**379**
Other assets		
Benefits – asset portion (note 25)	35	13
Total non-current financial assets and other assets	**435**	**392**

Available-for-sale investments

Available-for-sale investments consist essentially of a portfolio of equities, which is intended to be disposed as follows:

(in EUR million)	31 December 2005	31 December 2004
Non-current portion	168	122
Current portion (note 20)	138	–
Total portfolio of available-for-sale investments	**306**	**122**

As at 31 December 2005, the portfolio includes essentially 2,826,000 shares (2004: 2,826,000 shares) of Peugeot SA worth EUR 138 million (2004: EUR 21 million measured at cost under previous accounting standards). In November 2005, these shares entered into a fair value hedging relationship with the acquisition of put options to prevent the risk of fair value decrease. In February 2006, the put options were exercised generating proceeds of EUR 139 million and a 2006 income before taxes of EUR 114 million.

Movements in the portfolio during the year are broken down in the table below.

(in EUR million)	2005	2004
Carried forward	**122**	**77**
Impact of IAS 32 and IAS 39 adoption on 1.1.2005 (note 34)	138	–
At 1 January	**260**	**77**
Exchange differences	(1)	–
Additions	16	54
Disposals	(4)	(9)
Fair value changes transferred to equity	35	–
At 31 December	**306**	**122**

Loans and deposits

The carrying amount of loans and deposits is detailed in the table below.

(in EUR million)	31 December 2005	31 December 2004
Gross loans and deposits	309	457
- less impairment	(51)	(75)
Net loans and deposits	**258**	**382**
- less current portion (note 20)	(68)	(143)
Non-current portion	**190**	**239**

Loans and deposits include essentially bank deposits (more than three months) as well as loans to employees and customers. The fair value, which is calculated in accordance with Note 1 (Basis of preparation: Fair value of financial instruments), amounts to EUR 242 million.

The breakdown as at 31 December 2005 by currency and maturity is presented in the table below.

(in EUR million)	Within one year	Between one and five years	More than five years	Total
EUR	41	92	37	170
USD	15	10	–	25
CHF	5	15	–	20
Others	7	36	–	43
Total	**68**	**153**	**37**	**258**

15 • Derivative financial instruments

As mentioned in Note 2 (Hedging policy), some derivatives, while complying with the Group's financial risk management policies, have not been designated as hedging instruments for hedge accounting purposes.

Derivative assets

	31 December 2005	
(in EUR million)	Fair values	Contractual or notional amount
Total derivative assets		
Hedging instruments in fair value hedges		
- Interest-rate derivatives (note 24)	22	220
- Equity derivatives (note 14)	6	139
Derivatives not designated as hedging instruments		
- Currency derivatives	10	380
- Other derivatives	7	21
	45	**760**
Less long-term portion included in long-term financial assets		
Interest-rate derivatives in fair value hedges (note 14)	22	220
	22	**220**
Short-term portion included in short-term financial assets (note 20)	**23**	**540**

Derivative liabilities

(in EUR million)	31 December 2005 Fair values	 Contractual or notional amount
Total derivative liabilities		
Currency derivatives not designated as hedging instruments	19	2,863
	19	**2,863**
Less long-term portion included in long-term financial liabilities (note 24)		
Currency derivatives	–	–
	–	–
Short-term portion included in short-term financial liabilities (note 24)	**19**	**2,863**

The contractual or notional amounts of currency derivative financial instruments, essentially forward exchange contracts and cross-currency swaps, at 31 December 2005 are set forth by currency in the table below.

	Currencies purchased forward					
(in EUR million)	EUR	USD	CHF	JPY	Others	**Total**
Currencies sold forward						
EUR	–	–	157	–	62	219
USD	632	–	720	–	65	1,417
CHF	90	–	–	–	228	318
JPY	343	1	25	–	1	370
Others	319	258	92	245	5	919
Total	**1,384**	**259**	**994**	**245**	**361**	**3,243**

The contractual or notional amounts of the other derivative financial instruments at 31 December 2005 are set forth by currency in the table below.

(in EUR million)	EUR	USD	**Total**
- Interest rate swaps	220	–	220
- Equity derivatives	139	–	139
- Other derivatives	–	21	21
Total	**359**	**21**	**380**

The contractual or notional amounts of derivative financial instruments at 31 December 2005 are set forth by maturity in the table below.

(in EUR million)	Within one year	In the 2nd to the 5th year inclusive	Total
Interest rate swaps	–	220	220
Currency derivatives			
- Forward foreign exchange rate contracts	3,227	–	3,227
- Cross currency swaps	16	–	16
	3,243	–	3,243
Equity derivatives	139	–	139
Other derivatives	21	–	21
Total	**3,403**	**220**	**3,623**

16 • Investments in associates and joint ventures

The investments in associates and joint ventures of EUR 50 million (2004: EUR 51 million) are mainly composed of an investment of 49 % in Woco Michelin AVS BV in the Netherlands. Its carrying amount at the end of 2004 was EUR 30 million. This carrying amount decrease by EUR 3 million after recognition of the Group share of the 2005 results.

The associates and joint ventures financial statements include the following amounts:

- Assets: EUR 471 million (2004: EUR 527 million)
- Liabilities: EUR 333 million (2004: EUR 401 million)
- Revenues: EUR 504 million (2004: EUR 583 million)
- Profit / (loss): EUR 3 million (2004: EUR (34) million)

17 • Deferred tax assets and liabilities

The amounts of the deferred tax in the balance sheet are:

(in EUR million)	31 December 2005	31 December 2004
Deferred tax assets	1,227	1,304
Deferred tax liabilities	(71)	(54)
Net deferred tax assets	**1,156**	**1,250**

The detail in deferred tax assets and liabilities at the end of the periods, without taking in consideration the offsetting of balances, is as follows:

(in EUR million)	31 December 2005	31 December 2004
Deferred tax assets by type of temporary difference		
Intangible assets	34	13
Financial instruments	67	–
Inventories	28	31
Current receivables/payables	239	266
Employee benefits	880	980
Provisions	132	176
Unused tax losses	227	178
Unused tax credits	(7)	24
	1,600	**1,668**
Deferred tax liabilities by type of temporary difference		
Property, plant and equipment	(444)	(368)
Financial instruments	–	(50)
	(444)	**(418)**
Net assets	**1,156**	**1,250**

The gross movement on the net deferred tax assets is as follows:

(in EUR million)	2005	2004
At 1 January	**1,250**	**1,367**
Implementation of IAS 32/39	(22)	–
Exchange differences	147	(74)
Changes in the scope of consolidation	(49)	–
Income statement income/(expense) (note 10)	(181)	(34)
Tax charged to equity	(11)	–
Other	22	(9)
At 31 December	**1,156**	**1,250**

The deferred income tax charged to equity during the year is as follows:

(in EUR million)	31 December 2005	31 December 2004
Fair value reserves in Shareholders' equity:		
- hedging reserve	–	–
- available for sale financial assets (note 14)	(11)	–
Total deferred tax income recognized in equity	**(11)**	–

(-) Means a negative effect on equity.

Deferred tax assets are recognized to the extent that the realization of future taxable profits is probable and will offset tax losses carried forward and deductible temporary differences.
The detail of unrecognized deferred tax assets is as follows:

(in EUR million)	31 December 2005	31 December 2004
Deductible temporary differences	146	142
Tax losses	183	216
- of which expire in less than one year	27	6
- of which expire between 1 to 5 years	57	65
- of which expire in more than 5 years	14	–
- of which do not expire	85	145
Tax credits	72	35
Total unrecognized deferred tax assets	**401**	**393**

18 • Inventories

Inventories comprize the following:

(in EUR million)	31 December 2005	31 December 2004
Raw materials and supplies	853	722
Work in progress	262	225
Finished goods	2,191	2,015
Less write-downs	(81)	(104)
Net inventory	**3,225**	**2,858**

Movements in inventory write-downs are as follows:

(in EUR million)	2005	2004
At 1 January	**(104)**	**(97)**
Exchange differences and other	2	2
Write-down of inventories recognized as an expense in the period	(75)	(73)
Reversal of any write-down	96	64
At 31 December	**(81)**	**(104)**

19 • Trade receivables

The carrying amount of the trade receivables is detailed in the table below.

(in EUR million)	31 December 2005	31 December 2004
Gross trade receivables	3,392	3,033
Impairment	(119)	(114)
Trade receivables, net	**3,273**	**2,919**

All trade receivables are due within twelve months.

The Group has recognized a bad debt expense of EUR 17 million (2004: EUR 22 million) during the year ended 31 December 2005, which is included in selling and marketing expenses.

As at 31 December 2005, net receivable balances from the ten largest customers, each amounting to more than 1% of the total balance, amount to EUR 600 million (2004: EUR 566 million). At the same date, 47 customers (2004: 35) enjoyed credit limits in excess of EUR 10 million.

Collateralized receivables

The Group runs three separate programs whereby certain European and North American subsidiaries have transferred ownership interests in their eligible trade receivable portfolios.

The characteristics of the programs are as follows:

	Maximum financing	Maturities
• Europe	EUR 543 million	2007
• United States of America	USD 632 million	2010
• Canada	CAD 150 million	2007
	EUR 1,184 million	

As at 31 December 2005, the programs provide an overcollateralization of EUR 189 million (2004: EUR 169 million) to the financial institutions. This covers the portfolios' credit losses that are likely to occur.

Since the Group has retained substantially all the risks and rewards of ownership, the ownership interests in the trade receivable portfolios sold by the European and North American subsidiaries have not been derecognized and the financing received from the financial institutions, amounting to EUR 899 million as at 31 December 2005 (2004: EUR 675 million), has been accounted for as collateralized loans (note 24).

20 • Current financial assets

The carrying amount of the short-term financial assets is detailed in the table below.

(in EUR million)	31 December 2005	31 December 2004
Available-for-sale investments (note 14)	138	–
Loans and deposits (note 14)	68	143
Derivative instruments (note 15)	23	–
Total current financial assets	**229**	**143**

21 • Other current assets

The carrying amount of the other current receivables is detailed in the table below:

(in EUR million)	31 December 2005	31 December 2004
Employees	3	33
Suppliers	90	91
Current tax – Advance payments	131	88
Other tax receivables	254	201
Others	146	164
Impairment	(6)	(6)
Total other current assets	**618**	**571**

22 • Cash and cash equivalents

The carrying amount of cash and cash equivalents is detailed in the table below.

(in EUR million)	31 December 2005	31 December 2004
Cash at bank and in hand	568	1,420
Short-term bank deposits (less than three months) and other cash equivalents	43	235
Total cash and cash equivalents	**611**	**1,655**

The effective interest rate on short-term bank deposits was 2,01 % in 2005.

Cash and cash equivalents are denominated in the following currencies:

(in EUR million)	31 December 2005
EUR	230
USD	108
Others	273
Total cash and cash equivalents	**611**

23 • Share capital and premiums

	Number of shares outstanding (in unit)	Ordinary shares (in EUR million)	Share premiums (in EUR million)	Treasury shares (in EUR million)	Total (in EUR million)
At 1 January 2004	**143,231,633**	**287**	**1,840**	**(5)**	**2,122**
Employee share option schemes:					
- cost of services rendered	–	–	2	–	2
- proceeds from shares issued	–	–	–	–	–
Treasury shares purchased	(500,192)	–	–	(20)	(20)
Treasury shares sold	655,584	–	–	25	25
At 31 December 2004	**143,387,025**	**287**	**1,842**	**–**	**2,129**
Employee share option schemes:					
- cost of services rendered	–	–	3	–	3
- proceeds from shares issued	600	–	–	–	–
Treasury shares purchased	–	–	–	–	–
Treasury shares sold	–	–	–	–	–
At 31 December 2005	**143,387,625**	**287**	**1,845**	**–**	**2,132**

The total authorized number of ordinary shares is 143,387,625 shares (2004: 143,387,025 shares) with a par value of EUR 2 per share (2004: EUR 2 per share).

All shares issued are fully paid and registered. Shares held for more than 4 years have a double voting right.

Dividend proposed to the shareholders at the 12 May 2006 Annual General Meeting is EUR 1.35 per share.

24 • Financial liabilities

The carrying amount of the financial liabilities is detailed in the table below.

(in EUR million)	31 December 2005	31 December 2004
Long-term		
Bonds	1,472	2,255
Loans from financial institutions and other	1,348	431
Obligations under finance leases (note 13)	272	315
Derivative instruments (note 15)	–	53
	3,092	**3,054**
Short-term		
Bonds	305	–
Loans from financial institutions and other	820	1,535
Obligations under finance leases (note 13)	35	72
Derivative instruments (note 15)	19	(36)
Bank overdrafts and other short-term financial liabilities	468	323
	1,647	**1,894**
Total financial liabilities	**4,739**	**4,948**

The Group net debt is presented in the table below.

(in EUR million)	31 December 2005	31 December 2004
Financial liabilities	4,739	4,948
Derivative assets (note 15)	(45)	–
Cash and cash equivalents (note 22)	(611)	(1,655)
Net debt	**4,083**	**3,293**

The fair value of long-term financial liabilities which is calculated in accordance with Note 1 is presented in the table below.

(in EUR million)	31 December 2005
Bonds	1,677
Loans from financial institutions and other	1,350
Obligations under finance leases	264
Derivative instruments	–
Total fair value of long term financial liabilities	**3,291**

Bonds

Bonds issued by the Group have the characteristics mentioned in the table below.

Description	2005 effective interest rates	Carrying amount (in EUR million)			
		31 December 2005		31 December 2004	
		Current	Non-current	Current	Non-current
Subordinated bonds issued by Compagnie Générale des Etablissements Michelin					
- nominal value of EUR 500 million (2004: EUR 500 million) - issued in December 2003 and due in December 2033, unless the Group elects to reimburse earlier between December 2013 and due date - nominal interest rate of 6.375% until December 2013 and at Euribor 3 months +2.95% thereafter - deferred coupon payment option when the Company does not distribute dividends	6.50%	–	493	–	500
Bonds issued by Michelin Luxembourg SCS					
- nominal value of EUR 500 million (2004: EUR 500 million) - issued in April 2002 and due in April 2012 - nominal interest rate of 6.5%	6.63%	–	497	–	500
Bonds issued by Michelin Luxembourg SCS					
- nominal value of EUR 470 million (2004: EUR 950 million) - issued in April 2002 and due in April 2009 - nominal interest rate of 6.125% - partially hedged through a EUR 220 million interest rate swap (2004: EUR 700 million) maturing in April 2009 (fair value hedge) (note 15)	6.24% (4.21%) [1]	–	482	–	950
Bonds issued by Compagnie Générale des Etablissements Michelin					
- nominal value of EUR 305 million (2004: EUR 305 million) - issued in February 1996 and due in February 2006 - nominal interest rate of 6.7%	6.84%	305	–	–	305
Weighted average effective interest rate and total carrying amounts	**6.52% (5.84%) [1]**	**305**	**1,472**	**–**	**2,255**

(1) After hedging.

Loans from financial institutions and other

Loans from financial institutions and other include essentially amounts drawn on credit lines, borrowings secured by trade receivables as mentioned in Note 19 and liabilities from purchased minority shares.

Loans from financial institutions and other have at 31 December 2005 the characteristics mentioned in the table below.

(in EUR million)	EUR	USD	CAD	CNY	RUB	THB	Other	Total
Loans from financial institutions and other	1,076	432	129	124	83	186	138	2,168
- of which at fixed rates	32	–	–	–	–	141	–	173
- of which at variable rates	1,044	432	129	124	83	45	138	1,995
Weighted average effective interest rate	3.14%	4.98%	2.90%	5.11%	6.11%	3.42%	6.12%	4.13%

Bank overdrafts

Bank overdrafts have at 31 December 2005 the characteristics mentioned in the table below.

(in EUR million)	EUR	PLN	DZD	HUF	BRL	USD	Other	Total
	158	102	41	40	31	15	81	468
Weighted average effective interest rate	2.44%	5.42%	6.02%	7.44%	19.73%	3.31%	7.17%	4.70%

25 • Employee benefits

According to laws and regulations applicable in each country, the Group contributes to post-retirement benefit, insurance, healthcare plans and retirement bonuses, of which the amount of the benefits paid varies based on a number of factors including seniority, salary and contributions to general insurance schemes.

Such plans can be either defined benefit plans or defined contribution plans.

In the case of defined benefit plans, Group commitments are measured using the Projected Credit Unit method.

In the case of defined contribution plans, the liabilities correspond to the contributions due.

25•1 Defined Benefit Plans

In addition to mandatory social insurance plans, the Group has introduced a number of fully or partly funded retirement plans as well as retiree medical care plans.

Summary of the financial situation of the main defined benefit plans as at 31 December 2005:

(In EUR million)	Defined benefit pension plans	Other defined benefit plans (including healthcare)	Total 2005	Total 2004
Projected benefit obligations	5,931	–	5,931	4,871
Fair value of plan assets	(4,791)	–	(4,791)	(3,965)
Funded status	**1,140**	–	**1,140**	**906**
Unfunded projected benefit obligations	559	1,933	2,492	2,521
Past service cost not yet recognized	2	254	256	118
Unrecognized actuarial gain and loss	(662)	(212)	(874)	(388)
Defined benefit net liabilities	**1,039**	**1,975**	**3,014**	**3,157**
Amounts recognized in the balance sheet:				
Prepaid benefit cost (note 14)			(35)	(13)
Accrued benefit cost			3,049	3,170
Net liabilities			**3,014**	**3,157**

Unrecognized actuarial gains and losses (corresponding to changes in the present value of the projected defined benefit obligations or the fair value of defined benefit plan assets) arise primarily from:

• changes in long-term actuarial assumptions such as inflation rate, discount rate, future salary levels, and mortality tables,

• and differences between actuarial assumptions and actual experience.

Past service not yet recognized corresponds to the value of rights not yet vested by employees at the time of changing the benefit rights granted.

At 31 December 2005 unrecognized actuarial losses amounted to EUR 874 million (2004: EUR 388 million) and past service cost of non vested benefits amounted to EUR 256 million (2004: EUR 118 million).

Movement of defined benefit net liabilities recognized in the balance sheet.

(EUR million)	Defined benefit pension plans	Other defined benefit plans (including healthcare)	2005 Total	2004 Total
At 1 January	**1,120**	**2,037**	**3,157**	**3,379**
Exchange differences	31	196	227	(113)
Expenses recognised in the income statement (recurring items)	102	147	249	274
Contributions paid to the funds	(154)	–	(154)	(219)
Benefits directly paid to the beneficiaries	(20)	(140)	(160)	(164)
Plan changes recognised in the income statement (non recurring items)	–	(256)	(256)	–
Changes in the scope of consolidation	(40)	(9)	(49)	–
At 31 December	**1,039**	**1,975**	**3,014**	**3,157**

In 2005, the net amount recognized in the consolidated income statement is an income of EUR 7 million (2004: a charge of EUR 274 million), breaking down as follows:

Net amount recorded in the consolidated income statement (EUR million)	Defined benefit pension plans	Other defined benefit plans (including medical care plans)	Year ended 31 December 2005	Year ended 31 December 2004
Cost of service rendered during the year	109	59	168	156
Interest cost	311	106	417	419
Expected return on plan assets	(320)	–	(320)	(292)
Amortization of actuarial gain/loss during the year	2	3	5	–
Past service cost recognized during the year	1	(275)	(274)	(11)
Effect of reductions or liquidations of benefit plans	(1)	(2)	(3)	2
Total recorded in the income statement	**102**	**(109)**	**(7)**	**274**

The net income of EUR 7 million recognized in the consolidated income statement has been shared among recurring expenses for EUR 249 million and non recurring income for EUR 256 million (see Note 8).

Annual charges are determined by independent actuaries at the beginning of each financial year based on the following factors:

• charge corresponding to acquisition of an additional year of rights ("Cost of services rendered during the year"),

• charge corresponding to annual discount ("Interest cost"),

• income corresponding to estimated return on assets ("Expected return on plan assets"),

• income or charge from annual amortization of actuarial gain or loss ("Amortization of actuarial gain/loss during the year"),

• gain/loss resulting from changes in benefits plan ("Past service cost recognized during the year"),

• gain/loss resulting from any reduction or liquidation of plans (curtailments and settlements).

25•1•1 Pension plans

The Group offers its employees different retirement plans that vary according to applicable laws and regulations in each country and in accordance with the respective collective bargaining agreements relevant to each subsidiary.

Such benefits are provided under defined benefit plans or defined contribution plans.

Under defined benefit plans, the Group guarantees the future level of benefits as provided by the plan regulations. The valuation of such defined benefit plans is carried out by independent actuaries using actuarial techniques.

Defined retirement benefit plans can be funded through payments to external funds specialized in the management of the contributions paid to them. In the case of unfunded plans such as German pension plans, a provision is made in the Group's balance sheet.

Defined post-retirement benefit plans are mainly found in the United States of America, Canada and the United Kingdom. The future benefits paid by the above plans are generally based on seniority and average end-of-career salaries. Since 2004, Group defined pension benefits paid to the employees of its North American and UK subsidiaries are gradually being phased out in favor of defined contribution pension plans for newly hired employees.

Under defined contribution plans, the Group's obligation is limited to the payment of established contributions. This does not guaranty the future level of benefits paid. Annual charges correspond to the contributions due in one fiscal year.

Currently, Group defined contribution plans mainly relate to the 401 K plans in the United States of America and the RRSP plan in Canada.

Change in the financial situation of defined benefit pension plans is as follows:

(EUR million)	31 December 2005				31 December 2004			
	North America	Europe	Other	Total	North America	Europe	Other	Total
Present value of the obligation at the beginning of the year	2,491	2,903	29	5,423	2,485	2,502	26	5,013
Exchange differences	391	56	3	450	(158)	(3)	–	(161)
Changes in the scope of consolidation	–	(43)	–	(43)	–	–	–	–
Current service cost	59	52	1	112	53	45	1	99
Interest cost	169	149	2	320	147	136	1	284
Plan reorganization costs generated during the year:								
- Immediately recognized in the income statement	–	–	–	–	2	2	–	4
- Unrecognized costs	–	–	–	–	–	–	–	–
Benefits paid	(185)	(127)	–	(312)	(132)	(107)	–	(239)
Other items	(2)	–	2	–	3	(1)	–	2
Unrecognized actuarial (gain)/loss generated during the year	302	240	(2)	540	91	329	1	421
Present value of the obligation at the end of the year	**3,225**	**3,230**	**35**	**6,490**	**2,491**	**2,903**	**29**	**5,423**
Fair value of plan assets at the beginning of the year	2,307	1,650	8	3,965	2,225	1,530	7	3,762
Exchange differences	363	41	1	405	(138)	(2)	–	(140)
Expected return on plan assets	219	112	1	332	173	101	1	275
Contributions paid to the plans	35	126	1	162	144	68	–	212
Administration costs	–	(4)	–	(4)	–	(4)	–	(4)
Benefits paid	(185)	(110)	–	(295)	(131)	(88)	–	(219)
Other items	–	–	–	–	–	–	–	–
Unrecognized actuarial gain/(loss) generated during the year	70	156	–	226	34	45	–	79
Fair value of plan assets at the end of the year	**2,809**	**1,971**	**11**	**4,791**	**2,307**	**1,650**	**8**	**3,965**
Deficit/(surplus) at the end of the year	416	1,259	24	1,699	184	1,253	21	1,458
Deferred items at the beginning of the year	54	284	–	338	(2)	–	–	(2)
Exchange differences	8	4	–	12	–	–	–	–
Changes in scope of consolidation	–	(3)	–	(3)	–	–	–	–
Amortization of actuarial gain/loss during the year	–	(2)	–	(2)	–	–	–	–
Amortization of plan reorganization costs during the year	–	–	–	–	–	–	–	–
Unrecognized actuarial gain/loss generated during the year	230	85	(1)	314	57	284	–	341
Unrecognized plan reorganization costs generated during the year	1	–	–	1	(1)	–	–	(1)
Deferred items at the end of the year	**293**	**368**	**(1)**	**660**	**54**	**284**	**–**	**338**
Net liability/(asset) recognized in the balance sheet at the end of the year	**123**	**891**	**25**	**1,039**	**130**	**969**	**21**	**1,120**

In 2005, the increase of the present value of the defined benefit pension plans obligation amounts to EUR 1,067 million. The major items being the cause of this variation are the following:

- the effect of the exchange rates between EUR and USD, GBP and CAD: EUR 450 million
- the actuarial losses due to the change in actuarial assumptions and to the difference between assumptions and actual experience: EUR 540 million
- the difference between the cost (service cost and interest cost) and the benefits paid during the year: EUR 120 million
- the changes in the scope of consolidation: EUR (43) million

The fair value of plan assets amounts to EUR 4,791 million at 31 December 2005, showing an increase of EUR 826 million compared to 31 December 2004. The major items being the cause of this variation are the following:

- the effect of the exchange rates between EUR and USD, GBP and CAD: EUR 405 million
- the difference between the contributions paid to the funds and the benefits paid by the funds: EUR (137) million
- the expected return on plan assets: EUR 332 million
- the actuarial gain due to the difference between the expected and actual return on plan assets: EUR 226 million

The principal actuarial weighted average assumptions used to measure the obligations for pension plans were as follows:

	2005			2004		
	North America	Europe	Other	North America	Europe	Other
Discount rate	5.45%	4.63%	11.30%	5.86%	5.13%	9.20%
Rate of salary increases[1]	3.00%	3.15%	7.63%	3.06%	3.23%	6.60%
Average remaining service lives	12.2 years	14.5 years	13.8 years	12.8 years	14.6 years	14.2 years
Expected return on plan assets	8.36%	6.31%	11.30%	8.37%	6.51%	9.20%

(1) Including all assumptions relating to career development, promotions, seniority and other, over the employee's entire service life.

Group obligations are regularly calculated by independent actuaries using the Projected Unit Credit Method with end of career salary.

The assumptions used are determined each year by the management based on propositions from the actuaries.

The discount rates used to calculate the current value of obligations are based on Government or high-quality corporate bonds having a term consistent with the obligations at the calculation date.

The main assumptions (pay increases, retirement age, employee turnover, mortality, invalidity) reflect the demographic and economic situation of the countries and subsidiaries in which the plans are in force.

The expected return on plan assets is determined for each portfolio at the measurement date taking into account market conditions, portfolio composition as well as long-term returns of each class and sub-class.

Net income and charges recognized in the income statement are as follows:

	North America	Europe	Other	Total 2005	North America	Europe	Other	Total 2004
Cost of service rendered during the year	56	50	3	109	58	45	2	105
Interest cost	160	150	1	311	158	140	1	299
Expected return on plan assets	(207)	(113)	–	(320)	(187)	(104)	(1)	(292)
Amortization of actuarial gain/loss during the year	–	2	–	2	–	–	–	–
Past service cost recognized during the year	1	–	–	1	2	–	–	2
Effect of reductions or liquidations of benefit plans	–	(1)	–	(1)	–	2	–	2
Total defined benefit pension expenses	**10**	**88**	**4**	**102**	**31**	**83**	**2**	**116**
Actual return on plan assets	**289**	**267**	**1**	**557**	**208**	**146**	**1**	**355**

The asset allocation of fully and partly funded significant pension plans to is as follows:

	31 December 2005				31 December 2004			
	Canada	USA	UK	Other	Canada	USA	UK	Other
Equities	65%	44%	61%	12%	67%	44%	61%	10%
Alternative investments [1]	0%	17%	0%	0%	0%	16%	0%	0%
Real Estate	0%	6%	0%	1%	0%	5%	0%	1%
Total fixed income and cash	35%	33%	39%	87%	33%	35%	39%	89%
Total	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**

(1) Hedge funds and private equity.

Note that in so far as local law gives the Group some room for maneuver in weighting on investment fund policy, the Group refrains altogether from placing any Group security in the managed funds. With reference to general funds invested with insurance companies as well as other alternative investments, the Group is not in possession of all information on the underlying assets. The Group has no significant amount invested in its own securities.

To our best knowledge Michelin was not occupying nor using any of the real estate assets included in the various portfolios.

Each plan's asset allocation is decided periodically by an independent body acting as fiduciary (Investment Board, Board of Trustees) based on recommendations by independent actuaries in consultation with banks or investment management firms. The asset allocation takes into account the structure of social liabilities and their term.

As at 31 December 2005 Group contributions and payments paid to pension plans are as follows:

(in EUR million)	North America	Europe	Other	Total
Contributions paid/payments made				
2005	34	136	4	174
Estimates of contributions expected to be paid and payments to be made				
2006	69	92	1	162
2007	69	96	1	166
2008	69	99	1	169
2009	69	103	1	173
2010	69	104	2	175

The Group makes contributions to fully and partly funded plans in order to meet its future benefit payment obligations to the beneficiaries. The level of contributions is periodically determined by the Group based on factors such as current funding levels, legal and tax considerations and local practice, in consultation, as the case may be, with local boards and actuaries.

In the case of unfunded plans, the payments are made on the due dates, either directly to the beneficiaries or indirectly to the relevant management bodies.

The estimates of the future payments for the not financed plans were carried out on the basis of element included in the calculation of the DBO (Defined Benefits Obligation) based on the starting dates envisaged each year, just like for the constitutive funds for the partially funded plans paid to insurance companies. For the financed plans to date the Group has no lawful constraints of contributions except in Canada as well as a revisable schedule of contribution (still valid for three years) with UK pension fund. As for the other plans, the Group made an estimate of the average contributions to be made over the next years. For all the plans the amounts are flexible according to the evolution of the economic conditions and opportunities which the Group can seize while advancing or deferring contributions.

25•1•2 Other Defined Benefit Plans

In many countries, Group employees receive other post-retirement benefits and long-term benefits throughout their term of employment. The "other post-retirement benefits" mainly include healthcare insurance and retirement bonuses. The "other defined benefit plans" are mainly found in the United States of America, Canada and France. "Other long-term benefits" also include deferred compensations that are mandatory in the countries where the Group operates or provided for under local company-specific agreements. Such defined benefit plans generally relate to Group European companies and are based on seniority.

As in the case of the above-described defined benefit plans, "other defined benefit plans" are valuated by independent actuaries using actuarial techniques. The obligations under these plans are not covered by assets but are fully provisioned in the Group's balance sheet.

Changes in the financial situation of "other defined benefit plans" are as follows:

(EUR million)	31 December 2005				31 December 2004			
	North America	Europe	Other	Total	North America	Europe	Other	Total
Present value of the obligation at the beginning of the year	1,256	695	18	1,969	1,328	648	15	1,991
Exchange differences	191	–	1	192	(96)	–	–	(96)
Changes in scope of consolidation	–	(12)	–	(12)	–	–	–	–
Current service cost	24	34	1	59	20	31	1	52
Interest costs	75	33	2	110	76	36	1	113
Plan reorganization costs generated during the year:								
- Immediately recognized in the income statement	(274)	1	–	(273)	–	–	–	–
- Unrecognized costs	(139)	–	–	(139)	–	–	–	–
Benefits paid	(85)	(52)	(2)	(139)	(86)	(53)	(1)	(140)
Other items	(1)	–	–	(1)	3	(3)	1	1
Unrecognized actuarial (gain)/loss generated during the year	125	44	(2)	167	11	36	1	48
Present value of the obligation at the end of the year	**1,172**	**743**	**18**	**1,933**	**1,256**	**695**	**18**	**1,969**
Fair value of plan assets at the beginning of the year	–	–	–	–	–	–	–	–
Exchange differences	–	–	–	–	–	–	–	–
Expected return on plan assets	–	–	–	–	–	–	–	–
Contributions paid to the plans	–	–	–	–	–	–	–	–
Administration costs	–	–	–	–	–	–	–	–
Benefits paid	–	–	–	–	–	–	–	–
Other items	–	–	–	–	–	–	–	–
Unrecognized actuarial gain/(loss) generated during the year	–	–	–	–	–	–	–	–
Fair value of plan assets at the end of the year	–	–	–	–	–	–	–	–
Deficit/(surplus) at the end of the year	1,172	743	18	1,933	1,256	695	18	1,969
Deferred items at the beginning of the year	(99)	30	1	(68)	(131)	(7)	–	(138)
Exchange differences	(28)	–	–	(28)	10	–	–	10
Changes in scope of consolidation	–	(1)	–	(1)	–	–	–	–
Amortization of actuarial gain/loss during the year	(1)	(2)	–	(3)	–	–	–	–
Amortization of plan reorganization costs during the year	16	1	–	17	11	1	–	12
Unrecognized actuarial gain/loss generated during the year	125	44	(2)	167	11	36	1	48
Unrecognized plan reorganization costs generated during the year	(126)	–	–	(126)	–	–	–	–
Deferred items at the end of the year	**(113)**	**72**	**(1)**	**(42)**	**(99)**	**30**	**1**	**(68)**
Net liability/(asset) recognized in the balance sheet at the end of the year	**1,285**	**671**	**19**	**1,975**	**1,355**	**665**	**17**	**2,037**

In 2005, the decrease of the present value of the other defined benefit plans amounts to EUR 36 million. The major items being the cause of this variation are the following:

- the effect of the exchange rates between EUR and USD, GBP and CAD: EUR 192 million
- the plan changes immediately recognized (included EUR (256) million due to the introduction of Part D prescription drug coverage – see note 8): EUR (273) million
- the plan changes not yet recognized (included EUR (132) million due to the introduction of Part D prescription drug coverage – see note 8): EUR (139) million
- the difference between the cost (service cost and interest cost) and the benefits paid during the year: EUR 29 million
- the changes in the scope of consolidation: EUR (12) million
- the actuarial losses due to the change in actuarial assumptions and to the difference between assumptions and actual experience: EUR 167 million

The principal actuarial weighted average assumptions used to measure the obligations for other defined benefit plans were as follows:

	2005			2004		
	North America	Europe	Other	North America	Europe	Other
Discount rate	5.46%	3.96%	9.90%	5.83%	4.76%	10.89%
Average remaining service lives	14.7 years	11.1 years	18.3 years	14.5 years	11.6 years	18.5 years

Future assumptions concerning healthcare cost trends are as follows:

	2005		2004	
	USA	Canada	USA	Canada
Expected growth of healthcare costs within one year	9.03%	8.90%	10.00%	10.10%
Minimum long-term growth of healthcare costs	4.75%	5.00%	5.00%	4.50%
Year in which the lowest growth rate will be achieved	2015	2010	2009	2012

The discount rates used to calculate the current value of obligations are based on Government or high-quality corporate bonds having a term consistent with the obligations at the calculation date.

The main assumptions (healthcare cost increase trends, retirement age, employee turnover, mortality, invalidity) reflect the demographic and economic situation of the countries and subsidiaries in which the plans are in force.

Net income and charges recognized in the income statement are as follows:

	North America	Europe	Other	Total 2005	North America	Europe	Other	Total 2004
Cost of service rendered during the year	23	35	1	59	22	28	1	51
Interest cost	71	33	2	106	83	36	1	120
Expected return on plan assets	–	–	–	–	–	–	–	–
Amortization of actuarial gain/loss during the year	1	2	–	3	–	–	–	–
Past service cost recognized during the year	(277)[(1)]	2	–	(275)	(12)	(1)	–	(13)
Effect of reductions or liquidations of benefit plans	–	(2)	–	(2)	–	–	–	–
Total other defined benefit expenses	**(182)**	**70**	**3**	**(109)**	**93**	**63**	**2**	**158**

(1) Of which EUR 256 million due to the introduction of Part D prescription drug coverage.

A one-percentage-point change in the expected healthcare cost trend compared to those used for 2005 would have the following effects:


SENSITIVITY ANALYSIS
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
9.5%
+1.0%
-1.0%
-8.0%
One-percentage-point variation
Effect on the aggregate of Current Service Cost and Interest Cost
SENSITIVITY ANALYSIS
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
6.7%
+1.0%
-1.0%
-5.7%
One-percentage-point variation
Effect on the accumulated obligation (PBO)

Group payments to 31 December 2005 under the other defined plans are as follows:

(in EUR million)	North America	Europe	Other	Total
Payments made				
2005	83	54	3	140
Estimates of payments expected to be made				
2006	67	41	2	110
2007	69	50	–	119
2008	70	57	1	128
2009	71	62	2	135
2010	73	73	2	148

Such payments are made on the due dates, either directly to the beneficiaries or indirectly to the relevant management bodies.

25•2 Defined contribution plans

In some Group companies, employees are covered by defined contribution plans. Such plans chiefly deliver benefits in addition to those of mandatory post-retirement plans. These are mainly found in the United States of America, Canada and the United Kingdom.

In 2005, the contributions paid to such defined contribution plans and charged to the consolidated income statement amount to EUR 48 million (2004: EUR 34 million).

26 • Share option plans

Changes in the number of current options granted under share option plans and their average exercise price are as follows:

	2005		2004	
	Average exercise price (in euro per share)	Options (number)	Average exercise price (in euro per share)	Options (number)
At 1 January	40.12	1,472,300	39.67	1,172,400
Granted	48.00	1,131,850	41.88	309,000
Forfeited	39.09	(17,700)	41.87	(9,100)
Exercised [1]	44.00	(600)	–	–
Expired	–	–	–	–
At 31 December	43.57	2,585,850	40.12	1,472,300

(1) Special case of early exercise under plan regulation.

None (2004: none) of the 2,585,850 outstanding options on 31 December 2005 are exercisable.

The assumptions on which the valuation of the share options granted in 2005 are as follows:

	Plan May 2005	Plan November 2005
Grant date	23 May	7 November
Spot rate (in euro per option)	48.00	47.12
Exercise price (in euro per option)	48.00	48.00
Volatility	34.79%	33.08%
Risk free interest rate	3.03%	3.33%
Market value of the option at grant date (in euro per option)	15.55	13.98

Share purchase option plans have the following exercise price and expiry dates:

Grant dates	Vesting dates	Expiry dates	Exercise price (in euro per option)	Options (number)	
				31 December 2005	31 December 2004
May 2002	May 2006	May 2011	44.00	694,300	700,300
May 2003	May 2007	May 2012	32.25	238,800	240,000
November 2003	November 2007	November 2012	34.00	217,100	224,200
May 2004	May 2008	May 2013	40.00	179,900	179,900
July 2004	July 2008	July 2013	44.50	125,100	127,900
May 2005	May 2009	May 2014	48.00	218,500	–
November 2005	November 2009	November 2014	48.00	912,150	–
Total outstanding share options				2,585,850	1,472,300

27 • Provisions and other non-current liabilities

The carrying amount of the provisions and other long-term liabilities is detailed in the table below:

(in EUR million)	31 December 2005	31 December 2004
Non-current liabilities:		
Deferred income - Government grants	134	110
Debts towards employees and social security authorities	133	120
Provisions:		
Restructuring provisions	286	318
Litigations provisions	32	48
Other provisions	216	189
Total provisions and other non current liabilities	**801**	**785**

Movements of provisions during the year:

(in EUR million)	Restructuring	Litigation	Others provisions
At 1 January	**318**	**48**	**189**
Additional provisions	72	24	83
Utilized during the year	(103)	(34)	(46)
Unused amounts reversed	–	–	(1)
Currency translation effects	2	4	7
Change in scope of consolidation	(3)	(1)	(3)
Other effects	–	(9)	(13)
At 31 December	**286**	**32**	**216**

The increase of the restructuring provisions mainly comes from the EUR 50 million of non-recurrent items detailed in Note 8.

28 • Other current payables

The carrying amount of the other current liabilities is detailed in the table below:

(in EUR million)	31 December 2005	31 December 2004
Customers – Deferred rebates	543	499
Employee benefits	324	374
Social security liabilities	295	315
Restructuring liabilities	87	105
Current income tax to pay	152	144
Other taxes	163	153
Others	338	382
Total other current payables	**1,902**	**1,972**

29 • Details of the cash flow statement

Details of the cash flow statement are presented in the table below:

(in EUR million)	Year ended 31 December 2005	Year ended 31 December 2004
Non-cash other income and expenses		
Result on disposal of non-financial assets	(6)	39
Other	(16)	(14)
Net finance costs paid		
Interests paid and other financial expenses	(321)	(388)
Interests received and other financial income	31	154
Dividends received	6	10
Change in value of working capital, net of impairment		
Change in inventory	(203)	(173)
Change in trade receivables	(171)	(25)
Change in trade payables	60	64
Change in other receivables and payables	(112)	138
Purchase of intangible assets and PP&E		
Purchase of intangible assets	(69)	(52)
Purchase of PP&E	(1,267)	(1,055)
Investment grants received	5	26
Change in capital expenditures and working capital	39	36
Change in value of other current and non-current financial assets		
Increase of other non-current financial assets	(50)	(44)
Decrease of other non-current financial assets	61	48
Net change of the other current financial assets	101	(49)
Change in value of current and non-current financial liabilities		
Increase of non-current financial liabilities	106	266
Decrease of non-current financial liabilities	(783)	(343)
Finance lease debt repayments	(119)	(72)
Net increase / (decrease) of current financial liabilities	(42)	(19)
Derivatives	99	(17)

Detail of the non cash transactions:		
• Financial lease	1	23
• Non-controlling interest purchase commitments	151	-

30 • Commitments and contingencies

"Wheel" Guarantee: As part of the disposal of its activity "Wheels" to the German group "Mefro" on 12 May 2005, the Group was led - as a requirement for the realization of the transaction - to grant a guarantee to this group, exercisable until 12 May 2007, with a maximum amount of EUR 50 million as regards to product liability and of EUR 5 million for all the other matters covered by the guarantee.

Other commitments: the Group has various purchase commitments for materials and services as well as for the acquisition of equipments. These commitments primarily concern the purchases in 2006, are established under normal market conditions and occur in the course of ordinary activities of the Group.

Canadian pension litigation: in June 2005, a group of Michelin pension fund beneficiaries in Canada started legal action against the Canadian subsidiary of the Group, aimed at forcing the latter to pay a sum of 350 million Canadian dollars to said fund. Michelin Canada believes that the Company is entitled to reduce, or not make some of its annual contributions, due to excess capital generated by the management of the defined contribution plan, up to the above-mentioned amount.

At this stage in the proceedings and on account of its prospective success in this dispute, the Group deems it unnecessary to make a provision in this respect.

Other contingencies: in the course of their ordinary activities, the group companies may be involved in administration proceedings, litigations and claims. Although provisions have been recognized when the risks are established and the cash outflows probable, it exists uncertainties on some of administration proceedings, litigation and claims. In the opinion of the Group management, the outcome of these actions will not have material impact on the Group's financial situation or cash flow.

31 • Acquisition and divestments of businesses

There is no significant impact of acquisitions and divestments of businesses on the various components of the Group balance sheet for 2005 and 2004.

32 • Related party transactions

Subsidiary and associated companies

A list of the major Group subsidiaries and associates is included in Note 35.

Transactions between the parent company and its subsidiaries and between subsidiaries are eliminated on consolidation.

Transactions and balances between the Group and its associates are detailed in the table below.

(in EUR million)	2005	2004
Income statement		
Income from the sale of goods or supply of services	2	2
Interest income	–	–
Expenses for the purchase of goods or supply of services	(6)	–
Balance sheet		
Balances receivable	–	–
Loans receivable	15	10
Balances payable	(1)	–

Corporate Management and Audit

The Managing Partners received in 2005, in connection with financial year 2004, an aggregate amount of EUR 6.1 million, proportional to and dependent upon Company profits (2004 in connection with 2003: EUR 4.7 million).

The benefits costs related to the members of the Group Executive Council in 2005 were EUR 5.1 million (2004: EUR 4.6 million).

The following fees were paid in 2005 to the Supervisory Board Members: EUR 0.1 million (2004: EUR 0.1 million).

33 • Events after the balance sheet date

BFGoodrich Tire Manufacturing, a business of Michelin North America (Canada) Inc., announced on 2 February 2006 that it will close its facility located in Kitchener, Ontario. Manufacturing operations will continue until 22 July 2006. The company will shift production to other BFGoodrich Tire Manufacturing facilities in North America.

A restructuring provision will be recorded in the first half 2006 results for the direct costs that are expected as a result of the closure. The impact on the Group's results before tax is expected to be in the range of EUR 160 million. This amount will be finalized once the specific provisions of the closure costs are determined.

34 • Impact of transition to IFRS

34•1 General

Group consolidated financial statements for the year ended 31 December 2005 were prepared in line with the accounting policies set forth in Note 2 and in particular the provisions of IFRS 1 that apply to first-time adopters of the IASB referential.

The impact of adoption of these standards was charged to retained earnings at the transition date, ie 1 January 2004 (date of the opening balance sheet for comparison purposes).

In accordance with the rules set forth by IASB, the Group used the option to postpone the application of IAS 32 and 39 related to financial instruments as at 1 January 2005. As a consequence, in 2004, financial instruments have been measured and presented according to the accounting principles used by the Group for this period.

The impact on measurement and presentation of adoption of IFRS on Group 2004 consolidated financial statements (income statement, balance sheet, Shareholder's equity and cash flows) were published on March 15, 2005. This information is available in:

- the 2004 annual report,
- the Reference Document filed on June 13, 2005 with Autorité des Marchés Financiers,
- a specific publication available from the Shareholder relations department,
- the Group corporate website.

34•2 Impact of the implementation of IAS 32 and IAS 39

34•2•1 Impact on equity

	EUR million
Equity as at 31 December 2004	**3,546**
Gross adjustments	
- Remeasurement of available-for-sale investments	138
- Remeasurement of derivative instruments	(16)
- Other	1
Deferred tax	(22)
Equity as at 1 January 2005	**3,647**

Remeasurement of available-for-sale investments

These are unrealized gains on available-for-sale investments. These gains could not be accounted for in accordance with accounting principles used in 2004.

Remeasurement of derivative instruments

This net amount includes the fair value of interest rate derivative instruments that did not qualify for hedge accounting and that had not been measured at fair value in accordance with accounting principles used in 2004. Accrued interests accounted for in 2004 and included in fair values from January 1, 2005 have been eliminated.

Deferred tax

All these adjustments gave rise, as the case may be, to the calculation of deferred tax.

34•2•2 Impact on net debt

	EUR million
Net debt as at 31 December 2004	**3,293**
- Remeasurement at fair value	(20)
- Remeasurement at amortized cost	(21)
- Recognition of a collateralized borrowing	25
- Other impacts	15
Net Debt as at 1 January 2005	**3,292**

Remeasurement at fair value

Some hedged financial liabilities and interest rate derivative financial instruments were remeasured at fair value. These financial liabilities were previously measured at nominal value.

Remeasurement at amortized cost

Financial liabilities that were measured at nominal value in 2004 were remeasured at amortized cost using the effective interest rate.

Recognition of a collateralized loan

The sale of an ownership interest in the Canadian receivable portfolio does not meet the derecognition criteria and has therefore been accounted for as a collateralized borrowing (note 24).

34.3 2004 comparative information

The Group draws the attention of the readers to the facts that:

- the French GAAP financial statements are no longer produced in 2005,
- none of the 2004 French GAAP data (except those related to IAS 32 and IAS 39), appears in the comparatives to the IFRS financial statements.

Therefore, the usefulness of this note to understand the fluctuations presented in the 2005 IFRS financial statements is limited.

The purpose of this note is solely to meet the requirements of IFRS 1.

34.3.1 Reconciliation of the income statement at 31 December 2004 (according to IFRS presentation)

(in EUR million, except for share data)	Note	French GAAP	IFRS impact	IFRS
Sales		**15,048**	**-**	**15,048**
Operating income before non-recurring income and expenses	34.3.1.1	**1,165**	**138**	**1,303**
Non-recurring income and expenses	34.3.1.2	(108)	44	(64)
Operating income		**1,057**	**182**	**1,239**
Finance costs – net	34.3.1.3	(213)	(22)	(235)
Share of profit/(loss) from associates	34.3.1.4	(1)	(18)	(19)
Income before taxes		**843**	**142**	**985**
Income tax	34.3.1.5	(316)	(15)	(331)
Net income		**527**	**127**	**654**
* Attributable to Shareholders		515		645
* Attributable to non-controlling interests		12		9
Earnings per share (in euros)				
* Basic		3.59		4.46
* Diluted		3.59		4.46

34.3.1.1 Reconciliation of the operating income before non-recurring income and expenses

(in EUR million)	IFRS impact
Actuarial differences on benefits	
As the actuarial differences were charged to equity at 1.1.2004, the French GAAP amortization of these differences has been reversed	74
Goodwill amortization	
Goodwill is no longer amortized but subject to impairment test. The adjustment is equal to the French GAAP amortization.	35
Impairment of assets	15
The impact corresponds :	
- first, to the change in depreciation on the assets impaired under IFRS,	
- then, to the impairment made on the 2004 capital expenditures of the CGU on which impairment has been recognized at 1.1.2004.	
Restructuring	10
Some restructuring provisions are discounted due to staggered payments over several years.	
Unwinding discounting is moved from operating income to net finance costs.	
Finance lease contracts	5
Adjustment comes from the difference between the rent paid and the depreciation recognized on the leased assets.	
Share option schemes	(2)
The adjustment is equal to the portion of the benefit, measured at grant date, and spread over the periods on which the services are rendered.	
Other	1
Total	**138**

34.3.1.2 Reconciliation of the non-recurring income and expenses

(in EUR million)	IFRS impact
Disposal the Wheel activities	44
The adjustment is equal to the difference in the loss recognized for the expected disposal of the Wheel business due to the impairment recognized at IFRS transition date.	

34.3.1.3 Reconciliation of the finance costs -net

Reminder:

Pursuant to IASB provisions, the Group decided not to opt for an early adoption of IAS 39 on measurement of financial instruments. 31.12.2004 data are therefore comparable, except for the differences arising from the application of the following other standards:

(in EUR million)	IFRS impact
Finance lease contracts	(12)
The adjustment is equal to the financing interests included in the rents paid.	
Discounted provisions	(10)
Some restructuring provisions are discounted due to staggered payments over several years.	
Unwinding discounting is moved from operating income to net finance costs.	
Total	**(22)**

34.3.1.4 Reconciliation of the share of profit / (losses) from associates

(in EUR million)	IFRS impact
Adopting IFRS	
Adjustment of the amount of the investment due to the use of Group accounting policies.	(18)

34.3.1.5. Reconciliation of income tax

(in EUR million)	IFRS impact
Temporary differences	
The adjustment is the deferred tax consequences on most of the changes described above, and especially those related to benefits.	(15)

34.3.2 Reconciliation of equity

(in EUR million)	at 1 January 2004	at 31 December 2004
French GAAP equity (including net income and non-controlling interests)	4,404	4,677
Impact of IFRS transition	(1,332)	(1,131)
IFRS equity (including net income and non-controlling interests)	3,072	3,546

(in EUR million)		IFRS impact
Share of profit / (losses) from associates		
Adjustment of the amount of the investment is due to the use of Group accounting policies.	(12)	(18)
Benefits		
This amount comes from the use of the option specified in IFRS 1 to cancel all accumulated actuarial differences coming from defined benefits at transition date. At 31.12.2004, the value of the actuarial differences has been adjusted with the amortization that would have been applied should the option to allocate them in equity had not been retained.	(1,577)	(1,429)
Cash Generating Units (CGU) impairment		
Impairment is equal to the negative difference between the present value of the future cash flows of some businesses (including the Wheel activities) and the carrying amount of their assets. At 31.12.2004, the amount includes the impairment on new capital expenditures less the depreciation that would have been recognized in the absence of impairment.	(160)	(99)
Adjustment of previous impairments		
This amount is in direct connection with the work carried out to identify the Group CGU's within the impairment process, leading to irrelevance of some previous geographical criteria.	12	17
Finance lease contracts		
The adjustment is equal to the difference between the recalculated carrying amount and the present value of the future rent payments of tangible assets subject to lease contracts signed before 1.1.1999 and reassessed as finance lease.	(69)	(61)
Measurement of social liabilities		
This amount is linked to a consistent measurement of some social liabilities specially designed in some countries to facilitate the transition between employment and retirement.	(19)	(28)
Reversal of goodwill amortization		
Goodwill is no longer amortized but subject to impairment test. The adjustment is equal to the French GAAP amortization.	–	36
Deferred tax on equity adjustments	495	447
Each adjustment gave rise, if needed to a deferred tax measurement. The most significant relates to: - benefits for EUR 378 million, - impairment for EUR 43 million, - finance lease contracts for EUR 26 million.		
Other	(2)	4
Total	**(1,332)**	**(1,131)**

34.3.3. Reconciliation of the cash flow statement for year ended 31 December 2004

(in EUR million)	IFRS (weighted average rate)	French GAAP (closing rate)
Net income	654	527
Cash flow from operating activities	1,322	1,337
Cash flow from investing activities	(1,056)	(1,110)
Cash flow from financing activities	(355)	(340)
Other impacts	(11)	(5)
Increase / (decrease of cash and cash équivalents	**(100)**	**(118)**
Cash and cash equivalents as at 1 January	1,755	1,773
Cash and cash equivalents as at 31 December	1,655	1,655

35 • List of main Group companies

Countries within the Michelin geographical zones are listed according to the alphabetical order of the French names.

35•1 Fully-consolidated companies

Companies	Registered office	Nature	% of interest
EUROPE			
Germany			
Laurent Reifen GmbH	Oranienburg	Manufacturing & commercial	100.00
Michelin Reifenwerke KGaA	Karlsruhe	Manufacturing & commercial	100.00
EUROMASTER Holding GmbH	Kaiserslautern	Commercial	99.98
ViaMichelin Deutschland GmbH	Griesheim	Commercial	100.00
Austria			
Michelin Reifenverkaufsgesellschaft m.b.H.	Vienna	Commercial	100.00
Belgium			
Michelin Belux S.A.	Zellik	Commercial	100.00
Publicité Internationale Intermedia S.A.	Brussels	Miscellaneous	99.96
Société pour le Traitement de l'Information TRINFOVER	Zellik	Miscellaneous	100.00
Denmark			
Michelin Gummi Compagni A/S	Brøndby	Commercial	100.00
Scanrub Holding A/S	Viborg	Commercial	99.94
Spain			
Michelin España Portugal, S.A.	Tres Cantos	Manufacturing & commercial	99.80
ViaMichelin España, S.L.	Tres Cantos	Commercial	100.00
Albar Recuperaciones y Reciclajes, S.L.	Tres Cantos	Miscellaneous	99.80
Estonia			
Michelin Rehvide AS	Tallinn	Commercial	100.00
Finland			
Oy Suomen Michelin Ab	Espoo	Commercial	100.00
France			
Compagnie Générale des Etablissements Michelin	Clermont-Ferrand	Parent	–
Manufacture Française des Pneumatiques Michelin	Clermont-Ferrand	Manufacturing & commercial	100.00
Pneu Laurent	Avallon	Manufacturing & commercial	100.00
Pneumatiques Kléber	Toul	Manufacturing & commercial	100.00
Simorep et Cie - Société du Caoutchouc Synthétique Michelin	Bassens	Manufacturing	100.00
Société de Développement Mécanique	Wattignies	Manufacturing	100.00
S.O.D.G.	Clermont-Ferrand	Manufacturing	100.00

Companies	Registered office	Nature	% of interest
Euromaster France	Montbonnot Saint Martin	Commercial	98.36
Michelin Aircraft Tyre	Clermont-Ferrand	Commercial	100.00
Recamic Services	Clermont-Ferrand	Commercial	100.00
Société d'Exportation Michelin	Clermont-Ferrand	Commercial	100.00
Transityre France	Clermont-Ferrand	Commercial	100.00
ViaMichelin	Boulogne-Billancourt	Commercial	100.00
Michelin Développement	Clermont-Ferrand	Financial	100.00
Michelin Middle East	Clermont-Ferrand	Financial	100.00
Participation et Développement Industriels – PARDEVI	Clermont-Ferrand	Financial	100.00
Société des Procédés Industriels Modernes	Clermont-Ferrand	Financial	100.00
Spika	Clermont-Ferrand	Financial	100.00
Société Civile Immobilière Michelin	Clermont-Ferrand	Miscellaneous	100.00
Société Civile Immobilière Michelin Breteuil	Paris	Miscellaneous	100.00
Société de Technologie Michelin	Clermont-Ferrand	Miscellaneous	100.00
Greece			
Elastika Michelin A.E.	Halandri	Commercial	100.00
Hungary			
Michelin Hungaria Tyre Manufacture Ltd.	Nyiregyháza	Manufacturing & commercial	100.00
Michelin Central Europe Commercial Company Limited by Shares	Budapest	Commercial	99.98
Taurus Carbonpack Commercial and Supplying Ltd.	Tuzsér	Commercial	100.00
Ireland			
Oboken Limited	Dublin	Financial	100.00
Mireis Limited	Dublin	Miscellaneous	100.00
Miripro Insurance Company Limited	Dublin	Miscellaneous	100.00
Italy			
Società per Azioni Michelin Italiana	Turin	Manufacturing & commercial	100.00
ViaMichelin Italia S.r.l.	Milan	Commercial	100.00
Latvia			
Michelin Riepas SIA	Riga	Commercial	100.00
Lithuania			
UAB Michelin Padangos	Vilnius	Commercial	100.00
Luxembourg			
Michelin Luxembourg SCS	Luxembourg	Financial	100.00
Norway			
Norsk Michelin Gummi AS	Lørenskog	Commercial	100.00
The Netherlands			
Eurodrive Services and Distribution N.V.	Amsterdam	Commercial	99.94
Michelin Nederland N.V.	Drunen	Commercial	100.00
Transityre B.V.	Breda	Commercial	100.00
Michelin Finance (Pays-Bas) B.V.	Amsterdam	Financial	100.00
Michelin Holding (Pays-Bas) B.V.	Amsterdam	Financial	100.00
Fitlog B.V.	's-Hertogenbosch	Miscellaneous	100.00
Poland			
Michelin Polska S.A.	Olsztyn	Manufacturing & commercial	100.00
Portugal			
Michelin-Companhia Luso-Pneu, Limitada	Lisbon	Commercial	100.00
Serbia and Montenegro			
TIGAR MH doo, Pirot	Pirot	Manufacturing & commercial	100.00
Slovak Republic			
Michelin Slovensko, s.r.o.	Bratislava	Commercial	100.00
Czech Republic			
Michelin Ceská republika s.r.o.	Prague	Commercial	100.00

Companies	Registered office	Nature	% of interest
Romania			
Silvania S.A.	Zalau	Manufacturing & commercial	99.94
Victoria S.A.	Floresti	Manufacturing & commercial	99.21
Michelin RomRetreading S.R.L.	Bucharest	Manufacturing	100.00
Michelin Romsteel Cord S.A.	Zalau	Manufacturing	100.00
Michelin Romania S.A.	Bucharest	Commercial	100.00
United Kingdom			
Michelin Tyre Public Limited Company	England and Wales	Manufacturing & commercial	100.00
Associated Tyre Specialists Limited	England and Wales	Commercial	99.94
Michelin Lifestyle Limited	England and Wales	Commercial	100.00
ViaMichelin UK Limited	England and Wales	Commercial	100.00
Michelin Europe (EEIG)	England and Wales	Miscellaneous	99.96
Michelin Services Ltd	England and Wales	Miscellaneous	100.00
XM Services Limited	Scotland	Miscellaneous	100.00
Russia			
LLC "Michelin Russian Tyre Manufacturing Company"	Davydovo village	Manufacturing & commercial	100.00
Michelin Tyres Russian General Agency ZAO	Moscow	Commercial	100.00
Slovenia			
Michelin Slovenija, pnevmatike, d.o.o.	Ljubljana	Commercial	100.00
Sweden			
Michelin Nordic AB	Stockholm	Commercial	100.00
Switzerland			
Société Anonyme des Pneumatiques Michelin	Givisiez	Commercial	100.00
Compagnie Financière Michelin	Granges-Paccot	Financial	100.00
Michelin Recherche et Technique S.A.	Granges-Paccot	Miscellaneous	100.00
NORTH AMERICA AND MEXICO			
Canada			
Michelin North America (Canada) Inc.	Laval	Manufacturing & commercial	100.00
Michelin Retread Technologies (Canada) Inc.	New Glasgow	Commercial	100.00
United States of America			
Michelin Aircraft Tire Company, LLC	Wilmington	Manufacturing & commercial	100.00
Michelin North America, Inc.	New York	Manufacturing & commercial	100.00
American Synthetic Rubber Company, LLC	Wilmington	Manufacturing	100.00
Michelin Retread Technologies, Inc.	Wilmington	Commercial	100.00
Tire Centers, LLC	Wilmington	Commercial	100.00
CR Funding Corporation	Wilmington	Financial	100.00
Michelin Corporation	New York	Financial	100.00
Michelin Americas Research & Development Corporation	Wilmington	Miscellaneous	100.00
Mexico			
Industrias Michelin, S.A. de C.V.	Mexico City	Manufacturing & commercial	100.00
Michelin Mexico Holding, S.A. de C.V.	Mexico City	Financial	100.00
SOUTH AMERICA			
Argentina			
Michelin Argentina Sociedad Anónima, Industrial, Comercial y Financiera	Buenos Aires	Commercial	100.00
Brazil			
Sociedade Michelin de Participações, Indústria e Comércio Ltda.	Rio de Janeiro	Manufacturing & commercial	100.00
Michelin Espírito Santo – Comércio, Importações e Exportações Ltda.	Espírito Santo	Commercial	100.00
Plantações E. Michelin Ltda.	Rio de Janeiro	Miscellaneous	100.00
Plantações Michelin da Bahia Ltda.	Rio de Janeiro	Miscellaneous	100.00

Companies	Registered office	Nature	% of interest
Chile			
Michelin Chile Ltda.	Santiago	Commercial	100.00
Colombia			
Industria Colombiana de Llantas S.A.	Cali	Manufacturing & commercial	99.93
Peru			
Michelin del Perú S.A.	Lima	Commercial	100.00
Venezuela			
Michelin Venezuela, S.A.	Valencia	Commercial	100.00
ASIA AND OCEANIA			
Australia			
Michelin Australia Pty Ltd	Melbourne	Commercial	100.00
China			
Michelin Shenyang Tire Co., Ltd.	Liaoning Province	Manufacturing & commercial	100.00
Shanghai Michelin Warrior Tire Co., Ltd.	Shanghai	Manufacturing & commercial	70.00
Michelin (Shanghai) Trading Co., Ltd.	Shanghai	Commercial	100.00
Michelin Asia (Hong Kong) Limited	Hong Kong	Commercial	100.00
Michelin (China) Investment Co., Ltd.	Shanghai	Financial	100.00
Michelin Asia-Pacific Export (HK) Limited	Hong Kong	Miscellaneous	100.00
Michelin Asia-Pacific Import (HK) Limited	Hong Kong	Miscellaneous	100.00
Michelin Asia-Pacific Import-Export (HK) Limited	Hong Kong	Miscellaneous	100.00
Michelin Tire Research and Development Center (Shanghai) Co., Ltd.	Shanghai	Miscellaneous	100.00
South Korea			
Michelin Korea Co., Ltd.	Seoul	Commercial	100.00
India			
Michelin India Private Limited	New Delhi	Commercial	100.00
Michelin Apollo Tyres Private Limited	New Delhi	Commercial	100.00
Japan			
Nihon Michelin Tire Co., Ltd.	Tokyo	Manufacturing & commercial	100.00
Michelin Research Asia Co., Ltd.	Chiyoda-Ku Tokyo	Miscellaneous	100.00
Malaysia			
Michelin Malaysia Sdn. Bhd.	Malaysia	Commercial	100.00
New Zealand			
M. Michelin & Company Limited	New Zealand	Commercial	100.00
Singapore			
Michelin Asia (Singapore) Co. Pte. Ltd.	Singapore	Commercial	100.00
Michelin Asia-Pacific Pte Ltd.	Singapore	Miscellaneous	100.00
Société des Matières Premières Tropicales Pte. Ltd.	Singapore	Miscellaneous	100.00
Taiwan			
Treadmaster Taiwan Ltd.	Miao-Li County	Manufacturing & commercial	100.00
Michelin Chun Shin Ltd.	Taipei	Commercial	97.97
Thailand			
Michelin Siam Company Limited	Bangkok	Manufacturing & commercial	100.00
Siam Steel Cord Co., Ltd.	Rayong	Manufacturing	100.00
Siam Tyre Phra Pradaeng Co., Ltd.	Samutprakarn	Manufacturing	100.00
Thai Tyre Mould Co., Ltd.	Chonburi	Manufacturing	100.00
Michelin Aircraft Tire Asia Limited	Bangkok	Commercial	100.00
M.S. Enterprises Holding Co., Ltd.	Bangkok	Miscellaneous	100.00
Michelin Research Asia (Thailand) Co., Ltd.	Bangkok	Miscellaneous	100.00
Michelin Siam Group Co., Ltd.	Bangkok	Miscellaneous	100.00

Companies	Registered office	Nature	% of interest
AFRICA AND THE MIDDLE EAST			
South Africa			
Michelin Tyre Company South Africa (Proprietary) Limited	Johannesburg	Commercial	100.00
Algeria			
Michelin Algérie SPA	Algiers	Manufacturing & commercial	100.00
Cameroon			
Société Moderne du Pneumatique Camerounais	Douala	Commercial	100.00
Ivory Coast			
Société Moderne du Pneumatique Ivoirien	Abidjan	Commercial	100.00
Mali			
Société Moderne du Pneumatique Malien	Bamako	Commercial	100.00
Nigeria			
Michelin (Nigeria) Limited	Nigeria	Manufacturing	80.00
Michelin Tyre Services Company Ltd.	Nigeria	Commercial	60.28
Araromi Rubber Estates Limited	Nigeria	Miscellaneous	56.39
Michelin Development Company Limited	Nigeria	Miscellaneous	100.00
Osse River Rubber Estates Limited	Nigeria	Miscellaneous	69.80
Utagba Uno Rubber Estates Limited	Nigeria	Miscellaneous	69.80
Waterside Rubber Estates Limited	Nigeria	Miscellaneous	80.00
Senegal			
Société Commerciale Michelin Sénégal	Dakar	Commercial	100.00
Turkey			
Michelin Lastikleri Ticaret A.S.	Istanbul	Commercial	100.00

35•2 Companies consolidated using the equity method

Companies	Registered office	Country	% of interest
Innovations in Safety Systems	Drancy	France	50.00
EnTire Solutions, LLC	Wilmington	United States of America	50.00
RubberNetwork.com, LLC	Wilmington	United States of America	27.75
SMP Melfi S.r.l.	Melito di Napoli	Italy	50.00
Michelin Tire Chiba HBKK	Chiba	Japan	37.50
Michelin Tire Fukushima HBKK	Fukushima	Japan	39.16
Michelin Tire Shizuoka HBKK	Shizuoka	Japan	35.00
Michelin Tire Yamanashi HBKK	Yamanashi	Japan	35.00
Global Run-Flat Systems Research, Development and Technology B.V.	Amsterdam	The Netherlands	50.00
MC Projects B.V.	Amsterdam	The Netherlands	50.00
Woco Michelin AVS B.V.	Amsterdam	The Netherlands	49.00
Sapphire Energy Recovery Limited	England and Wales	United Kingdom	25.00



5 ADDITIONAL INFORMATION

RISK MANAGEMENT

Operational Risk Management

Michelin relies on three tiers of independent and highly responsible actors thus guaranteeing the robustness of its risk control policy:

• **Operational managers:** supervise identification of risks in their respective entities and their management (prevention, protection and continuity) in line with Group standards.

• **Group Services** (Finance, Legal, Environment & Prevention...): analyze risks, define standards and manage and monitor implementation of risk policy in their own field of expertise.

• **Internal and external auditors:** review overall risk control measures.

Michelin's risk policy is supervised and coordinated at Group level by a **Risk Manager**.

The latter convenes **Group Risk Committee** meetings at least twice a year to support the Managing Partners in their risk control decisions with special emphasis on potentially serious risk.

Financial Risk

Financial risk is handled in Note 3 of the Consolidated Financial Statements, on page 96.

Industrial Hazards

Industrial hazard control is vital for the protection of Michelin's operations over the long term and for the safety of its teams. It is also key for the proper management of the Group's assets and the environment.

In the 2003/2004 period, Michelin's industrial hazards were mapped out in order to better identify and assess criticality. Multiannual action plans with a strong emphasis on prevention were drawn up and prioritized, and have been and will continue to be deployed systematically. They address in particular the issues of safety at the workplace, industrial hygiene, and asset and environment protection.

Limited industrial hazards

The main risk factors arising from Michelin's operations and relevant remedial actions are as follows:

Industrial operations	Main risk factors	Remedial action
Synthetic rubber production 2 plants, Bassens in France and Louisville (Kentucky) in the USA.	Inflammability of hydrocarbons used in synthetic rubber.	Regular review of safety and site protection measures; significant investment programs since 2001.
Metal reinforcement production 11 workshops supplying 80 factories worldwide.	Accidental spillage from electrolytic metal reinforcement processing plant.	Regular inspection of the facilities and processing of effluents at waste water treatment plants.
Rubber mix production 40 workshops supplying 80 factories worldwide.	Fire risk in the event of emergencies.	Completion of plan to equip all facilities with sprinkler devices and risk confinement through fragmented operations.
Textile reinforcement production 3 workshops.	Release of vapors and gas from ply manufacturing.	Installation of air washers at every plant.

Fire risk

Fire is the Group's main industrial hazard. This is due to a number of factors inherent in tire manufacturing: use of inflammable components with a high calorific value. Moreover, tire "hollow pot" geometry could reduce the efficiency of protection systems by slowing dispersion of extinction products. Possible consequences of such hazards could also affect third parties and their belongings.

10 fire starts deemed significant for reporting purposes were recorded in 2003, 6 in 2004 and 6 in 2005, 2 of which due to weather conditions. As in previous years, all were fully investigated. None of these incidents entailed nuisance for the neighborhood, or had any impact on the environment.

No other incidents deemed significant owing to casualties, Group industrial plant or third-party damage were recorded in the period.

A global fire-risk assessment and control method was set up to control this major risk

• The method served to rate the various protection measures according to their efficiency.

Based on a review of the different sprinkling standards drawn up by the main international standards organizations, Michelin launched a series of real-size tests to evaluate the efficiency of the main types of systems. The first large-scale series of tests was conducted in 2002 at a Chicago Test Center.

The results have encouraged Michelin to promote a further series of tests at CNPP's[1] Vernon facilities, in concertation with the main manufacturers and logisticians, under SNCP's[2] supervision. A battery of very important and innovative tests was thus conducted in 2004 and 2005. This validated the Group's choice of automatic protection devices and served to supplement the range of existing equipment with new, high-performance solutions.

• A proven approach

Michelin developed HPRM **(High Protected Risk Michelin)**, specifying its own standards of major industrial hazard and emergency control.

HPRM is based on three sets of measures:

- **prevention** (an array of hazard prevention measures)
- **intervention** (detection, fast-reaction personnel and equipment) and
- **protection** (automatic protection devices and passive measures to confine risks in order to minimize damage in the event of serious emergency).

The Group-level risk control expert team is supported by a network of site-based operational counterparts who ensure effective compliance with Group standards in all facilities. The condition and action of sites were reviewed against HPRM standards. Appropriate progress targets and priorities were set as part of multiannual progress plans. All industrial and logistics sites implemented such plans.

Moreover, new projects (construction, revamping, extension, switch to new manufacturing processes, and so on...) were subjected to prior approval by Environment and Prevention experts who ensure compliance with HPRM standards.

The Group's global control approach is based on a proprietary tool and deployed at central level. The tool serves to assess site conformity to standards for both asset protection and fire risk. It will be fully implemented in 2006.

• A Database of Events

To optimize its database and experience sharing, Michelin in 2004 developed "Securistat", a data collection and industrial hazard data processing software. To date, 90% of the sites have used this software in which 6,000 events were recorded in 2005. The database, listing events from 1996, contains over 25,000 entries used by Group experts to analyze risk and make recommendations.

Impact of Seveso Directive amendments

The "Seveso II" European directive aims at preventing major chemical hazards at industrial sites and at limiting their consequences for man and the environment. It induces site classification with reference to the volume of site hazardous substance inventory. The level of regulatory disclosure requirements and prevention measures is based on this classification. At the end of 2004, out of more than 40 Michelin European sites, 1 was classified "high-level" and 5 "low-level" risk sites.

The Seveso 2003 amendment entering into force in 2005/2006 provides for the mark down of classified inventory by factors of 2 to 4. In spite of optimized site raw material inventory management launched in 2005, the new regulation led, as we had indicated, to a revision of the number of Seveso-classified sites.

As a result, and for an unchanged level of risk, 2 sites are now classified "high-level" and 7 sites "low-level".

Risk Transfer to Insurance Companies

In addition to a proactive protection and prevention policy, the Group's insurance strategy is based on the following three aspects:

(1) Centre National de Prévention et de Protection.
(2) Syndicat National du Caoutchouc et des Polymères.



1. Risk assessment

Risk assessment by the "Audit" and "Environment and Prevention" departments determines the level of cover required.

2. Transfer of high-intensity risk

Michelin has contracted integrated global insurance programs covering high-intensity risk, based on the types and levels of cover available in the insurance and reinsurance markets. These involve mainly "property" and "civil liability" covers.

Property

A EUR 500 million insurance program was negotiated under the best financial terms to ensure continued operations in case of emergency; this program includes a EUR 40 million Incremental Operating Cost cover.

Civil Liability

This program includes three key aspects:

• product civil liability;

• industrial third-party insurance which is direct in EC countries and in all other countries in addition to the ceilings of local contracts;

• environmental emergency cover for all Group companies.

The guarantee does not cover Legal Fees and Product Recall Expenses.

Other insurance programs cover lower-level risk.

3. Group captive insurance companies

The Group owns several captive insurance companies whose role is to cover medium-level risk. This involves risk pooling and helps control Group insurance costs.

Captive companies, within ceilings commensurate with their resources, mainly handle:

- "property liability", with a EUR 30 million ceiling per event.
- product civil liability in the USA and Canada, with a USD 5 million cover per claim.

The aggregate premiums for financial year 2005 amounted to EUR 63.8 million*.

* This amount includes premiums paid to captive companies via Non-Group companies.

Legal risk

Michelin ensures compliance with all legal provisions and regulations applicable to its relationships with its partners. It is not subject to any specific tax law or other regulation or provision, or prior authorization for the conduct of its operations likely to have a significant impact on its financial standing.

Group legal liabilities flow from its operations as tire developer, manufacturer and distributor. Owing to the Group's ongoing customer-orientated research in the area of product safety and quality, it should be reasonably well placed to prevent and control such legal liabilities.

The Group is generally exposed to product liability claims, chiefly in the USA, to liability in connection with the distribution and marketing of its products and to risks in connection with its social obligations, especially in the area of post-retirement benefits.

In June 2005, a group of Michelin Canada's pension fund beneficiaries started legal action against the Canadian subsidiary, aimed at forcing the latter to pay a sum of 350 million Canadian dollars to said fund.

The Group believes that the company was entitled to reduce, or not make some of its annual contributions, due to excess capital generated by the management of the defined benefit plan, up to the above-mentioned amount.

At this stage in the proceedings and on account of its prospective success in this dispute, the Group deems it unnecessary to make a provision in this respect.

As part of their day-to-day management business, certain Group companies are involved in legal proceedings. As at December 31, 2005, there existed no claim, arbitration proceeding or exceptional event likely to have or having had a significant impact on Group financial standing, earnings, business or assets.

The arbitration proceedings, started on December 4, 2003 by Michelin Group before the International Arbitration Court of the Paris International Trade Chamber against Viborg Group, was terminated through out-of-court settlement. This transaction had no impact on Group financial statements for the period.

MICHELIN'S CORPORATE GOVERNANCE

An original model tuned to modern needs

Compagnie Générale des Etablissements Michelin, the Group's parent Company, was incorporated 140 years ago as a Partnership Limited by Shares *(commandite par actions)*; an original model tuned to modern corporate governance standards as it favors the implementation of long-term strategies by a stable, committed management team, monitored by an independent Supervisory Board.

In addition, since all of the Company's shares are registered shares, it is able to maintain close and direct ties with each one of its Shareholders.

A responsible management team, committed over the long term

Experience

Michelin has always been headed by a team of Managing Partners, currently Messrs. Edouard Michelin, Michel Rollier and René Zingraff, (respectively since 1991, 2005 and 1986), who have successfully held important operational posts at different levels of the Company.

They are accountable to the Group's Shareholders for their decisions and are assisted by a ten-member Executive Council that meets monthly. The Executive Council members are presented on pp 6 and 7 of this Report.

Stability

The long-term tenure which characterizes the status of the Managing Partners – who must also be General Partners – is a genuine benefit for the Company given the nature of the tire industry, where market adoption of technological innovations and related return on investment require protracted effort and a long-term view.

Responsibility

By virtue of their status as Managing Partners, Michelin's top managers are jointly and severally liable for the full amount of the company's liabilities in the event of failure. Few companies offer such a guarantee to their shareholders that management decisions are in their mid- to long-term interests. This particular status heightens top executive involvement in corporate risk control.

Consistent with their long-term commitment, the Managing Partners may not relinquish their status as General Partners without the prior approval of Shareholders at an Extraordinary Shareholders Meeting. They are therefore bound to assume the consequences of their decisions in the long term.

The Managing Partners are entitled to a statutory share of the Company's profits for the relevant financial year. They enjoy no other consideration such as salaries, non-cash or retirement benefits. Michelin's corporate status, therefore, exclusively provides for variable compensation of its top executives.

Independent controlling bodies directly reporting to Shareholders

The Supervisory Board

Mission

The Supervisory Board monitors the management of the Company on an ongoing basis on behalf of the Shareholders and reports to them annually. Its mission includes reviewing the corporate financial statements and the consolidated accounts and assessing the fairness and adequacy of management decisions and the quality of the internal control system and risk management policy.

Independent monitoring

The Supervisory Board comprises 7 members: Mr. Eric Bourdais de Charbonnière, Supervisory Board Chairman, Mrs. Laurence Parisot, Messrs. Pat Cox, François Grappotte, Pierre Michelin, Benoît Potier and Edouard de Royère. 6 of them are independent, that is, not bound by any ties whatsoever to the Company, the Group or its management, in a way that might alter their free judgment. Supervisory Board members are appointed by the Annual Shareholders Meeting for a term of 5 years.

Please refer to pp 8-9 of this Report for biographical details of Supervisory Board members and to page 146 for compensation information.



SOMMAIRE

Competence

Between them, the Supervisory Board members combine world-class managerial skills in both industry and finance.

Assiduity

The Board met 4 times in 2005, with a 96% attendance rate; several work sessions in the field were organized including at a manufacturing plant in Germany and at the Technology Center. This enabled Supervisory Board members to gain first-hand experience of the Company's operations on the ground.

The Supervisory Board is assisted by 2 Committees, set up to enhance its efficiency:

The Audit Committee

Under the chairmanship of Mr. François Grappotte, this four-member Audit Committee (3 of whom independent) includes Messrs. Eric Bourdais de Charbonnière, Pierre Michelin and Edouard de Royère. Its role is especially to assist the Supervisory Board in its mission of controlling Michelin's financial statements and consolidated accounts, and assessing the quality of its risk and internal auditing procedures. It met 5 times in 2005, with a 100% attendance rate.

The Compensation Committee

The Compensation Committee includes all Supervisory Board members and is chaired by the Supervisory Board's President. It met twice in 2005 to review Group executive compensation matters including variable compensation and stock option plans.

The Statutory Auditors

The Statutory Auditors are appointed by the Annual Shareholders Meeting for a term of 6 years. They test the fairness of Group financial statements and carry out other inspection missions as provided by law. The other missions assigned to them by Michelin are not such that they might impinge on their independence.

Respect for Shareholders is one of Michelin's core values

All Shareholders have access to information which is comprehensive, easy to understand and adapted to everyone's needs.

A wide range of documents is published on all aspects of the Company's business (Annual Report, Shareholders' Guide, Letter to Shareholders, Performance and Responsibility Report, FactBook...). All are readily available on request from the Investor Relations Department and may be downloaded from Michelin's website: www.michelin.com/corporate.

Michelin also publishes in BALO (Bulletin des Annonces Légales Obligatoires) the regulatory information required periodically and annually of French listed companies. Finally, the Company's Reference Document, and the memoranda on financial operations recorded by the French Stock Exchange Regulatory Authority (AMF) are also available on request or can be downloaded from the corporate website or that of AMF at www.amf-france.org.

Michelin met its Shareholders on 5 occasions in 2005 at Paris, Toulouse, Annecy, Rouen and Nantes.

In 2005, the Group's Investor Relations Managers held 175 one-to-one meetings with 570 institutional investors and financial analysts in 16 countries. Theme tours and plant visits were organized for financial analysts, investors and portfolio managers. Michelin also communicates on a regular basis with investors and agencies rating socially responsible investment (ISR).

Set up in 2003, the Shareholders' Consultative Committee is made up of 12 members, 2 of whom are Employee Shareholders. The purpose of the Shareholders' Consultative Committee is to give its opinion and advice to improve Michelin's financial communication and/or enhance its image in the eyes of Shareholders. The Committee met twice in 2005.

Some 69% of Group employees own Michelin shares. This high proportion testifies to the commitment of the Company's people and their confidence in its long-term prospects.

Each year, the Shareholders and the Proxy solicitor community are notified of the date of the Annual Shareholders Meeting and of the steps to take in order to cast their votes. Michelin reminds them in particular that its shares are registered and therefore traded up to the Shareholders Meeting.

Michelin goes even further and, in the US, refunds its custodian banks the cost of mailing its financial information to its North-American Shareholders, to ensure the latter receive full disclosure as long as possible ahead of the Shareholders Meetings.

Finally, Michelin considers it fair that long-term investors enjoy greater influence over the Company's strategic choices than Shareholders who have a short-term outlook. Accordingly, under the sole condition of holding their shares for more than 4 years, Michelin's bylaws grant them double voting rights.

Directorships, compensation and stock options

List of directorships and other functions held in other companies by the Managing Partners

Mr. Edouard Michelin (42)	
Managing Partner and General Partner:	Manufacture Française des Pneumatiques Michelin
General Partner:	Compagnie Financière Michelin
Director of:	Nokia
Mr. Michel Rollier (61)	
Director of:	Moria
Member of the Supervisory Board:	Altamo
Mr. René Zingraff (69)	
Managing Partner and General Partner:	Manufacture Française des Pneumatiques Michelin
General Partner:	Compagnie Financière Michelin
Director of:	Siparex Associés

Net fees paid to the Managing Partners and Supervisory Board Members (by the Company and its subsidiaries)

The Managing Partners

The Managing Partners, in their capacity as General Partners, are jointly and severally liable for Michelin's debt. As consideration for their role, they enjoy collectively a statutory portion of Company profits. Their interests are therefore fully consistent with that of the Shareholders in so far as they are only entitled to such consideration if the Company posts a profit.

The Managing Partners enjoy no other consideration and/or benefits in kind.

Statutory share of profits

With respect to financial year 2004 profits, Messrs. Edouard Michelin and René Zingraff collectively received in 2005 an aggregate amount of EUR 6,139,903 in their capacity as General Partners.

Since Mr. Michel Rollier was appointed Managing Partner and General Partner by the Joint Shareholders Meeting of May 20, 2005, he is not entitled to a statutory share of profits for financial year 2004.

Managing partners compensation

Salary	0
Variable pay	0
Benefits in kind	0
Director's fees	0
Post-retirement benefits	0
Total	**0**

Stock options

Since the stock option plan was introduced in 2002, Michelin has been pursuing a cautious and fair stock option allocation policy. The options are granted at market price at the time of their allocation, without any markdown. They may be called after 4 years and, as a matter of principle, Michelin will not create any plans providing for a revision of the call price should the share price drop below the allocation price.

By decision of the Annual Shareholders Meeting of May 14, 2004 the Managing Partners have been authorized to grant share subscription or purchase options to senior managers and executives. The total amount of such share subscription options has been capped at 2,000,000 shares or 1.40% of current issued capital.

When stock options are granted to the Managing Partners and members of the Group Executive Council, these are granted under Supervisory Board control at a set date which is the day following the Annual Shareholders Meeting.

Of the 1,131,850 share subscription options granted in 2005 pursuant to the authorization given by the Annual Shareholders Meeting of May 14, 2004, none were granted to the Managing Partners, as the 10,000 options granted to Mr. Michel Rollier had been received in his capacity as Group Executive Council member until May 20, 2005 (please refer to the Managing Partners' Report on stock options on page 147).



Table of share subscription options granted to each of the Managing Partners

	2005	2004	2003	2002
Number of options granted:	0	10,000	15,000	15,000
Call price	-	€40	€32.25	€44
Date of first call	-	May 17, 2008	May 19, 2007	May 19, 2006
Date of last call	-	May 16, 2013	May 18, 2012	May 18, 2011
Number of options granted in 2004	-	Not applicable	Not applicable	Not applicable
Michelin share extremes (EUR)	-	47.80 – 34.82	38.11 - 25.02	45.05 - 24.50

The Supervisory Board

The following fees were paid in 2005 to Supervisory Board members for services rendered in 2004:

Messrs.	Eric Bourdais de Charbonnière (Chairman) :	€ 32,500
	François Grappotte	€ 27,000
	Pierre Michelin	€ 22,500
	Grégoire Puiseux*	€ 18,000
	Edouard de Royère	€ 22,500
	Benoît Potier	€ 18,000
	Laurence Parisot**	-
	Pat Cox**	-

* Mr. Puiseux also collected EUR 42,960 in connection with subsidiaries. His functions as Supervisory Board member came to an end after the Joint Shareholders Meeting of May 20, 2005 as he did not seek reconduction of his mandate.

** Mrs. Laurence Parisot and Mr. Pat Cox were appointed by the Annual Shareholders Meeting on May 20, 2005.

Stock Option Plans

Status of the Share subscription option plans to December 31, 2005

Allocation date	Call date	Expiry date	Number of options granted	Number of options called	Number of options cancelled	Balance	Price call in EUR
May 2002	May 2006	May 2011	716,600	600*	21,700	694,300	44.00
May 2003	May 2007	May 2012	243,000	0	4,200	238,800	32.25
November 2003	November 2007	November 2012	226,200	0	9,100	217,100	34.00
May 2004	May 2008	May 2013	179,900	0	0	179,900	40.00
July 2004	July 2008	July 2013	129,100	0	4,000	125,100	44.50
May 2005	May 2009	May 2014	218,500	0	0	218,500	48.00
November 2005	November 2009	November 2014	913,350	0	1,200	912,150	48.00
			2,626,650	600	40,200	2,585,850	

* Special case of early exercise under plan regulation.

MANAGING PARTNERS SPECIAL REPORT ON STOCK OPTION PLANS

The Joint Shareholders Meeting of May 14, 2004 had authorized the allocation of stock option purchase and subscription plans to Group and Group subsidiary senior managers and executives pursuant to the provisions of article L.225-180 of Code de Commerce, up to a maximum of 2,000,000 stock options granted per year or 1.40% of issued capital.

By virtue of this authorization, 1,131,850 share subscription options were granted in 2005, of which 218,500 are callable from May 2009 and 913,350 from November 2009, at a price of EUR 48.00 per share.

Note that no Managing Partner or Supervisory Board member received share subscription options in 2005 and that the 10 employees who received the largest number of options (10,000 options each), were Executive Council Members: Messrs. Michel CARON, Thierry COUDURIER, Hervé COYCO, Jean-Marc FRANCOIS, Jim MICALI, Didier MIRATON, Jean MOREAU, Michel ROLLIER*, Christian TSCHANN and Bernard VASDEBONCOEUR.

* Member of the Group Executive Council until May 20, 2005, when he was appointed Managing and General Partner by the Joint Shareholders Meeting.

Clermont-Ferrand, February 23, 2006

Edouard Michelin

Michel Rollier

René Zingraff

FEES PAID TO THE STATUTORY AUDITORS

Under French law, the accounts of listed companies are required to be audited by 2 independent Statutory Auditors to obtain assurance that the financial statements have been properly prepared and comply with the true and fair view principle.

The Statutory Auditors are appointed by the Annual Shareholders Meeting for a term of 6 years and may be re-elected.

The Statutory Auditors of Compagnie Générale des Etablissements Michelin, Michelin's holding Company are:

PricewaterhouseCoopers Audit
(represented by Mr. Dominique PAUL, Partner)
Address:
63, rue de Villiers – 92200 Neuilly-sur-Seine
Substitute Statutory Auditor, Mr. Pierre COLL,
Partner of PricewaterhouseCoopers Audit

Corevise
(represented by Mr. Stéphane MARIE, Partner)
Address:
3/5, rue Scheffer – 75016 Paris
Substitute Statutory Auditor, Mr. Jacques ZACKS,
Partner of Corevise

Corevise practices in France and does not have offices in any other country.

No legal or financial dependence exists between the 2 Statutory Auditors or their audit firms.

The Statutory Auditors were appointed by the Joint Shareholders Meeting of May 14, 2004. Their term of office expires at the end of the Annual Shareholders Meeting convened in 2010 to approve the accounts of financial year 2009.

The following table sets out the details of fees paid in 2005 by Michelin Group to its Statutory Auditors and contractual auditors. Note that CGEM consolidates 277 subsidiaries in 63 countries. The financial statements of each of these subsidiaries are audited in their respective countries by contractual auditors, who may or may not be members of a worldwide network of firms.

Table of Fees paid to Compagnie Générale des Etablissements Michelin (CGEM)'s Statutory Auditors

Year 2005 in EUR thousand

	C.G.E.M. Statutory Auditors			Contractual auditors	Total
	Dominique Paul (Pricewaterhouse Coopers)		Stéphane Marie (Corevise)		
	France	Outside France	France		
1/ Audit Services					
A/ Statutory Auditors	4,060		351	2,129	6,540
France	774		351	160	1,285
(including CGEM)	(177)		(177)	0	(354)
Outside France		3,286	0	1,969	5,255
B/ Other matters	0	48	0	50	98
Sub-total Audit Services (1)	**4,108**		**351**	**2,179**	**6,638**
2/ Consulting (other than France)					
A/ Legal and tax	0	362	0	1,918	2,280
B/ Information technology	0	10	0	129	139
C/ Internal audit	0	3	0	25	28
D/ Other	40	39	0	431	510
Sub-total Consulting (2)	**40**	**414**	**0**	**2,503**	**2,957**
Total	**4,562**		**351**	**4,682**	**9,595**



SOCIAL AND ENVIRONMENTAL INFORMATION FOR 2005

as per the law on New Economic Regulations (NRE)

French companies are required to disclose in their Annual Reports "information on the social and environmental impact of their activities", pursuant to Clause L 225-102-1 and relevant application decrees of February 20 and April 30, 2002 of Code de commerce.

In 2005, Michelin continued to deploy its set of global indicators based on data supplied by all of its 71 industrial sites in 19 countries and more than 170 trading agencies, with a view to offering as realistic and meaningful an account as possible of its social and environmental responsibilities. Group scope applies in all instances except for situations where the relevant scope is indicated.

Michelin Group's responsible commitment to People, Customers and Shareholders as well as to the Environment is set forth in its "Performance and Responsibility Charter", which embodies its responsible development approach. The charter may be downloaded from the Group's www.michelin.com Website.

In addition, "Michelin's Performance and Responsibility Report 2003-2004", published in May 2005 in French and in English, provides a detailed review of ongoing measures to ensure fully responsible pursuit of the Group's growth and economic performance targets. This is complemented by the publication in May 2006 of an interim summary report covering the key indicators.

Employee information 2005

1 a. Number of Group employees, breakdown of male/female employees, change in number of employees, fixed-term contracts, overtime and third-party manpower

Group employees at December 31, 2005

	Europe	North America	South America	Asia Pacific	Africa/ Middle-East	Total
Number of employees	73,643	23,610	5,843	12,444	3,489	119,030

In full-time equivalent

Breakdown of male and female employees

Female employees as a percentage of total headcount at December 31, 2005

	Europe	North America	South America	Asia Pacific	Africa/ Middle-East	Total
Production workers	7.2	14.0	2.0	7.2	2.6	8.5
Administrative and technical employees	25.5	28.5	25.8	28.8	19.5	26.2
Managers	14.9	11.8	10.8	15.9	11.8	14.3

Excluding Euromaster, TCI and Nigeria plantations

Change in number of employees in 2005

	Europe	North America	South America	Asia Pacific	Africa/ Middle-East	Total
Natural attrition	5,007	1,410	821	511	189	7,938
Severance support measures	2,953	1,445	175	302	62	4,937
Early retirement	2,047	523	0	302	0	2,872
Hires	5,419	3,084	837	757	458	10,554

Excluding Euromaster, TCI and Nigeria plantations

Fixed-term contracts

In 2005, fixed-term contracts accounted for 2.0% of total Group payroll.

Overtime, interim workers

Recourse to overtime can be decided to cope with staff availability issues and to adjust to customer needs. In 2005, overtime accounted for an average of 4.2% of total number of hours worked within the Group. The rate varies from 1.0% in Europe to 9.2% in North America. In 2005, overtime accounted for an average of 1.2% of total Group payroll.

Third-party workforce at Group sites accounted for an average of 2.9% of total Group payroll (full-time equivalent), and varied from 2.2% in Europe to 4.1% in South America.

1 b. Information concerning staff downsizing plans, job retention initiatives, retraining and severance support measures

Michelin Group's industrial strategy involves two complementary objectives:

- "strengthening" the Western industrial base through ongoing productivity improvements and high-tech product manufacturing;
- supporting growth in the East, to cater to the needs of buoyant local markets.

This growth and consolidation strategy can entail industrial restructuring and redundancy plans, like those conducted in 2005 in Germany, Spain, France, Italy and Japan, where a little over 2,000 employees experienced occupational reclassification plans. In such circumstances, Michelin Group systematically deploys a full range of initiatives to avoid redundancies and support every staff member individually. These include:

- intra-Group redeployment: priority is given to these measures, implemented in particular in Germany, France and Italy in 2005;
- reliance on the Group's entity dedicated to facilitating and anticipating internal and external mobility requirements (France);
- use of early retirement and similar provisions (including CATS in France, gradual early retirement in Germany, "mobilita corta" and "mobilita lunga" in Italy, and "contrato de relevo" in Spain);
- Group-financed job search services by dedicated support offices and outplacement entities (as in Japan and France);
- specific severance packages, often in excess of minimum legal obligations.

In Europe, "Michelin Développement" operations promote job creation in regions where the Group operates. 9 "Michelin Development" entities were active in 2005 in countries hosting the Group's largest industrial sites. The promotion of local economic activity facilitates the reclassification of employees who find themselves in a position where they have to leave the Company. In 2005, Michelin Development contributed to the creation of more than 1,600 jobs in Europe (please also refer to paragraph 10).

2. Labor organization and working hours, part time work, absenteeism

Labor organization

Working hours in the Group's 71 industrial plants and dozens of logistical, sales and back office branches, are fixed pursuant to legal provisions which vary from country to country. For full-time employees who are not working in shifts, the annual working time varies from 1,591 hours in France to 2,376 hours in Colombia, or 213 days in France and 297 days in Colombia; the average weighted annual working time being of 1,700 hours and 226 days.

In the countries where the Group has tire manufacturing operations, most employees work in shifts: 52% to 97% of payroll, depending on the country and on local industrial practices (except for Japan where less than 50% of employees work in shifts). Shift work serves to optimize industrial facility utilization by enabling maximum production time (up to 360 days/year, 7 days/week). Shift workers thus enjoy significantly reduced overall working time and additional compensation. On a Group-wide basis, some 65,000 people work in shifts, mostly 3x8 hour shifts, but also 4x8, 5x8 and week-end shifts, reflecting different industrial, legal as well as local practices.

Part-time work

Part-time work contracts are available in most countries where the Group has industrial operations. Overall, 3.0% of the Group's workforce works part-time across job categories. This rate is of 6.9% for women and 2.4% for men. By category, part-time is of 3.3% for production agents, 2.4% for administrative workers and 1.3% for management. The countries where part-time work is most common are Belgium (7.3%), the Netherlands (6.1%) and the United States (4.4%). In France, 3.2% of employees work part-time (12.0% of women and 1.9% of men).



Absenteeism

Absenteeism on Michelin sites tends to be lower than national rates in similar sectors. The Group average is estimated to be 3.8%, with sick leave amounting to 2.4%, injury 0.2% and protracted sick leave 1.2%. On the basis of figures for regions where the Group has industrial operations, countries can be grouped in two classes: countries with a rate of under 4% (Algeria, Canada, China, Colombia, France, Japan, Mexico, Poland, the United Kingdom, the United States of America), and countries with a rate of 4% to 10% (Brazil, Germany, Hungary, Italy, Nigeria, Romania, Russia, Spain).

3. Change in payroll and welfare costs, equal pay, profit-sharing, bonuses, company savings schemes

Total 2005 payroll*	Production workers	Administrative and technical employees	Managers	Short-term contracts	Severance pay	Reorganization
4,780.2	2,032.5	1,767.3	532.9	96.4	12.5	1.2

In EUR million; *the total also includes benefit provisions

Change in payroll and welfare costs

In 2005, payroll and benefit costs accounted for 30.7% of net sales, amounting to EUR 4,780 million, of which EUR 964 million social charges borne by employers.

Group payroll and social charges breakdown as follows:

Wages and salaries	73.6%
Social security costs	20.2%
Costs related to defined benefit and contribution plans	6.2%
Share option costs	0.1%

The Group's pay policy is designed to offer competitive compensation in each country, through optimal balance between employee satisfaction and Group economic performance. This key aspect is the subject of careful management for pay levels have a direct impact on the cost of sales. The Group's pay policy, managed with a long-term view, rewards individual performance and management skills and is based on career management, local practice and market developments. All categories of staff, including production workers, benefit from customized pay packages that reflect individual contributions to Group development.

Profit-sharing and variable pay schemes were set up in the different countries and employee categories. For its executives in particular, Michelin has a variable pay policy. For the sake of consistency, Michelin's manager compensation policy is governed by similar rules and processes in the different countries and hinges on achievement of targets.

In so far as pay scales are country-specific, publishing a yearly average pay increase figure would not be meaningful. For reference purposes, to take the example of France, which has the largest headcount with close to 30,000 employees, pay increases in 2005, in a context where inflation ran at 1.5%, were as follows:

Production workers	+ 2.60%
Administrative and technical employees	+ 2.90%
Managers	+ 3.40%

Equal pay and job opportunities

In 2005, the Group fine-tuned the method to assess wage differences between male and female employees. In each country, the average wage spread between men and women was calculated for each employee category, for the three levels of competence where women are most represented. The weighted average was then calculated for the Group. This is reported in the following table:

Average spread between men's and women's pay levels

Status	Average spread
Production workers	+ 0.65%
Administrative and technical employees	– 4.36%
Managers	– 6.88%

The spread can be attributed to company seniority, and therefore experience and responsibility, generally lower among women. Pay policy is the same for men and women in all personnel categories and countries.

Profit-sharing and company savings schemes

In addition to basic compensation and variable pay (pegged to individual and corporate results), and in addition to overtime and compensation directly related to the nature of work performed, where applicable, Michelin's employees enjoy different types of bonus depending on local laws and practices: profit-sharing agreements, company savings schemes (with company contributions up to 50% of employee payments). 12 countries introduced such schemes, benefiting more than 54,000 Group employees. These benefits account for up to 5% of corresponding payroll.

At Manufacture Française des Pneumatiques Michelin, a new profit sharing scheme was concluded with trade unions for the 2005-2007 period. Multiple indicators are used to calculate bonuses: these include the number and type of Progress Ideas, the percentage of scrap recycling, the frequency of accidents at the workplace, raw material waste, output level, order fill rate and site-level employability. The amount of the bonus, which is paid in the first quarter of the following year, can account for up to 5% of total pay.

The share of profit paid in 2005 in relation to 2004 profit sharing entitlements amounted to EUR 33.9 million (versus EUR 32.7 million in 2004) or 4.75% of gross salary and an average of EUR 1,330 per head.

The share of Group profits distributed to employees in 2005 amounted to EUR 6.2 million, or an average of EUR 262 per head.

4. Professional relations and collective bargaining

In 2005, more than 1,600 official meetings were arranged with employee representatives in 22 countries. These meetings, over and above the formal and informal exchanges they gave rise to, led to multiple agreements. 50 different information and consultation channels were identified within the Group as being of current use in the different countries (an average of 7 channels per country).

The following countries have one or more branch agreement(s) applicable to Group operations:

Algeria, Belgium, Brazil, China, Colombia, France, Germany, Hungary, Italy, Japan, the Netherlands, Nigeria, Poland, Romania, Spain, Sweden, Taiwan, Thailand and the United Kingdom. Overall, these agreements apply to 60,000 employees, or upwards of 96% of headcount in the countries concerned.

In 2005, more than 42 branch agreements were signed with employee representatives in 11 countries, applicable to more than 56,000 employees. In several countries, the branch agreements signed in previous years were valid in 2005. The following are some examples of agreements signed in 2005:

Europe

- Spain: management of third party sourcing (terms, suitable tasks), work schedule and rest days, Vitoria reorganization after two new presses were installed, production adjustments in Two-wheel tire manufacturing, "contrato de relevo", variable shifts at Lasarte;
- France: 2005 pay negotiation agreements, profit sharing, equal opportunities for women, bonuses, minimum guaranteed wages;
- Italy: agreement on target achievement bonus, flexible work, work schedules, production plant protection in the event of strikes;
- Poland: pay agreement, flexible work, permanent adjustment of headcount;
- Romania: agreement on overall working conditions;
- United Kingdom: agreement over a lumpsum pay increase in 2005 and on maternity and paternity leave.

North America

- Mexico: reconduction of the agreement on pay and working conditions;
- United States: a multi-annual agreement covering the 2003-2006 period had been previously signed with "United SteelWorkers of America" (USWA) in Michelin's 4 Uniroyal Goodrich factories.

In addition to scheduled collective negotiations, Group managers regularly meet USWA representatives to share information on Company business, address topical issues and discuss themes of common interest.

South America

- Brazil: agreement signed with the Rubber Industry's Union (general working conditions and pay, profit sharing);
- Colombia: pay and work organization negotiations began several years ago; no agreement was signed in 2005.



Asia

- Japan, Taiwan, Thailand: regular meetings with employee representatives.

Africa and the Middle-East

- Algeria: reconduction in 2005 of the agreement signed with the workers committee, defining the levels, scale, and job descriptions and responsibilities within the company;
- Nigeria: agreement with the "Junior Staff Union" on paid and other leave, compensation, protection equipment and gear, etc, and agreement with the "Senior Staff Union" on early retirement.

5. Occupational hygiene and safety

Risk prevention in the area of industrial hygiene

A network of Hygiene correspondents was set up in 2005. It worked in particular with the Group's "Materials" Research Center Experts and Medical Officers as part of a major program to assess and prevent chemical risk at the workstation. The program involves drafting guides, as well as reference documentation on risk analysis and exposure monitoring.

The program was completed in France and Italy and is underway in Germany. It represents an ambitious response to European regulation and will be deployed across Europe within 3 years. From 2006, the industrial hygiene network will be run by the network of correspondents in the different countries and coordinated at Group level.

In 2005, the Group opted for a centralized expert information system ensuring Group-wide consistency of all finished and semi-finished product safety documentation as well as compliance with both local laws and regulations and Group standards. This safety documentation includes safety factsheets, workstation product safety instructions, labels and transport documents.

In France, Group sites implemented a strict technical process to address the risk of Legionnaires' disease contamination. As in previous years, asbestos technical files including studies, training, spread analysis and action plans were updated.

Occupational health

Individual health is monitored internally or by third party physicians coordinated by a Group physician. Where existing public health facilities or services are deemed inadequate, Michelin takes steps to improve them (as in isolated sites located in emerging countries in particular).

In 2005, progress actions concerning emergency first-aid were taken in all Group plants:

- purchase of defibrillators: most plants are now equipped and by end 2006, the remainder will be equipped with defibrillators and training programs will be completed;
- greater number of employees trained in first-aid procedures (target: 10% of employees trained);
- improve the quality of training courses with a minimum 8-hour standard training course, followed up with a 4-hour annual refresher course.

These measures were introduced in 2005 and will be rolled out in 2006.

In 2005, Michelin amplified its AIDS-prevention drive by focusing on those countries where the issue is most pressing (Nigeria, China, Thailand), and extended them to Russia. In Nigeria, screening is systematically proposed to the Port-Harcourt plant's employees at each medical check. The Group also conducts numerous AIDS awareness campaigns among employees and local populations.

In several countries (USA, Canada, Germany, France, Brazil...), public health campaigns were launched for the benefit of employees and their families (diseases due to smoking, lack of exercise, eating habits...)

In France (Clermont-Ferrand) a pilot scheme was introduced to allow mothers to continue breast milk feeding after their maternity leave.

Safety at the workplace

On average, Michelin Group site accident frequency and severity rates are as follows:

	2003	2004	2005
Frequency rate	9.93	5.73	3.61
Severity rate	0.46	0.32	0.25

In 2005, 8 Group plants had no accident involving work stoppage (Frequency Rate = 0) and 10 had a frequency rate below 1. For information, a frequency rate of 1 represents 1 accident involving work stoppage per year in a plant employing 600 people.

Substantial progress achieved in 2005, in line with 2004 achievements, reflects strong managerial commitment at Group and site level, supported by intensive training campaigns and best practice sharing among Group entities.

6. Training

In conjunction with active career management, the Group's training policy aims to offer all employees the training they need to work efficiently and evolve professionally. Particular attention is paid to the quality of initial training upon entry into function.

The number of training hours in 2005 rose significantly: close to 6 million hours, versus around 5 million in 2004, or an average of 50 hours per employee in relation to overall payroll and 73 hours per trainee (versus 29 and 55 hours respectively in 2004). The Group's 2005 training access rate (number of training hours into number of hours worked) was 2.8%.

The overall cost of the Group's training programs (trainee payroll plus cost of training) accounted for an estimated 4.4% of total Group payroll for 2005.

Breakdown of training hours by staff category:

	Production workers	Administrative and technical employees	Managers	Total
Training hours	4,662,318	1,031,646	284,886	5,978,850
Percentage	78.0%	17.3%	4.8%	100.0%

The breakdown of hours by geographic zone and type of training was as follows:

	Training hours	Zone / Group percentage	Management training	Core know-how training	General training
Europe	2,763,804	46.2%	8.8%	81.5%	9.7%
North America	1,437,896	24.0%	15.9%	80.8%	3.3%
South America	380,195	6.4%	8.0%	83.0%	9.0%
Asia-Pacific	1,084,738	18.1%	9.3%	84.4%	6.4%
Africa/Middle-East	312,217	5.2%	6.6%	86.6%	6.8%
Group	**5,978,850**	**100.0%**	**10.4%**	**82.2%**	**7.4%**

Core know-how training accounted for the bulk of the Group's training courses in 2005, in line with Michelin's policy of contributing to the development of individual skills.

7. Disabled workers

The overall survey conducted in the Group in 2005 highlighted the legal complexity and specificity of disabled worker employment, as the legal situation is specific to every country. Obligations vary widely. They range from a minimum hiring obligation (5 countries recommend a percentage, from 2% in Korea to 7% in Italy) to no effective obligation (Russia), with intermediate situations based on incentive schemes (as in the Netherlands and Colombia). Several countries authorize those companies that fail to comply with statutory rates to make a financial contribution instead. Generally speaking, the disabled are protected by law as in the UK, Canada or the United States, with respect to both the confidential nature of the disablement and the right to continued employment.

Handicap is recognized based on an individual declaration, which, in certain countries, as Brazil and Russia, must be validated by an official medical commission. Such individual statements are prerequisites in certain countries like the United States for a person to be included in the statistics. Owing to the dissuading effect of individual declarations, statistics should be interpreted cautiously and are probably underestimated, though to what extent is difficult to determine.

In this extremely varied legal context, Michelin Group applies its principles of diversity of populations and rejection of discrimination on any grounds. The Group seeks to facilitate employment of disabled people wherever this is possible. Within Michelin Group companies, the situation varies considerably, ranging from the guarantee of non-discrimination in professional promotion and job retention for people who become disabled, as the minimum standard, to programs aimed at identifying suitable jobs, making ergonomic adjustments and hiring disabled people. The Group is currently reviewing ways of harmonizing practices at the best possible level.

With the above due reservations concerning the reliability of disabled employment statistics, the Group currently counts 2.5% of declared disabled employees (in a relevant headcount of 95,000 people), with major differences between regions (Europe: 3.3%, North America: 2.2%, South America: 0.8%, Asia: 0.2%, Africa and the Middle-East: 0%). The differences between countries too are



important, from 0% declared disabled employees in several countries, 0.6% in Japan and Hungary, 1% in Brazil, 1.9% in Italy, 3.2% in Germany, 6.5% in France to 9.8% in Canada.

8. Corporate citizenship

In all countries where it operates, Michelin contributes funds to a number of activities or services benefiting staff and their families. Some of them are provided for and defined by local regulations, and others are voluntary. Michelin's action in this area is wide-ranging: health insurance, catering, transportation, cultural events, sports and health campaigns, conducted within works councils or similar organizations. The amount of the Group's annual contribution is an estimated EUR 25 million.

9. Subcontracting

In 2005, third party services (cleaning of facilities, machinery and work outfits, security, handling and storage, waste elimination, IT, telecom and administrative operations) accounted for the equivalent of 14.0% of payroll, versus 12.6% in 2004.

10. Impact of Michelin's activities in the areas of employment and regional development: "Michelin Développement" in Europe

Through its "Michelin Développement" operations, the Group makes a concrete contribution to job creation in the European regions where it operates, in the form of technical advice and financing of subsidized loans benefiting local enterprises.

In 2005, Michelin Développement has pursued its action in Germany, Spain, France (SIDE: Société d'Industrialisation et de Développement Economique), Hungary, Italy, Poland, United Kingdom and Russia and started operations in Romania. It employs around 20 people and has a budget of close to EUR 8 million used, in particular, to finance job-creation projects. Michelin Développement thus contributed to the creation of around 1,600 jobs in 2005, in such operations as the Aranda de Duero scheme in Spain where 585 supported jobs were created in 2 years, in the United Kingdom (more than 240 new jobs) and in France (more than 600 jobs).

11. Community relations, vocational training, associations

Wherever it operates, Michelin Group takes an active part in community life and fosters friendly and fruitful contacts with local organizations including municipal services, schools and associations. When this is pertinent, Michelin takes part in their activities by contributing advice or funds.

In 2005, upwards of 11,000 days were spent Group-wide, by staff members in community relations, and upwards of EUR 5.5 million were paid to external bodies. These contributions tend to be fairly correlated to the actual payroll in the regions concerned.

Financial contributions are mostly dedicated to addressing human problems (health or social issues) and to sports and cultural events (around 80% of the total), including schools. Funds for schooling and training account for around 10% of the total amount, and the remaining 10% are also dedicated to mobility, in particular road safety.

Measured in terms of time and direct contribution of Michelin staff, teaching accounts for 65% (or about 7,600 days) of the Group's contribution.

The actions aimed at local welfare (more than 2,500 actions recorded) are extremely varied, defeating any attempt an exhaustive overview. Here is a list of some such action:

- North America: gifts to a large American social solidarity association, local food banks, fire fighting services; partnerships with several South Carolina universities; financial support to sports clubs, museums;
- South America: gifts to nurseries, financing of accommodation, schools, support to village farming;
- Europe: IT equipment gifts to schools, student visits to factories, road safety campaigns, especially aimed at children, contribution to the renewal of fire-fighting vehicles, financing of medical equipment, sports events for disabled people, educational grants for under-privileged children, transfer of a piece of land to build a bicycle track, funding for the rehabilitation of school buildings;
- Asia Pacific: gifts to a blood collection organization, contributions to the Red Cross, support to a district environmental protection campaign, numerous financial contributions to schools, further support in the rehabilitation of areas hit by the tsunami in

December 2004, sports clubs, road safety campaigns, financing the production of an artificial foot;
- Africa: gifts for the benefit of disabled children, funding of schools; child holiday transportation, medical care equipment.

12. Supplier Relations

In light of the relative weight of its procurement costs in operating costs (more than 50%), Michelin considers it very important to foster business relationships with suppliers that abide by the same principles as its own in terms of balanced development.

With this in mind, Michelin published at the end of 2004 for the benefit of its current and prospective suppliers a Purchasing Code which sets forth its social and environmental expectations. This Code stresses that suppliers must comply with the principles of the International Labour Organization on child work, forced labor, minorities and working conditions.

The document was circulated in 2005 to all suppliers either during routine meetings or by electronic mail. It forms an integral part of the documentation setting forth the pre-requisites for collaboration.

A specific charter for third party service providers operating at our sites was signed in 2005 with our main temporary work providers the world over. In particular, it aims at enforcing Michelin's work safety instructions by third-party personnel working in Group sites.

A risk review was carried out on service purchases, with special emphasis on confidentiality, subcontractor compliance with ILO agreements and daily work organization.

Environmental Information

1. Michelin's environmental approach

1.1. Controlling the impact of Michelin's industrial sites

The robustness of the Group's environmental policy with respect to industrial sites is based on SMEM (Système de Management Environnemental Michelin), the Group's environmental management system, designed to help Group facilities worldwide deal with the specific environmental hazard issues arising from their day-to-day operations as well as in the long term.

SMEM environmental management covers the following aspects:
- ensuring compliance with local regulations;
- yearly progress monitoring, alignment with local requirements and fixing of targets;
- prevention of pollution due to accidental spillage.

In addition, the "Group's Environmental Standards", setting forth the required performance level, apply to all new plants and plant development projects and will underpin ongoing progress toward environmental excellence at all Michelin sites.

In 2005, 8 major Group industrial projects as well as many medium to smaller scale industrial projects included these standards in their specifications.

Concerning existing facilities, 2/3rds of the Group's plants were covered in 2005 by a review of differences in relation to Group Standards. The balance will be reviewed in the course of 2006.

1.2. Controlling the impact of Michelin's products

An analysis of tire life cycle shows that 80% of the environmental impact relates to the useful life phase, and, in particular, to rolling resistance. In the current conditions of use, tires account for a significant proportion of vehicle fuel consumption, some 20% for passenger cars and upwards of 30% for trucks.

This has remained one of Michelin's key priorities for many years, through constant improvement of tire fuel efficiency and other performance criteria, with a special emphasis on road safety. By reducing vehicle fuel consumption, lower tire rolling resistance also reduces local pollutant and CO_2 emissions.

Michelin's current generation of Michelin Energy "green" tires, first invented in 1992, cuts rolling resistance by up to 25% compared to standard tires. It reduces European car fuel consumption by an average of 0.2l/100km, or close to 3%.

In 10 years, three generations of increasingly efficient "green" Energy tires were launched. And some 400 million green tires were sold in Europe alone in the period. Thanks to exceptional tire wear resistance, vehicles equipped with Michelin Energy were able to run some 99 million times around the Earth and their fuel efficiency saved close to 8.3 billion liters of fuel (or 275,000 road tankers) compared to previous tire generations. Michelin estimates that in the process, more than 20 million tons equivalent of CO_2 emissions were saved.



1.3. Scope of environmental disclosures

The following figures were extracted from a database called GAIA, which is the Group's environmental information system. The disclosures cover an estimated 95% of Michelin's industrial operations (finished and semi-finished production), as well as research and development activities and rubber tree plantations.

The GAIA system is regularly developed with respect to both the scope and quality of information. To further enhance the reliability of its environmental indicators, the Group introduced at the end of 2005 a new internal indicator to assess the exhaustivity of data collected.

Pursuant to the transfer in 2005 of Michelin's Wheel production operations, their environmental impact was excluded from the scope. In order to monitor indicator changes over time, 2004 and 2003 figures were adjusted to the scope of 2005 and so exclude wheel operations.

2. Review of statutory indicators

2.1. Atmospheric emissions

2.1.1. Greenhouse gas effect

Direct CO_2 emissions by Group-owned boilers in 2005 were up 3.5% to 0.75t by metric ton of finished product.

The increase reflects both energy consumption by ton of finished product (see the paragraph 2.5) and switch to alternative energy sources. After the hurricanes in North America affected gas supplies, some of Michelin's factories had to adjust their energy mix and use more fuel, the share of natural gas declining from 60% to 57% over the period.

In European Union countries, emissions are subject to regulations providing for CO_2 emission quotas. In 2005, Michelin's European site emissions were slightly below regulatory quotas.

The Group's operations also indirectly account for CO_2 emissions by its power and thermal energy (steam) suppliers. These indirect steam emissions were up 3.1% in 2005, accounting for an estimated 0.78t by ton of finished product.

*2.1.2. Other atmospheric emissions**

Volatile Organic Compounds (VOC)

Group VOC emissions were down 6.2% to 4.27 kg/t between 2004 and 2005. In this area, the Group has set ambitious reduction targets, in particular for Europe and North America. The year 2005 witnessed the industrialization of new innovative manufacturing processes designed to cut solvent consumption further. As the following graph concerning Europe's Passenger car and Light truck manufacturing operations shows, significant (– 58%) reductions were achieved since 1992 when the reduction program started.


100
80
60
40
20
0
End 2005:
- 58%
Goal 2007:
- 73.5%
Voluntary reduction policy
Process optimization plan
Fine-tuning and implementation of new process
92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07

Nitrogen Oxides (NO_X)

Specific NO_X emissions from Group boilers were up slightly (+ 4.5%) to 1.01kg per ton of finished product versus 0.96kg/t in 2004.

Sulfur Oxides (SO_X)

Sulfur dioxide (SO_2) emissions were reduced from 1.68 kg/t to 1.65 kg/t. They were chiefly produced by 5 sites who still mainly burn coal (in France, Poland, China and the USA) and by boilers using heavy fuel (chiefly in North America).

2.2. Water consumption and discharges to the aquatic environment

2.2.1. Water consumption

Michelin factories mainly use water to cool plant, and as heat transfer fluid. After proper treatment, water used in production is generally discharged to the environment.

Michelin's water consumption amounted to 15m³ per ton of finished product, down 1.8% versus 2004.

2.2.2. Discharges to the aquatic environment

The main substances emitted by Group plants are Suspended Matter and residual hydrocarbons. Michelin monitors these emissions, together with the resulting Chemical Oxygen Demand (COD). These are not specific to Michelin's processes but inherent in most industrial activities. They are also partly due to sanitary sewers.

* covered by the "acidification" and "photochemical pollution" items as defined by the French ministerial decree of April 30, 2002.

Michelin uses its own water treatment plants for water used in processes such as metal wire drawing and synthetic rubber manufacturing.

Though the quantities involved are generally small, Group sites also monitor zinc oxide discharges from oxides that enter in the composition of its tires.

2.3. Ground level discharge

Michelin's operations do not generate continuous discharges into the ground or water tables.

The Group's approach to deal with the risk of accidental spillage is based on SMEM (Système de Management Environnemental Michelin). This comprises a set of physical measurements (ground protection, leak prevention) and instructions (production worker procedures for identified hazardous operations and remedial action in the event of an accident).

The Group's Environmental Standards provide for a high level of soil protection, reflecting the most stringent regulations in this field.

2.4. Waste

In 2005, the Group has striven to keep waste dumping to a minimum. While at constant scope, the gross amount of waste generated by production of one metric ton of tire rose 1.7% from 138kg to 140kg, the dumped volumes declined from 35kg to 33kg, which represents a 6.4% improvement.

2.5. Resource consumption

Energy

The Group's energy consumption by ton of finished product rose 1.8% to 17.4 GJ from 17.1 GJ at constant scope.

In 2005, the cross-functional entity set up at the end of 2004 to streamline plant power consumption through the promotion of best practices, drew up an energy audit method and a list of Group best practices and progress avenues. Site audits began in 2005 and all Group facilities will be reviewed within 3 years.

Finally, several renewable energy projects were launched. In Germany for example, 4 Michelin sites covered 23 hectares of roof with photovoltaic panels generating peak power of 9MW to local populations. The related CO_2 emission savings represent the equivalent of 5% of the emissions of all 4 sites.

2.6. Pollution Risk Prevention

The subject is treated in the above paragraphs, as well as in the "Industrial Risk" section page 140.

2.7. The Progress Approach

2.7.1. Certification and evaluation, statutory conformity guarantee

Introduction of SMEM (Système de Management Environnemental Michelin) enabled Group sites to obtain ISO 14001 certification. At the end of 2005, the Group produced 94.8% of its finished products in certified sites: the Group achieved a 4.8 point improvement versus 2004. The new sites certified in 2005 are located on 4 continents and include, over and above tire production sites, rubber tree plantations, Technology Center sites and semi-finished plants.

The Group's objective is for all sites acquired more than 5 years ago (whether industrial, Technology Center, logistics or plantation sites) to have implemented SMEM by the end of 2007. SMEM is in particular founded on compliance with local regulations applicable to Group activities, to which each site is committed. Over and above these obligations, the Group's Environmental Standards are even more stringent at times.

2.7.2. Internal Organization

To guarantee the robustness of risk analysis and the relevance of the solutions adopted, Michelin Group manages all of its environment, hygiene, safety at the workplace and industrial hazard prevention issues as part of a network.

The Environment and Prevention network comprises 130 experts, based in the different Group countries and Product Lines and supported by a dedicated team in each industrial, plantation and Technology Center site. The head of the Environment and Prevention network reports to the Group's Executive Council and manages a dedicated budget.

2.7.3. Employee training and information

SMEM specific training has raised environmental awareness on the part of the 70,000 or so employees of Michelin's certified sites. The training courses, which are tailored to each type of workstation, cover the main impact factors of site operations. In addition, employees benefit from regular refresher courses.



2.8. Provisions for environmental risks, environment-related expenditure

The aggregate "environmental risk" provisions amounted to EUR 14.9 million as at December 31, 2005.

In 2005, the Group spent EUR 27.2 million in industrial projects to enhance its environmental performance. The expenditure was broken down as follows. The amount was calculated on the basis of the definition of Recommendation n° 2003-R02 of October 21, 2003 of Conseil National de la Comptabilité Français that excludes routine maintenance, operating and waste elimination expenses from the scope of environmental expenditure. This only takes into account the "additional expenses" and therefore also excludes the environmental portion of industrial investments.

In EUR thousands	Investments	Operating charges	Total
Air pollution prevention	9,228	669	9,897
Surface water pollution prevention	4,139	719	4,857
Water table and soil pollution prevention	2,914	926	3,840
Other	7,083	1,529	8,612
Total	**23,364**	**3,842**	**27,207**

2.9. Other information

2.9.1. Odor and Noise Nuisance

Odor nuisance from Group operations, although entirely innocuous, are of concern for those factories which process certain types of natural rubber indispensable for tire manufacturing and are built in and around residential areas.

To deal with this issue, a dedicated workgroup developed in 2005 a standard approach for European sites based on effluent thermal oxidation. The solution, which is already in use in 3 factories, is being rolled out across Europe. The Group is researching into even more efficient and environment-friendly new techniques.

More generally, site teams supported by Group experts take every step to reduce the odor, sound or other nuisance generated by its industrial activities.

2.9.2. Relations with environmental protection associations

Wherever appropriate, Michelin Group fosters close ties with environmental protection associations and bodies dedicated to environmental respect.

For example:

- Michelin North America has joined several associations such as Alliance to Save Energy, whose aim is to promote energy savings, Smartways (a partnership between Michelin, its transportation providers and EPA, the American environment protection agency) to reduce transportation-related emissions and WAIT (Wildlife and Industry Together), for the protection of nature.
- in France, the Cholet factory has launched a project with the "Découverte de la Nature" association, consisting in transforming part of the factory's land into an entomological garden.

3. Data Recap Table

	2005	2004 *	2003 *	2005 / 2004
Water consumption	15.0 m³/t	15.3 m³/t	16.0 m³/t	– 1.8%
Energy consumption	17.4 GJ/t	17.1 GJ/t	17.3 GJ/t	+ 1.8%
of which: Michelin stationary sources	*10.6*	*10.5*	*10.8*	
Steam	*1.0*	*1.0*	*1.1*	
Power	*5.7*	*5.6*	*5.5*	
Greenhouse gas emissions	1.53 t/t	1.48 t/t	1.50 t/t	+ 3.3%
of which: Michelin direct stationary source emissions	*0.75*	*0.73*	*0.76*	
Indirect steam emissions	*0.11*	*0.12*	*0.12*	
Indirect energy emissions	*0.66*	*0.63*	*0.61*	
Sulfur dioxide emissions	1.65 kg/t	1.68 kg/t	2.18 kg/t	– 1.9%
Nitrogen dioxide emissions	1.01 kg/t	0.96 kg/t	1.08 kg/t	+ 4.5%
Volatile Organic Compound Emissions	4.27 kg/t	4.56 kg/t	4.77 kg/t	– 6.2%
Waste production	140 kg/t	138 kg/t	132 kg/t	+ 1.7%
Waste dumping volume	33 kg/t	35 kg/t	38 kg/t	– 6.4%
Environmental management (% of finished products manufactured at ISO 14001 certified sites)	94.8%	90.0%	90.0%	+ 4.8 pts

*2004 and 2003: pro forma data excluding Wheel operations.

For more information on Michelin Group's environmental policy, please refer to Michelin's Performance and Responsibility Report 2003-2004.



COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

Corporate financial statements of Compagnie Générale des Etablissements Michelin (CGEM) for the 2005 fiscal year show a profit of EUR 270,156,351.29 versus EUR 295,151,971.68 in 2004.

Operating income rose EUR 20 million to EUR 100.2 million. It includes the combined impact of EUR 36 million increase in royalties paid by the subsidiaries and EUR 18 million external cost increase corresponding in particular to the cost of compensations granted to spectators of the Indianapolis Formula 1 Grand Prix.

The EUR 38 million reduction in income from investments in securities results in particular from a reduction in dividends distributed by Manufacture Française des Pneumatiques Michelin during the period. The surplus of write-backs of financial provisions over new provisions only amounted to EUR 87 million in 2005 versus EUR 103 million in 2004. All of these factors account for the reduction in financial result.

Finally, CGEM's income tax amounted to EUR 11.2 million.

Concerning the balance sheet structure, note that the provision on Manufacture Française des Pneumatiques Michelin's shares was fully written back in 2005 in light of this subsidiary's position in the Group and the sustained recovery of its results.

Corporate accounts

Simplified income statement

(in EUR million)

	2005	2004
Operating income	398.8	372.9
Operating expenses	(298.6)	(292.5)
Operating result	**100.2**	**80.3**
Financial result	179.8	242.0
Current income before taxes	**280.0**	**322.4**
Non-recurring result	1.4	0.0
Income tax	(11.2)	(27.2)
Profit	**270.2**	**295.2**

Simplified balance sheet

(in EUR million)

	2005	2004
ASSETS		
Net intangible assets	0.3	0.0
Net property, plant and equipment	0.2	0.2
Net investments	5,286.7	5,088.7
Non-current assets	**5,287.1**	**5,088.9**
Receivables, prepaid expenses and accrued income	193.1	196.1
Cash equivalents	0.0	0.0
Cash	0.0	0.1
Current Assets	**193.1**	**196.1**
Total Assets	**5,480.2**	**5,285.0**

LIABILITIES AND EQUITY		
Shareholders Equity	**4,525.7**	**4,343.7**
Provisions for contingencies and charges	**-**	**-**
Financial liabilities	855.3	855.8
Other payables, deferred income and accrued expenses	99.2	85.5
Debt	**954.6**	**941.4**
Total Liabilities and equity	**5,480.2**	**5,285.0**

STATUTORY AUDITORS' REPORT on the financial statements

Translated from the original French language report

Year ended December 31, 2005

To the Shareholders,

In compliance with the assignment entrusted to us by the Shareholders, we hereby report to you, for the year ended December 31, 2005, on:

- the audit of the accompanying financial statements of COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN;
- the justification of our assessments;
- the specific verifications and information required by law.

These financial statements have been approved by the Managing Partners. Our role is to express an opinion on these financial statements based on our audit.

I - Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the Company's financial position and its assets and liabilities as of December 31, 2005 and of the results of its operations for the year then ended in accordance with the accounting rules and principles applicable in France.

II - Justification of our assessments

In accordance with the requirements of article L.823-9, al 1 of the French Commercial Code relating to the justification of our assessments, we bring to your attention the following matter:

- The note c) to the accounts discloses the accounting principles applied for the valuation of investments. The note "Provisions on investments" discloses a release of provision for depreciation for an amount of EUR 192.6 million on Manufacture Française des Pneumatiques Michelin's shares of which EUR 96.3 million were made by transfer to the specific "revaluation reserve" account.

When assessing the valuation assumptions of the Company, we reviewed the appropriateness of the valuation and impairment methodology applied to the investments and the correctness of the provision release and of its accounting treatment.

The assessments were made in the context of our audit of the financial statements, taken as a whole, and therefore contributed to the formation of the opinion expressed in the first part of this report.

III - Specific verification and information

We have also performed the specific verifications required by law in accordance with professional standards applicable in France.

We have no matters to report regarding the fair presentation and the conformity with the financial statements of the information given in the management report of the Managing Partners, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

As required by the law, we also verified that details of the identity of shareholders are disclosed in the Managing Partners' Report.

Neuilly-sur-Seine and Paris, March 7, 2006

PricewaterhouseCoopers Audit
Dominique PAUL

Corevise
Stéphane MARIE

Statutory Auditors
Members of the Compagnies Régionales de Versailles et Paris

STATUTORY AUDITORS' REPORT on the consolidated financial statements

Translated from the original French language report

Year ended December 31, 2005

To the Shareholders,

In compliance with the assignment entrusted to us by the Shareholders, we have audited the accompanying consolidated financial statements of COMPAGNIE DES ETABLISSEMENTS MICHELIN for the year ended December 31, 2005. These financial statements have been prepared for the first time in accordance with IFRSs as adopted by the EU. They include comparative information restated in accordance with the same standards in respect of financial year 2004, except for IAS 32, IAS 39 which have been applied as from January 1, 2005 according to the option offered by IFRS 1.

I - Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the Group as at December 31, 2005 and of the results of its operations for the year then ended in accordance with IFRSs as adopted by the EU.

II - Justification of our assessments

In accordance with the requirements of article L.823-9 of the French Commercial Code relating to the justification of our assessments, we bring to your attention the following matters:

- The note 1 to the accounts related to the basis of preparation of the consolidated financial statements presents the major assumptions and estimates used by the management, in particular with respect to impairment of non-financial assets and to employee benefits.

  We have examined the process applied for the determination by the management of the assumptions used and their implementation, as well as the corresponding information disclosed in the notes to the accounts.
- The note 8 to the accounts "Non-recurring income and expenses" mentions the modification of the post-retirement prescription drug plans for retirees and eligible active non union employees of Michelin North America in the United States.

  We have verified the appropriateness of the accounting treatment as described in this note.
- The note 17 to the accounts "Deferred tax assets and liabilities" presents deferred tax assets amounting to EUR 1 156 million.

  We have verified that the recognition of tax assets complies with the accounting rules and principles described in paragraph "Income tax" of the note 2 to the accounts and that no deferred tax assets are recognized for entities that would not yet have demonstrated their capacity to offset tax losses against profits.

These assessments were made in the context of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the formation of the opinion expressed in the first part of this report.

III - Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the Group report of the Managing Partners. We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.

Neuilly-sur-Seine and Paris, March 7, 2006

PricewaterhouseCoopers Audit
Dominique PAUL

Corevise
Stéphane MARIE

Statutory Auditors
Members of the Compagnies Régionales de Versailles et Paris

STATUTORY AUDITORS' SPECIAL REPORT on regulated agreements

Translated from the original French language report

Year ended December 31, 2005

To the Shareholders,

In our capacity as Statutory Auditors of your Company, we are required to report to shareholders on agreements involving directors that have been disclosed to us by the Company's management. Our responsibility does not include identifying any undisclosed agreements.

We have not been informed of any agreements governed by article L. 226-10 of the French Commercial Code.

Neuilly-sur-Seine and Paris, March 7, 2006

PricewaterhouseCoopers Audit
Dominique PAUL

Corevise
Stéphane MARIE

Statutory Auditors
Members of the Compagnies Régionales de Versailles et Paris

STATUTORY AUDITORS' SPECIAL REPORT on the shared transactions

(specified in the 9th, 10th, 11th, 12th, 14th and 15th resolutions)

Translated from the original French language report

Joint Shareholders Meeting of May 12, 2006

To the Shareholders,

In our capacity as Statutory Auditors of Compagnie Générale des Etablissements Michelin, and in accordance with the obligations placed upon us by the French Commercial Code (art. L.225-135, L.228-92), we hereby present our special report on the following transactions covered by the 9th, 10th, 11th, 12th, 14th and 15th resolutions, which you are being asked to approve:

- Increase of the Company's capital by the issuance of ordinary shares or securities giving access to capital (9th and 11th resolutions) with subscription rights being maintained.
- Increase of the Company's capital by the issuance of ordinary shares or securities giving access to capital with subscription rights being cancelled (10th, 11th and 12th resolutions).
- Increase of the Company's capital by issuing, without pre-emptive subscription rights, ordinary shares used to remunerate share contributions in the event of public exchange offerings or contribution in kind (14th resolution).
- Issuance of securities giving entitlement to debt instruments that do not give access to capital (15th resolution).

Based on their report, the Managing Partners are proposing within the ceiling set in the 18th resolution that you delegate to them authority for a period of 26 months to set the terms of these transactions and also that you cancel your pre-emptive subscription rights for the 10th, 11th, 12th and 14th resolutions.

We carried out our procedures in accordance with French auditing standards. These standards require us to carry out procedures to examine the propriety of the reason for the cancellation of the pre-emptive rights to shares issued and to check the terms for determining the issue price.

Neither the terms for determining the issue price nor the issue price of the shares to be issued have been set. We therefore do not express an opinion either on the final terms on which the issue will be carried out, or on the cancellation of your pre-emptive subscription rights as contained in the 10th, 11th, 12th and 14th resolutions, the principle of which is nonetheless consistent with the transaction you are being requested to approve.

In accordance with article 155-2 of the Decree of March 23, 1967, we will issue a further report when the issue in question is carried out by the Managing Partners.

Neuilly-sur-Seine and Paris, March 7, 2006

PricewaterhouseCoopers Audit
Dominique PAUL

Corevise
Stéphane MARIE

Statutory Auditors
Members of the Compagnies Régionales de Versailles et Paris

STATUTORY AUDITORS' SPECIAL REPORT on capital increases reserved for Company and Group subsidiary employees

(16th resolution)

Translated from the original French language report

Joint Shareholders Meeting of May 12, 2006

To the Shareholders,

In our capacity of Statutory Auditors of Compagnie Générale des Etablissements Michelin and in accordance with the obligations placed upon us by Article L. 225-138 of the French Commercial Code, we have prepared the present report on the project of capital increases reserved to employees of the Company or of Group subsidiaries as defined by Article L. 225-180 of the French Commercial Code.

The Managing Partners in accordance with Article L. 225-129-6 of the French Commercial Code and on the basis of their report are proposing that you delegate to them, for a period of 26 months, authority to set the terms of this transaction in accordance with Article L. 443-5 of the French Labor Code, and also that you cancel your pre-emptive subscription rights.

The total nominal amount of the capital increases allowed under this delegation is capped to Euro 6 million, or 2% of the current issued capital.

We carried out our procedures in accordance with French auditing standards. These standards require us to carry out procedures to examine the propriety of the reason for the cancellation of the pre-emptive rights to shares issued and to check the terms for determining the issue price.

Subject to subsequent examination of the terms of the proposed capital increase, we have no comment to make on the terms for determining the issue price as stated in the report of the Managing Partners.

Because the issue price has not been set, we do not express an opinion either on the final terms under which the capital increase will be carried out, or on the proposal to cancel your pre-emptive subscription rights, the principle of which is nonetheless consistent with the transaction you are being requested to approve.

In accordance with Article 155-2 of the Decree of March 23, 1967, we will issue a further report when the issue in question is carried out by the Managing Partners

Neuilly-sur-Seine and Paris, March 7, 2006

PricewaterhouseCoopers Audit
Dominique PAUL

Corevise
Stéphane MARIE

Statutory Auditors
Members of the Compagnies Régionales de Versailles et Paris

STATUTORY AUDITORS' SPECIAL REPORT on the granting of share subscription options to the Company's senior and executive managers, or those of Group subsidiaries

(17th resolution)

Translated from the original French language report

Joint Shareholders Meeting of May 12, 2006

To the Shareholders,

In our capacity of Statutory Auditors of Compagnie Générale des Etablissements Michelin and in accordance with the obligations placed upon us by Article L. 225-177 of the French Commercial Code and by Article 174-19 of the Decree of March 23, 1967, we have prepared the present report on the granting of share subscription options to the Company's senior and executive managers, or those of Group subsidiaries, as part of stock option plans, up to a maximum limit of 2% of the share capital, representing an overall ceiling of 3,000,000 shares.

It is the responsibility of the Managing Partners to prepare a report on the reasons for the granting of options giving the right to purchase or subscribe for shares and on the proposed terms for determining the subscription price or purchase price. Our responsibility is to express an opinion on the proposed terms for determining the subscription price or purchase price.

We carried out our procedures in accordance with French auditing standards. These standards require us to check that the proposed terms for determining the subscription price or purchase price are disclosed in the report of the Managing Partners, comply with the law, provide adequate explanation to shareholders and are not manifestly inappropriate.

We have no comment to make on the proposed terms.

Neuilly-sur-Seine and Paris, March 7, 2006

PricewaterhouseCoopers Audit Dominique PAUL	Corevise Stéphane MARIE

Statutory Auditors
Members of the Compagnies Régionales de Versailles et Paris



Design and production: W PRINTEL
Photos: © Michelin, © Michelin / Arnaud Childéric, © Michelin / DPPI, © Michelin / Pierre Soissons

Compagnie Générale des Etablissements Michelin
Michelin et Cie
headquarters: 12, cours Sablon • Clermont-Ferrand (Puy-de-Dôme) • France


2006 Financial Agenda
Annual Shareholders' Meeting May 12, 2006
Dividend distribution May 16, 2006
First Quarter 2006 Net Sales April 25, 2006
First Half 2006 Earnings July 28, 2006
Third Quarter 2006 Net Sales October 24, 2006
Net Sales 2006 February 2007*
Annual Results 2006 February 2007*
Meetings with Shareholders:
• Paris – Palais des Congrès October 18, 2006
• Montpellier May 29, 2006
• Bordeaux October 5, 2006
• Marseille October 9, 2006
• Lyon November 13, 2006
• Lille November 14, 2006
* These dates have been submitted for reference purposes only.

Investor Relations

Christophe Mazel
Jacques-Philippe Hollaender
+ 33 (0) 1 45 66 16 15
46, avenue de Breteuil
75324 Paris Cedex 07 – France
investor-relations@fr.michelin.com

Individual Shareholder Relations

Anne-Marie Vigier-Perret
+ 33 (0) 4 73 98 59 00
12, cours Sablon
63040 Clermont-Ferrand Cedex 9 – France
Toll-free calls in France: 0 800 000 222
actionnaires-individuels@fr.michelin.com

Media Relations

Fabienne de Brébisson
+ 33 (0) 1 45 66 22 22
46, avenue de Breteuil
75324 Paris Cedex 07 – France

Michelin

23, place des Carmes-Déchaux
63040 Clermont-Ferrand Cedex 9 – France
+ 33 (0) 4 73 32 20 00

www.michelin.com


MICHELIN
A better way forward


SEC FILE #82-3354


NOTICE OF MEETING

Mixed General Meeting of Shareholders

Friday, May 12, 2006

9:00 a.m.

at the Polydôme, Place du 1er-Mai, Clermont-Ferrand (Puy-de-Dôme), France

Conditions of entry to the General Meeting

Every Shareholder who is entered in the Company's register of Shareholders no later than five days prior to the day of the meeting will, regardless of the number of shares they hold, be entitled to attend the meeting or be represented at the meeting, either by another Shareholder or their spouse acting as proxy, or, for Shareholders who are not French residents, through the intermediary registered by them with the Company, subject to all statutory requirements being fulfilled.

Please let us know **BEFORE MAY 3, 2006** if you intend to be present. If not, please return to us as soon as possible the enclosed envelope containing a proxy form together with a postal vote form indicating your preferences.


MICHELIN
A better way forward



Dear Madam, Dear Sir
Dear Shareholder,

This year's Joint Annual Shareholders' Meeting will mark the end of Mr. René Zingraff's term as Managing Partner.

After a 43-year long career at Michelin, including 20 years in his capacity as Managing Partner and General Partner successively to Mr. François Michelin and to Mr. Edouard Michelin, Mr. René Zingraff, 69, has decided to retire. His departure was prepared for at the Annual Shareholders' Meeting held on May 20, 2005, when Mr. Michel Rollier was appointed Joint Managing Partner.

During the Ordinary Annual Shareholders' Meeting, you will, in particular, be asked to vote on the 2005 accounts and on the proposed dividend distribution.

This year, we will submit to your vote a EUR 1.35 dividend distribution per share for the financial year 2005, up 8% compared to the dividend for 2004, which had benefitted from a very substantial increase.

This additional increase is a further indication of our confidence in the future. Our sustained dynamic dividend distribution policy has contributed to Michelin's standing as one of France's blue chip companies.

In the Extraordinary session of the Annual Shareholders' Meeting, you will be asked to approve the renewal of a number of financial authorizations aimed at enabling the Company to carry out operations and seize opportunities of arranging financial means tailored to its needs.

You will also be asked to pronounce on capital increases reserved for Group and Group subsidiary employees, as well as on stock option plans and share purchase plans reserved for Group executives and staff.

Michelin is pursuing its cautious and fair stock option allocation policy started in 2002, it being stipulated that the maximum number of shares that could be issued under share subscription plans is capped at 2% of capital.

Each year, the Annual Shareholders' Meeting is an occasion for highlighting new aspects of your Company's activities, in Clermont-Ferrand. We also look forward to this opportunity of exchanging ideas and views with you and obtaining a greater insight into your expectations. We hope that you will be able to join us at this year's Annual Shareholders' Meeting, which Mr Zingraff will attend for the last time in his capacity as Joint Managing Partner.

Yours sincerely.

Edouard Michelin | Michel Rollier | René Zingraff


AGENDA

- Managing Partners' Report;
- Supervisory Board Report.

Items within the competence
of the Ordinary Shareholders' Meeting

- Reading of the Auditors' Reports on the consolidated and corporate accounts for financial year 2005 and their special report on the conventions described in Article L 226-10 of the French Commercial Code;
- Approval of the corporate accounts for 2005 and the operations described;
- Appropriation of profits for financial year 2005;
- Approval of the consolidated accounts for financial year 2005;
- Fixing Supervisory Board fees;
- Authorization for the Company to trade its own shares on the French Stock Market;
- Authorization for the Company to issue a bond loan for a total par value of one billion euros or the equivalent in cash.

Items within the competence
of the Extraordinary Shareholders' Meeting

- Reading of the Special Reports drawn up by the Auditors;
- Amendment to Articles 1 and 3 of the Company by-laws as a result of Mr. René ZINGRAFF's retirement as Managing Partner and General Partner;
- Delegation of authority to the Managing Partners with the purpose of increasing the Company's capital by a par value corresponding to a maximum amount of one hundred million euros, that is a maximum of 35% of the Company's present capital, by the issuance of ordinary shares or securities giving access



to capital, with Shareholders' pre-emptive subscription rights being maintained;

- Delegation of authority to the Managing Partners with the purpose of increasing the Company's capital by a par value corresponding to a maximum amount of forty-three million euros, that is a maximum of 15% of current equity, by the issuance of ordinary shares or securities giving access to capital, with Shareholders' pre-emptive subscription rights being canceled;

- Authorization given to the Managing Partners with the purpose of increasing the number of shares to be issued in the event of surplus demands pursuant to the above two proposals to increase capital;

- Authorization given to the Managing Partners with the purpose of determining the issuing price of ordinary shares or all other securities giving access to capital, in the event of the cancellation of the Shareholders' pre-emptive subscription rights, capped at 10% of the Company's capital per year;

- Authorization given to the Managing Partners with the purpose of increasing the Company's capital by a maximum par value amount of eighty million euros through the incorporation of reserves;

- Authorization given to the Managing Partners with the purpose of increasing Company capital by issuing, without pre-emptive subscription rights, ordinary shares to remunerate a contribution of stock in the event of a public exchange offer or a contribution in kind;

- Authorization given to the Managing Partners with the purpose of issuing securities having a value of one billion euros giving entitlement to debt instruments that do not give access to capital;

- Authorization given to the Managing Partners with the purpose of increasing the capital by a maximum par value of six million euros, or 2% of current equity, by the issuance of shares reserved for Company Employees;

- Authorization given to the Managing Partners with the purpose of allocating share subscription or share purchase options to Group and Group subsidiary executives and employees, representing a maximum par value of six million euros, or 2% of current equity;

- Limitation of the global par value for one hundred million and one billion euros respectively of the capital increases and the issuance of debt securities or debt instruments giving or not access to the capital, itemized in the seventh, ninth, tenth, fourteenth and fifteenth resolutions;

- Amendment of the by-laws to comply with regulatory requirements involving amendment of articles 19, 24, and 26 of the by-laws.


BRIEF SUMMARY

OVERVIEW

With the notable exception of the Truck Replacement (-4.7%) and the Passenger car and Light truck Original Equipment markets in Europe (-0.7%) and in the United States (-0.3%), tire markets posted reasonable growth worldwide. Passenger car and Light truck replacement markets were also generally supportive.

In mature markets, Truck Original Equipment experienced remarkable growth in Europe and North America (+4.0% and +7.7% respectively), although the year end was characterized by a strong trend reversal.

Growth in Asian countries remained strong, driven chiefly by China, where markets were up +15% in Truck Original Equipment and +18% in Passenger car and Light truck Replacement.

In South America, in a globally buoyant environment, Brazil was characterized by a weak Truck replacement market, down by 7.7%.



Michelin in its markets

In Europe, where **Passenger car and Light truck** Replacement markets posted moderate 1.6% growth and Original Equipment markets declined slightly, the Group pursued its mix enrichment strategy.

The Group's pricing policy, which aims at offsetting high raw material costs, was challenged by a number of aggressive pricing campaigns launched by some competitors, especially at the beginning of the year.

Nevertheless, thanks to a highly positive price-mix effect, sales in value improved noticeably. A continued targeted growth policy allowed a 5% increase of the average sales price. The mix improvement trend was highlighted by a particularly good winter season: the Group gained market shares in Nordic countries, notably with the successful launch of the Michelin X-Ice North tire range.

In North America, the Replacement markets ended the year up by 2.3% versus 2004. This increase in volumes was accompanied by qualitative growth sustained by the progress recorded in segments and brand mixes. Private and associate brand sales were down sharply, while the Group's flagship brands won market share.

The two price increases passed during the year stuck, and so served to offset raw material cost inflation.

In Original Equipment year-end markets were slightly below 2004 at -0.3%.

Unit average selling prices rose in line with the price increases passed with OEM customers. It is worth noting that the Group increased its portfolio of Asian and European OEMs.

In Asia, Replacement markets rose by about 5%, driven by China, whose market was up more than 17%. In this country, Group sales increased sharply, with the Michelin brand gaining significant market share.

In Europe, the downward trend in **Truck** Original Equipment markets which began in the third quarter accelerated in the fourth quarter; the Group's market share reached a satisfactory level after implementation of its policy aimed at striking a better balance between OE and replacement operations.


BRIEF SUMMARY

In Replacement, after the strong decline of the first half, markets turned around in the fourth quarter of 2005 (+0.8% versus the last quarter of 2004 which had been particularly weak). Over the year, the market was down by 4.7%: in a dull economic environment, both retail customers and users adapted their purchasing policy. Indeed, fleets tended to use their tires beyond usual wear levels and we observed lower inventories at retail customer warehouses. Against this background, Michelin saw its market share erode a little.

The Group's distribution operations were most hit by the strong decline of the replacement market.

In North America, in Replacement, markets were stable over the year at +0.2%, benefiting in the first half from truck manufacturer purchases owing to shortages in the Original Equipment market. In North America, Michelin delivered a solid performance, as the Group consolidated its position in the region's three countries: United States, Canada and Mexico. The price increases implemented in 2005 stuck. The positive product mix effect was enhanced by successful new product launches: Michelin X-One, Michelin XZ US and Michelin XDN2. These also helped to increase the average selling price.

The retreading activity expanded in particular with new workshops openings in 2005, in order to offer customers a full range of services.

In Original Equipment, markets followed the same trends as in Europe: significant growth in the first half, followed by a sharp slowdown in the second half. In these circumstances, the Group posted a very satisfactory performance: it increased its penetration of local car manufacturer markets by leveraging available capacities in Europe.

In **Earthmover** tire markets, as expected, the year was marked by strong tensions: some 10% of OEM demand was not met by tiremakers. Michelin strengthened its positions among professional users by focusing on services and advice to make the most of tires and increase their longevity. The Group successfully increased volumes sold, in spite of industrial capacity restraints. It was also able to pass price increases to offset the raw material cost increases, particularly strong for these specialty tires. Operating margin, therefore, posted healthy growth.



The **Agricultural** replacement tire market recorded a strong -6% decline in Europe and -8% in North America. The OE markets experienced a reversal after a good first four months and finished the year down by 5%. In this environment, the Group's performance was mixed: in Europe, Group sales suffered from supply problems and declined significantly; in North America, on the other hand, the Group posted new market share gains thanks to further radialization, which it actively promotes.

In 2005, **Motorcycle** tire markets grew slightly in Europe and were stable in Japan while buoyant in North America. Continued success of sports radial ranges allowed Michelin to globally strengthen its positioning on the major world markets.

Aircraft tire markets were boosted by continued strong growth (+8%) in the passenger airline industry. The product mix improved as radialization made further progress. This segment saw an improvement in its results, which also reflected successful price increases.

Maps & Guides maintained market share in globally weak markets. 2005 saw several successful commercial launches (Red Guide New York, new "Voyager Pratique" collection, new range of road atlases).

ViaMichelin's continued expansion on a highly buoyant market was sustained by the launch in November 2005 of "ViaMichelin X-930", a hand-held navigation device. ViaMichelin.com's European leadership is further consolidated by the strong expansion of Web-based transactions.


BRIEF SUMMARY

Results for the year

Consolidated Group net sales rose 3.6% in 2005 compared to the previous year. This change can be explained by the following factors:

- Positive (+0.9%) impact from currency fluctuations, in particular due to the increase of the Polish Zloty (+12.6%), the Canadian dollar (+7.1%) and the Brazilian Real (+19.6%) versus the euro;
- Negative (-1.8%) volume impact mainly attributable to the drop in European Truck markets and to the decline in the Group's sales volumes for Passenger car and Light truck for private and associate brands in the US, in particular;
- Positive (+5.1%) price-mix effect at constant exchange rates: this result reflects both the Group's successful policy of offsetting the negative impact of high raw material inflation through price increases and further brand and segment mix enrichments;
- Negative (-0.5%) scope effect relating to disposal in May 2005 of Michelin's Wheel operations.

Group operating margin before non-recurring items was 8.8%. Operating income before non-recurring items rose 5% to EUR 1,368 million:

For the third consecutive year, the Group had to manage a very sharp escalation in raw material costs (+15% at constant currency). Since January 2001, the aggregate raw material price increase amounted to +62% in US dollars. In absolute value, this impact translated into an additional EUR 455 million charge for 2005 alone.

Energy and freight and transportation cost increases also contributed to a higher cost of sales.

These additional costs were however fully offset by price increases across Group regions and by further product mix improvements.

Moreover, costs as a percentage of sales were reduced significantly from 23.4% in 2004 to 21.7% in 2005 due to tighter



control over Sales, General and Marketing and R&D costs. This reduction helped compensate for the industrial cost increases mainly generated by production adjustment measures in the second half. Those measures, however, enabled the Group to control inventory levels, in the context of declining Truck tire demand in Europe and Passenger car and Light truck demand for private and associate brands in North America.

Overall, the Group's operating margin before non-recurring items improved slightly to 8.8% versus 8.7% in 2004.

The following factors helped maintain the operating margin of **Passenger car and Light truck and related distribution operations** at a satisfactory 9.1%:

- Price increases fully offsetting higher raw material costs;
- Continuing progress in the segment mix with an excellent winter season, and growth of the high performance segment in North America;
- Brand mix improvements, as the Michelin and BFGoodrich brands gained market share, especially in North America and China;
- Control over sales and R&D expenses.

The -1.3 pt drop in **Truck and related distribution operations** operating profits mainly resulted from an unfavorable change in the respective share of OE and replacement in Group sales: while the share of Original Equipment sales increased, the more profitable replacement business was hit by a bearish European market.

At 7.1%, the operating margin of **Specialty operations** (Specialty tires, Maps and Guides, ViaMichelin and Michelin Lifestyle) increased sharply compared to 2004, the segment achieving profit levels on par with the other two Group segments. This performance not only reflects such economic factors as pressure on Earthmover tire markets, but also Group fundamentals such as better valuation of its products and service offering as well as technical and qualitative improvements in Specialty tire markets.

Net income rose 35.9% to EUR 889 million.

The EUR 235 million year-on-year increase in net income resulted from:

- EUR 65 million increase of operating income before non-recurring items;


BRIEF SUMMARY

- EUR 206 million non-recurring net profit corresponding to:
  - EUR 256 million non-recurring gain due to the decrease in the Group's discounted future liabilities in the U.S. This is related to the modification by Michelin of its medical coverage plans for many of its retirees, following the implementation of the "Medicare Part D" plan,
  - EUR 50 million charges chiefly corresponding to the restructuring costs of the Poitiers site in France;
- EUR 45 million financial expenses mainly driven by higher US dollar interest rates;
- EUR 80 million tax burden increase due to higher taxable income.

Free cash flow was impacted by a temporary increase in working capital requirements and by the Group's investment program geared to long-term growth.

Cash from operations declined EUR 291 million to EUR 1,031 million owing in particular to inventory appreciation of +EUR 203 million (reflecting the impact of higher raw material costs over the value of inventories), a sharp +EUR 171 million increase in account receivables resulting from high sales in the last two months of 2005.

After accounting for gross investment of EUR 1,336 million, free cash flow is a negative –EUR 124 million, compared to +EUR 266 million in 2004.

Shareholders' equity and net debt increased in the period; gearing was stable at 90% as at December 31, 2005, versus January 1, 2005.

Note: As at December 31, 2004, gearing amounted to 93% under IFRS. After implementation of IAS 32 and 39 on January 1, 2005, gearing amounted to 90%.

Group Shareholders' equity increased EUR 880 million during the financial year owing in particular to the year's net income of +EUR 889 million.

At the same time, the +EUR 791 million increase in net financial debt can be attributed to the following factors:

- The +EUR 322 million impact of currency conversion on debt. This is mainly due to US dollar appreciation against the euro between December 31, 2004 and December 31, 2005, which increased the cost of US dollar-denominated debt;



- EUR 221 million dividends distributed during the year;
- EUR 124 million negative free cash flow financing;
- EUR 151 million fair value accounting of put option contracts related to Group subsidiary minority interests.

Gearing remained stable at 90%, thus ensuring the Group retains its financial flexibility.


BRIEF SUMMARY

Compagnie **Générale des Établissements Michelin (CGEM)**

The Financial Statements of Compagnie Générale des Etablissements Michelin (CGEM) for the 2005 fiscal year show a profit of EUR 270,156,351.29 versus EUR 295,151,971.68 in 2004.

Operating income rose EUR 20 million to EUR 100.2 million. It includes the combined impact of +EUR 36 million royalties paid by the subsidiaries and -EUR 18 million external cost increases corresponding in particular to the cost of compensations granted to spectators of the Indianapolis Formula 1 Grand Prix.

The -EUR 38 million reduction in income from investments in securities results in particular from a reduction in dividends distributed by Manufacture Française des Pneumatiques Michelin during the period. The surplus from financial write-backs of provisions compared to new provisions only accounted for EUR 87 million in 2005 versus EUR 103 million in 2004. All these factors account for the reduction in financial result.

Finally, CGEM's tax burden amounted to EUR 11.2 million.

Concerning the balance sheet structure, it is to be noted that the provision on Manufacture Française des Pneumatiques Michelin's shares was fully written back in 2005 in light of this subsidiary's position in the Group and the sustained recovery of its results.



Outlook **2006**

2006 markets should be relatively buoyant, with rebound expected in the European truck tire market. Original equipment passenger car and light truck markets should remain weak while truck market growth, dynamic in 2005, should be more subdued in 2006.

Michelin believes that in 2006 raw material prices should stabilize close to year-end 2005 levels. However, the massive increase recorded throughout last year will have a negative 11% or so impact compared to 2005 average raw material costs.

Michelin will seek to limit this impact, in particular through the price increases implemented at the end of 2005 and those announced for early 2006. Raw material cost increases, nevertheless, will mechanically weigh on Group margins.

Against this background, Michelin's objectives for 2006 are to generate a higher operating income and an operating margin equivalent to that of 2005; the Group reiterates and strengthens its targeted growth strategy and its cost reduction efforts.


LIST OF RESOLUTIONS

ORDINARY Resolutions

Proposed Resolutions:

1st resolution: Approval of 2005 corporate accounts.

2nd resolution: Appropriation of profits.

3rd resolution: Approval of 2005 consolidated accounts.

4th resolution: Reading of the Statutory Auditors' special report on regulated agreements.

5th resolution: Fixing Supervisory Board Member fee.

6th resolution: Renewal of the share buyback program.

7th resolution: Bond issue authorization for a maximum amount of one billion euros (EUR 1,000,000,000).

■ The purpose of the first two resolutions is to review and approve financial year 2005 corporate accounts and appropriation of profits.

Shareholders are invited to approve the operations reflected in the Company's income statement and balance sheet submitted, and to decide on the appropriation of the EUR 270,156,351.29 profit.

After allocation of the statutory reserve in an amount of EUR 120 equal to one tenth of current equity and after deduction of the General Partners' statutory share, or EUR 8,894,230.50, the EUR 261,262,000.79 balance, plus retained earnings of EUR 163,141,247.14, amounts to a total of EUR 424,403,247.93 available for distribution to the Shareholders.

Based on this balance, we ask the Shareholders to approve a EUR 1.35 dividend distribution per share for financial year 2005, up 8% versus financial year 2004.

If approved, the dividend would be paid on May 16, 2006.



For references purposes, we note the following data for the previous two financial years:

(IFRS-Compliant accounts)	2005	2004
Net assets per share	31.5	24.2
Basic earnings per share	6.13	4.46
Diluted earnings per share	6.12	4.46
PER	7.7	10.6
Dividend per share	1.35	1.25
Distribution rate	22%	28%
Dividend yield	2.8%	2.6%

■ The purpose of the third resolution is to review and approve financial year 2005 consolidated accounts, which show a net profit of EUR 889,423,049.62.

The Shareholder's Guide sent to each Shareholder along with the notice of meeting presents an analysis of consolidated accounts and the changes compared to the previous year.

Moreover, the Annual Report is available on www.michelin.com and can also be mailed to Shareholders on request.

■ The fourth resolution concerns the Statutory Auditors' special report on regulated agreements.

The law requires that the auditors submit a report to the Annual Shareholders' Meeting, setting out those regulated agreements entered into during the previous financial year between the Company and any of its Managing Partners, members of the Supervisory Board or any Shareholder holding more than 10% of the voting rights.

This special report on regulated agreements notes that no such agreement was made during 2005.


LIST OF RESOLUTIONS

■ The purpose of the fifth resolution is to approve the proposed annual Supervisory Board fee of EUR 320,000, consistent with the Board and its committees' new control missions. This global annual attendance fee is reasonable and in line with current practice in companies of Michelin's size.

■ The sixth resolution concerns renewal of the authorization for the Company to trade in its own shares. This renewal is for a period of eighteen months, on the following basis: EUR 70.00 maximum purchase price and EUR 40.00 minimum selling price.

This authorization would replace that granted for the same purpose by the Annual Shareholders' Meeting of May 14, 2004, stressing that it was not used in 2005 and that no liquidity contract with an investment bank has been concluded by the Company to this date.

■ The seventh resolution concerns the authorization for the Company to issue bonds for a maximum amount of one billion euros (EUR 1,000,000,000).

Extraordinay **Resolutions**

Proposed Resolutions:

8th resolution: Amendment of the Company's by-laws as a result of Mr René Zingraff's retirement as Managing Partner and General Partner.

Resolutions 9th to 18th concern the authorization for the Managing Partners to carry out the following types of financial operations:

9th resolution: Increase of the Company's capital by the issuance of ordinary shares or securities giving access to capital with subscription rights being maintained.

10th resolution: Increase of the Company's capital by the issuance of ordinary shares or securities giving access to capital with subscription rights being canceled.

11th resolution: Authorization given to the Managing Partners to increase the amount of shares to be issued in case of surplus demand within the framework of capital increases pursuant to the 9th and 10th resolutions.



12th resolution: Authorization given to the Managing Partners to determine the issuing price of ordinary shares or any other securities giving access to capital, in the event of cancellation of the Shareholders' pre-emptive subscription rights, capped at 10% per financial year of the Company's capital.

13th resolution: Capital increase through incorporation of reserve, profits, issue premium or contribution premium.

14th resolution: Authorization given to the Managing Partners to increase the Company's capital by issuing, without pre-emptive subscription rights, ordinary shares used to remunerate share contributions in the event of public exchange offerings or contributions in kind.

15th resolution: Issuance of securities giving entitlement to debt instruments that do not give access to capital.

16th resolution: Capital increases reserved to Group and Group subsidiary employees.

17th resolution: Granting of share subscription options to the Company's senior and executive managers, or those of Group subsidiaries, as part of stock option plans.

18th resolution: Capping the global amount:

- capital increases under the 9th, 10th and 14th resolutions;
- issuance of debt securities or instruments giving or not access to capital under the 7th, 9th, 10th and 15th resolutions.

(Please refer to page 23 of this notice for a table summarizing these authorizations and delegations)

19th resolution: Harmonization of the by-laws with the new regulatory requirements.

■ The eighth resolutions purposes to amend articles 1 and 3 of the Company's by-laws subsequent to Mr René Zingraff's retirement as Managing Partner and, consequently, as General Partner. Mr Zingraff's retirement had been announced at the General Shareholders' Meeting held on May 20, 2005, when Mr. Michel Rollier was appointed Joint Manager to order to prepare for a smooth transition before Mr Zingraff retires.

■ The ninth resolution concerns increases in capital by the issuance of ordinary shares or securities giving access to capital, such as convertible bonds or share purchase warrants, with Shareholders' pre-emptive subscription rights being maintained. The total par value of the capital increases shall not exceed one hundred million euros (EUR 100,000,000), that is 35% of the company's present equity, and the total par value of debt instruments giving immediate


LIST OF RESOLUTIONS

or eventual access to the capital shall be capped at EUR one billion (EUR 1,000,000,000).

■ The tenth resolution concerns increases in capital by the issuance of ordinary shares or securities giving access to capital, with Shareholders' pre-emptive subscription rights being canceled. In compliance with the legal provisions, the price of share issuance shall be at least equal to the weighted average of the last three days of stock market prices before fixing the price, discounted, where applicable, by a maximum of 5%. The total par value of capital increases shall not exceed forty-three million euros (EUR 43,000,000), that is 15% of the company's present equity and the total par value of debt instruments giving immediate or eventual access to the capital shall not exceed seven hundred million euros (EUR 700,000,000).

■ The eleventh resolution purposes to authorize the Managing Partners to increase the number of shares to be issued in the event of excess demand in the context of capital increases liable to be made in virtue of the 9th and 10th resolutions. The increase in the number of shares shall not exceed 15% of the initial issuance, and the issuing price shall be the same as that retained for this issuance, within the limits of the caps set for the 9th and 10th resolutions respectively.

■ The twelfth resolution confers on the Managing Partners the ability to determine the issuing price of ordinary shares or securities giving access to capital in the event of the cancellation of pre-emptive subscription rights and within the annual limit of 10% of the capital. The issuing price would then correspond to:

- either the weighted average of the share prices over a maximum period of six months prior to the date on which the issuing price is fixed;
- or the weighted average share price on the stock market day prior to the fixing of the issuing price.

The maximum discount possible in both of the above cases would be 5%.

■ The thirteenth resolution purposes to increase company capital by the incorporation of reserves, issuance premiums or contribution premiums, by a maximum amount of eighty million euros (EUR 80,000,000).

■ The fourteenth resolution concerns the increases in company capital by issuing, without pre-emptive subscription rights,



ordinary shares used to remunerate a contribution of stock in the event of public exchange offers or contributions in kind. The amount of these increases in capital shall be paid out of the global cap of forty-three million euros (EUR 43,000,000) as indicated in the 10th resolution.

- The fifteenth resolution purposes to issue securities entitling holders to the attribution of debt instruments not giving access to capital, such as subordinated shares for an indeterminate period corresponding to a maximum amount of one billion euros (EUR 1,000,000,000).

- The sixteenth resolution concerns increases in capital reserved for directors and personnel of the Company and French or non-French Group companies as part of the Employee Shareholder Plan limited to a maximum part value of six million euros (EUR 6,000,000), that is 2% of the Company's present capital.

- The seventeenth resolution relates to the renewal of the authorization for the attribution of purchase or subscription options in the Company to Company Directors and the personnel of French or non-French Group companies in order to be able to continue the reasonable and cautious stock options policy which has been implemented since 2002, it being emphasized that the number of shares issued by share subscription on account of this authorization would be limited to 3,000,000, that is 2% of the Company's capital.

The deadline for exercising both of these options shall not exceed ten years after the date of attribution. The subscription or purchase price must be within the limits authorized by the legal provisions prevailing at the moment of attribution and, under no circumstances, shall the subscription or purchase price be less than the average of the share's listed price in the course of first twenty stock market sessions prior to the day on which these options are attributed.

This authorization shall replace, for the unused par value amount, the decision taken on the same matter at the Annual Shareholders Meeting held on May 14, 2004. It is to be noted that this Meeting authorized the attribution of share purchase or share subscription options while restricting the number of shares issued by the exercise of the options to 2,000,000 and that this authorization has been used to issue 1,131,850 subscription options in the implementation of two plans as described below:


LIST OF RESOLUTIONS

Attribution date	Exercice date	Expiration date	Number of options attribued	exerciced	canceled	Balance	Exercise price in euros
May 2005	May 2009	May 2014	218,500 (1)	0	0	218,500	48.00
November 2005	November 2009	November 2014	913,350	0	1,200	912,150	48.00
Total			**1,131,850**	**0**	**1,200**	**1,130,650**	

(1) Of which 10,000 revert to each member of the Group's Executive Council.

The duration of each delegation or authorization is specified in the table on Page 23 of this notice.

■ The eighteenth resolution seeks to cap the global amount of the following:

- Capital increases liable to be performed pursuant to the 9th, 10th and 14th resolutions to be limited to a par value amount of one hundred million euros (EUR 100,000,000);
- The issuance of debt securities or instruments of debt giving or not giving access to capital, pursuant to the 7th, 9th, 10th, and 15th resolutions, to be limited to a par value amount of one billion euros (EUR 1,000,000,000).

■ The nineteenth resolution concerns the harmonization of the text in articles 19, 24 and 25 of the Company's by-laws with the new legal provisions referring to, on the one hand, regulated agreements and, on the other hand, the quorum required to hold ordinary and extraordinary Shareholders Meetings.



Recap of the proposed delegations
and authorizations for the Joint Shareholders' Meeting to be held on May 12, 2006

Issues with pre-emptive rights

Securities concerned	Resolution n°	Term of authorization (expiry)	Maximum number of issues on the basis of a EUR 52 price (in euros)	Maximum nominal amount of capital increase in euros
Capital increase (ordinary shares and securities giving access to capital)	9th	26 months (July 2008)	2.6 billion	100 millions (1) (2) or 35% of current issued capital
Capital increase through incorporation of reserves	13th	26 months (July 2008)	2.08 billion	80 million

(1) Capping of global nominal amount of capital increase for operations authorized under the 9th, 10th and 14th resolutions (18th resolution).

(2) Amount liable to be increased by a maximum of 15%, in the event of surplus demands and within the ceiling limits respectively set forth in the 9th and 10th resolutions (11th resolution).


LIST OF RESOLUTIONS

Recap of the proposed delegations
(following)

Issues without pre-emptive rights

Securities concerned	Resolution n°	Term of authorization (expiry)	Maximum number of issues on the basis of a EUR 52 price (in euros)	Maximum nominal amount of capital increase in euros
Capital increase (ordinary shares and securities giving access to capital)	10th	26 months (July 2008)	1.12 billion	43 million (2) (3) or 15% of current issued capital
Capital increase (ordinary shares) to remunerate share contributions in the event of public exchange offerings or contributions in kind	14th	26 months (July 2008)	1.12 billion	43 million (4)

Issues reserved to employees

Securities concerned	Resolution n°	Duration of authorization (expiry)	Comments
Capital increase	16th	26 months (July 2008)	capped at 2% of current issued capital
Stock options (share subscription and/or purchase options)	17th	38 months (July 2009)	capped at 2% of current issued capital Call price set at par value

Debt instruments not giving access to capital / bond issues

Securities concerned	Resolution n°	Term of authorization (expiry)	Issue maximum nominal amount (EUR)
Issuance of securities giving entitlement to debt instruments that do not give access to capital	15th	26 months (July 2008)	1 billion (5)
Bond issues	7th	5 years (May 2011)	1 billion (5)

Share buyback program

Securities concerned	Resolution n°	Term of authorization (expiry)	Comments
Shares	6th	18 months (November 2007)	Statutory limit of 10% of the capital Maximum buying price: €70 Minimum selling price: €40

(2) Amount liable to be increased by a maximum of 15%, in the event of surplus demands and within the ceiling limits respectively set forth in the 9th and 10th resolutions (11th resolution).

(3) Authorization to determine the issuing price of ordinary shares, capped at 10% of the Company's capital per year (12th resolution).

(4) Amount deducted from global ceiling set forth in the 10th resolution.

(5) Capping of the global nominal amount of all bond or debt issues giving access to capital or not, authorized by the 7th, 9th, 10th and 15th resolutions (18th resolution).


RESOLUTIONS

Ordinary Resolutions

First resolution

Approval of 2005 corporate accounts

The Annual Shareholders Meeting, having heard the Managing Partners' Report, the Auditors' Report and the Report of the Supervisory Board, hereby approves the Company's accounts for 2005 and the resulting profit recorded therein of EUR 270,156,351.29.

The Annual Shareholders' Meeting hereby approves the operations described in the above accounts and reports, specifically and insofar as necessary, those affecting the various reserve accounts.

Second resolution

Appropriation of profits for financial year 2005

Upon recommendation by the Managing Partners and as approved by the Supervisory Board,

The Annual Shareholders' Meeting, in consideration of a profit for the year of	€270,156,351.29
The reserve account will amount to the minimum statutory 10% or	€120.00
Of capital	€8,894,230.50
Less the General Partners' statutory share in the amount of	€261,262,000.79
Resulting in a balance of	€163,141,247.14
Représente Augmented by profits brought forward of amounting to a distributable sum of	€424,403,247.93

Hereby rules as follows:

I - To distribute a total amount of €193,573,293.75 which amounts to a dividend of €1.35 per share.



The date of expiry for dividend entitlements shall be May 16, 2006, upon which date shares shall be quoted net of their dividend entitlement for financial year 2005.

Note that the proposed dividend is eligible to a 40% tax rebate to the benefit of individuals whose fiscal residence is in France.

Dividends distributed in respect of the 3 previous financial years are shown in the following table:

		Total Earnings per share		
Financial year	**Dividends Distributed (in euros)**	**Dividends**	**Tax Credit (1)**	**Total earnings**
2002	131,867,238.90	0.93	0.465	1.395
2003	133,349,933.25	0.93	0.465	1.395
2004	179,233,781.25	1.25		

(1) Tax credit was abolished from January 1, 2005.

II - To transfer the balance of EUR 230,829,954.18 to "Profits carried forward".

Third resolution

Approval of 2005 consolidated accounts

The Annual Shareholders' Meeting, having heard the Managing Partner's Report, the Auditors' Report and the Report of the Supervisory Board, hereby approves the consolidated accounts for 2005 and the profit recorded therein of EUR 889,423,049.62.

Fourth resolution

Regulated Agreements

Annual Shareholders' Meeting, having heard the Special Auditors Report on regulated agreements pursuant to article L 226-10 of the French Commercial Code (Code de Commerce), hereby approves said reports and duly records that there are no such agreements to be submitted for approval.


RESOLUTIONS

Fifth resolution

Supervisory Board fee

The Annual Shareholders' Meeting, having heard the Managing Partners' Report and the Report of the Supervisory Board, fixes at EUR 320,000 the global annual fee allocated to the Supervisory Board.

Sixth resolution

Authorization for the Company to trade in its own shares on the Stock Market

The Annual Shareholders' Meeting, having heard the Managing Partners' Report and the Report of the Supervisory Board,

Hereby authorizes the Company to trade in its own shares, pursuant to article L 225-209 of the French Commercial Code (Code de Commerce), subject to the following conditions:

- the maximum purchase price shall be EUR 70.00;
- the minimum selling price shall be EUR 40.00;
- the number of shares purchased shall not exceed 10% of the total number of equity shares, or a maximum amount of EUR 1,003,713,340;
- the term of this authorization shall be 18 months starting from the present date.

In the event of a capital increase by way of incorporation of reserves and the allotment of free shares, or in the event of a share split or share combination, the above prices shall be adjusted by the application of a multiplier coefficient which shall be equal to the ratio between the number of equity shares before and after the operation concerned.

This authorization purposes to enable the Company to avail itself of the right to trade in its own shares for the purposes of:

- the custody, sale or remittance by way of exchange or transfer of shares in lieu of payment, specifically for the purposes of financial transactions such as acquisitions or the issue of shares conferring direct or indirect access to equity capital;
- the granting of shares to the Company's senior and executive managers, or those of Group subsidiaries, as part of stock option plans;
- the cancellation of shares, whether in all or in part, for the purposes of optimizing the Company's share capital and net earnings per share;



- The regularization of the Stock Market share price or share liquidity by an investment services provider under a liquidity contract drafted in accordance with the ethical practices charter adopted by the French Stock Market Regulatory Authorities *(Autorité des Marchés Financiers)*.

Shares may be acquired at any time, on a single occasion or number of occasions, whether in the market, by mutual agreement, or by any other means and more specifically by way of the transfer of blocks of shares, the purchase of share options or the use of derivative products.

For the purposes referred to above, the Annual Shareholders' Meeting hereby assigns to the Managing Partners, or any one of the Managing Partners, full authority to enter into contracts, complete all declarations and formalities and, more generally, to conduct any and all measures as shall be necessary for the implementation of decisions taken as a result of this authorization.

This authorization supersedes the resolution adopted for the same purpose by the Ordinary Annual Shareholders' Meeting of May 20, 2005.

Seventh resolution

Bond issues

The Annual Shareholders' Meeting, having heard the Managing Partners' Report and the Report of the Supervisory Board,

Authorizes one or several bond issues for a total par value of EUR 1 billion or the equivalent in any other currency.

The Annual Shareholders' Meeting gives the Managing Partners, or one of them, all the necessary powers to carry out the bond issues and to fix their terms and conditions.

The term of this authorization shall be 5 years starting from the date of the present Meeting.


RESOLUTIONS

Extraordinary Resolutions

Eighth resolution

Amendment of the Company's by-laws as a result of Mr René Zingraff's retirement as Managing Partner and General Partner

The Annual Shareholders' Meeting, having heard the Managing Partners' report and the report of the Supervisory Board, having taken due note of the consent of each of the General Partners, and ruling under the applicable quorum and majority conditions for Extraordinary Shareholders' Meetings,

Takes note of Mr René ZINGRAFF's retirement as Managing Partner and consequently as General Partner,

And decides accordingly to amend the text of articles 1 and 3 of its by-laws as follows:

Article 1 – The text of paragraphs 2 and 3 is changed to read as follows:

"Mr Edouard MICHELIN and Mr Michel ROLLIER, Managing Partners,

SOCIETE AUXILIAIRE DE GESTION - SAGES-, a simplified stock company, with a capital of forty thousand euros whose registered office is at Clermont-Ferrand (Puy-de-Dôme, France),

Are appointed as General Partners for an indefinite period and with joint and several liability."

Article 3 – Paragraph 6 is replaced by the following text:

"Should the management function exercized by Mr Edouard MICHELIN cease, for any cause whatsoever, before those exercized by Mr Michel ROLLIER, the Company name and signatory status will, as a direct result of this fact, revert to:
M. ROLLIER et Cie."



Ninth resolution

Increase of the Company's capital by the issuance of ordinary shares or securities giving access to capital with subscription rights being maintained

The Annual Shareholders' Meeting, having heard the Managing Partners' Report, the Auditors' Report and the Report of the Supervisory Board, having taken due note of the consent of each of the General Partners, and ruling under the applicable quorum and majority conditions for Extraordinary Shareholders' Meetings,

■ Gives the Managing Partners, or one of them, the ability to decide on one or several capital increases, by issuing, in France or abroad, ordinary shares or securities giving access by all means, immediately and/or after a certain lapse of time, to the Company's ordinary shares, these securities can be denominated in foreign currencies or in whatever basket of currencies.

The term of this authorization shall be twenty-six months starting from the date of the present Meeting.

■ Hereby rules as follows:

- that the total amount of capital increases that could be carried out immediately and/or over a certain lapse of time, cannot be in excess of one hundred million euros (EUR 100,000,000), or 35% of current issued capital, an amount to which will be added, as the case may be, the nominal amount of surplus shares to be issued in order to protect, as required by law, security holders' interests giving right to the allocation or the subscription of shares;
- the nominal amount of debt securities giving access, immediately and/or over a certain lapse of time, to Company shares that could be issued pursuant to this delegation, cannot exceed one billion euros (EUR 1,000,000,000) or its equivalent in any other currency or basket of currencies;
- that the Shareholders have, in proportion to the amount of shares held, a pre-emptive subscription right, as the case may be, for any shares and/or share equivalents not taken up by other Shareholders, ordinary shares and securities that could be issued according to the present delegation;
- that if the issue is not taken up in full by Shareholders exercizing their pre-emptive rights as described above, the Managing Partners will be able to offer all or some of the unsubscribed shares or share equivalents for subscription by the public.

Notes that the present delegation cancels all previous delegations to the same purpose.


RESOLUTIONS

Tenth resolution

Increase of the Company's capital by the issuance of ordinary shares or securities giving access to capital with subscription rights being canceled

The Annual Shareholders' Meeting, having heard the Managing Partners' Report, the Auditors' Report and the Report of the Supervisory Board, having taken due note of the consent of each of the General Partners, and ruling under the applicable quorum and majority conditions for Extraordinary Shareholders' Meetings,

■ Gives the Managing Partners, or one of them, the ability to decide on one or several capital increases, by issuing, in France or abroad, ordinary shares or securities giving access by all means, immediately and/or after a certain lapse of time, to the Company's ordinary shares, these securities can be denominated in foreign currencies or in whatever basket of currencies.

The term of this authorization shall be twenty-six months starting from the date of the present Meeting.

■ Hereby rules as follows:

- that the total amount of capital increases that can be carried out immediately and/or over a certain lapse of time, cannot be in excess of forty-three million euros (EUR 43,000,000), or 15% of current issued capital;
- the nominal amount of debt securities giving access, immediately and/or over a certain lapse of time, to Company shares that could be issued pursuant to this delegation, cannot exceed seven hundred million euros (EUR 700,000,000) or its equivalent in any other currency or basket of currencies;
- to cancel the Shareholders' preferential subscription right to these debt securities that will be issued according to the law and to grant the Managing Partners, pursuant to article L 225-135 of the French Commercial Code (*Code du Commerce*), the power to establish a priority subscription right to the benefit of Shareholders;
- that the share issue price will be at least equal to the weighted average of the first prices quoted in the last three Stock Exchange days prior to the day when the price was fixed, reduced, as the case may be, by maximum 5% statutory below par rating.

Notes that the present delegation cancels all previous delegations to the same purpose.



Eleventh resolution

Authorization given to the Managing Partners to increase the amount of shares to be issued in the event of surplus demand within the framework of capital increases pursuant to the 9th and 10th resolutions

The Annual Shareholders' Meeting, having heard the Managing Partners' Report, the Auditors' Report and the Report of the Supervisory Board, having taken due note of the consent of each of the General Partners, and ruling under the applicable quorum and majority conditions for Extraordinary Shareholders' Meetings,

Grants the Managing Partners, or one of them, delegation to raise the amount of ordinary shares to be issued in the event of a capital increase with or without pre-emptive subscription rights within thirty days of the end of subscription, within the limit of 15% of the initial issue and at the same price as that fixed for the issue, within the limit of ceilings respectively set forth in the above ninth and tenth resolutions.

The term of this authorization shall be twenty-six months starting from the date of the present Meeting.

Twelfth resolution

Authorization given to the Managing Partners to determine the issuing price of ordinary shares or any other securities giving access to capital, in the event of the cancellation of the Shareholders' pre-emptive subscription rights, capped at 10% per financial year of the Company's capital

The Annual Shareholders' Meeting, having heard the Managing Partners' Report, the Auditors' Report and the Report of the Supervisory Board, having taken due note of the consent of each of the General Partners, and ruling under the applicable quorum and majority conditions for Extraordinary Shareholders' Meetings,

Authorizes the Managing Partners, or one of them, pursuant to article L 225-136 of the French Commercial Code (Code de Commerce), for each issue decided under the tenth resolution above, capped at 10% of issued capital, over a twelve-month period, to depart from the price fixing conditions set forth in the tenth resolution and to fix the issue price of ordinary shares and/or securities to be issued, without pre-emptive subscription rights, pursuant to one of the two following options:

- weighted average share price over a maximum period of six months prior to the issue price fixation date;


RESOLUTIONS

- weighted average share price of the trading day preceding the issue price fixation date, reduced, as the case may be, in both cases, by a maximum 5% below par rate.

The term of this authorization shall be twenty-six months starting from the date of the present Meeting.

Thirteenth resolution

Capital increase through incorporation of reserves

The Annual Shareholders' Meeting, having heard the Managing Partners' Report, the Auditors' Report and the Report of Supervisory Board, having taken due note of the consent of each of the General Partners, and ruling under the applicable quorum and majority conditions for Extraordinary Shareholders' Meetings,

Grants the Managing Partners, or one of them, delegation to make one or several issued capital increases, through incorporation of a maximum amount of EUR eighty million (EUR 80,000,000), of reserves, profits, issue or contribution premiums, through free share allocations or increase in the par value of existing shares or a combination of the two.

The term of this authorization shall be twenty-six months starting from the date of the present Meeting.

Notes that the present delegation cancels all previous delegations to the same purpose.

Fourteenth resolution

Authorization given to the Managing Partners to increase the Company's capital by issuing, without pre-emptive subscription rights, ordinary shares used to remunerate share contributions in the event of public exchange offerings or contributions in kind)

The Annual Shareholders' Meeting, having heard the Managing Partners' Report, the Auditors' Report and the Report of the Supervisory Board, having taken due note of the consent of each of the General Partners, and ruling under the applicable quorum and majority conditions for Extraordinary Shareholders' Meetings,

Grants the Managing Partners, or one of them, delegation to issue ordinary shares:

- used to remunerate share contributions to the Company in the event of public exchange offerings pursuant to provisions of article L 225-148 of French Commercial Code (Code de Commerce);



- based on a report from the Commissaire aux apports (non-cash contributions auditor) and capped to 10% of the Company's issued capital, to remunerate contributions in kind to the Company made up of equity capital or securities giving access to capital, should the provisions of article L 225-148 of French Commercial Code (Code de Commerce) not apply.

In all circumstances, all capital increases carried out by virtue of this authorization will be included in the calculation of the overall maximum amount authorized under the above tenth resolution.

The term of this authorization shall be twenty-six months starting from the date of the present Meeting.

Notes that the present delegation cancels all previous delegations to the same purpose.

Fifteenth resolution

Issuance of securities giving entitlement to debt instruments that do not give access to capital

The Annual Shareholders' Meeting, having heard the Managing Partners' Report, the Auditors' Report and the Report of the Supervisory Board, having taken due note of the consent of each of the General Partners, and ruling under the applicable quorum and majority conditions for Extraordinary Shareholders' Meetings,

Authorizes the Managing Partners, or one of them, to make one or several issue(s), within the limit of a maximum nominal amount of one billion euros (EUR 1,000,000,000), all securities giving right to the allocation, immediately and/or over a certain lapse of time, of debt instruments that do not give access to capital, denominated either in euros, in foreign currencies or in any basket of currencies.

The term of this authorization shall be twenty-six months starting from the date of the present Meeting.

Notes that the present delegation cancels all previous delegations to the same purpose.

Sixteenth resolution

Capital increases reserved for Group and Group subsidiary employees

The Annual Shareholders' Meeting, having heard the Managing Partners' Report, the Auditors' Report and the Report of the Supervisory Board, having taken due note of the consent of each of the General Partners, and ruling under the applicable quorum and majority conditions for Extraordinary Shareholders' Meetings,


RESOLUTIONS

■ Grants the Managing Partners, or one of them, as per the provisions of articles L 443-1 and following of the Labor Code and articles L 225-129-6 paragraph 1 and L 225-138-1 of French Commercial Code (Code de Commerce), to make one or several increase(s) of the Company's issued capital, by issuing new shares reserved for the Group's and French or foreign subsidiaries' employees as defined by article L 225-180 of French Commercial Code (Code de Commerce) and for French employees having subscribed a Group Savings Scheme.

The term of this delegation shall be twenty-six months starting from the date of the present Meeting.

■ Hereby rules as follows:

- to cancel the Shareholders' pre-emptive rights to shares issued according to the present delegation to the benefit of these employees;
- to cap to six million euros (EUR 6,000,000), or 2% of current issued capital, the total nominal amount of capital increases allowed under this delegation.

This delegation supersedes the resolution adopted for the same purpose by the Ordinary Annual Shareholders' Meeting held on May 14, 2004.

Seventeenth resolution

Granting of share subscription options to the Company's senior and executive managers, or those of Group subsidiaries, as part of stock option plans

The Annual Shareholders' Meeting, having heard the Managing Partners' Report, the Auditors' Report and the Report of the Supervisory Board, having taken due note of the consent of each of the General Partners, and ruling under the applicable quorum and majority conditions for Extraordinary Shareholders' Meetings,

■ Authorizes the Managing Partners or one of them, as per provisions of articles L 225-177 and following of French Commercial Code (Code de Commerce) and of the by-laws, to grant to Company Directors and French or non-French Group related company employees as defined by article L 225-180 of French Commercial Code (Code de Commerce), options giving rights to the subscription of Company shares to be issued under capital increases or options giving a right of calling existing shares purchased by it.

The term of this authorization shall be thirty-eight months starting from the date of the present Meeting.



■ Hereby rules as follows:

- that the number of shares issued on account of the share subscription options granted would be limited to 3,000,000, that is 2% of the Company's current issued capital, the maximum par value of capital increases so allowed being capped to six million euros (EUR 6,000,000);
- that the share subscription price for the shares to be issued or the buyback price of existing shares will be fixed by the Managing Partners pursuant to the legal or regulatory provisions in force on the day when said share subscription or call options are granted, it being understood that such prices cannot be lower than the average of the opening prices in the twenty trading days prior to the day when such options are granted, rounded up to the nearest euro;
- that the prices so set by the Managing Partners for the subscription of new share issues or the buyback of existing shares will not be subject to review during the term of the option plans barring any adjustment, under the conditions provided by laws or regulations then in force, of the subscription price of share issue or buyback price and of the number of shares object of the option to take into account the impact of financial operations affecting the value of the rights so granted;
- that the deadline for exercizing both of these options shall not exceed ten years after the granting date.

Notes that pursuant to the provisions of article L 225-178 of French Commercial Code (Code de Commerce), this authorization provides, for the benefit of share subscription option beneficiaries, an express waiving by Shareholders of their pre-emptive share subscription rights for shares issued as the options are called.

Grants the Managing Partners, or one of them, all powers to set the other terms and conditions for granting and calling options, and in particular to fix the list of beneficiaries and number of options granted to each of them, to set the share subscription or buyback price of shares object of the options as per the above, to declare the final completion of the single or successive capital increase(s) and to amend the bylaws accordingly and, more generally, to take all steps required or necessary to implement this authorization.

This authorization supersedes, for the unused nominal amount, the resolution adopted for the same purpose by the Ordinary Annual Shareholders' Meeting held on May 14, 2004.


RESOLUTIONS

Eighteenth resolution

Capping of the global nominal amount of capital increases and bond or debt issues

The Annual Shareholders' Meeting, having heard the Managing Partners' Report and the Report of the Supervisory Board, having taken due note of the consent of each of the General Partners, and ruling under the applicable quorum and majority conditions for Extraordinary Shareholders' Meetings,

Decides to set at:

- one hundred million euros (EUR 100,000,000) the maximum par value amount of immediate or future capital increases liable to be issued pursuant to the above 9th, 10th and 14th resolutions, it being understood that this nominal amount will be increased by the nominal amount of shares to be issued to preserve the interests of holders of rights for allocation or subscription to other securities, as the case may be;
- One billion euros (EUR 1,000,000,000) or its equivalent in any other currency or basket of currencies, the maximum nominal amount of debt securities or instruments, giving access to capital or not, liable to be issued pursuant to the above seventh, ninth, tenth and fifteenth resolutions.

Nineteenth resolution

Harmonization of the by-laws with the new regulatory requirements

The Annual Shareholders' Meeting, having heard the Managing Partners' Report and the Report of the Supervisory Board, having taken due note of the consent of each of the General Partners, and ruling under the applicable quorum and majority conditions for Extraordinary Shareholders' Meetings,

Decides to harmonize the Company's by-laws with the new legal provisions referring to the laws 2003-706 of August 1, 2003 and 2005-842 of July 26, 2005, and so to amend the following articles of the by-laws:

Article 19, paragraph 1 - The text of the first paragraph of this article dealing with regulated agreements is replaced by the following to reflect the new 10% Shareholder voting right threshold instead of the previous 5% threshold indicated in the previous text:

"Any agreement signed either directly or via a third party, between the Company and one of the Managing Partners, a Supervisory Board member, a Shareholder, owning more than 10% of the voting rights."
(the rest of the first paragraph remains unchanged)



Article 24, paragraph 2 - The text of this paragraph that concerns the quorum required for Ordinary Joint Shareholders' Meetings, on first convening, is modified as follows:

The terms: "a quarter of the shares with voting rights attached" are replaced by the following: "the fifth of the shares with voting rights attached."

Article 26, paragraph 3 - The text of this paragraph that concerns the quorum required for Extraordinary Joint Shareholders' Meetings is modified as follows:

The terms: "a third, and on second convening, a quarter of shares with voting rights attached" are replaced by the following: "the quarter, and on second convening, the fifth of shares with voting rights attached."


Five-year key figures
and ratios

	2001
End-of-year capital	
a) Equity capital	269,431,746
b) Existing number of ordinary shares	134,715,873
c) Existing number of priority dividend shares (non-voting)	-
d) Maximum number of future shares to be created	-
Operations and results for the year	
a) Pre-tax revenues	364,240,518.88
b) Profit before tax and net calculated charges (depreciation and reserves)	457,409,251.36
c) Income tax	415,485.00
d) Employee profit sharing for the year	-
e) Income after tax and calculated charges (amortization and provisions)	452,871,105.91
Diluted earnings per share	
a) Profit after tax and before calculated charges (depreciation and reserves)	3.39
b) Profit after tax and calculated charges (depreciation and reserves)	3.36
c) Dividend per share	0.85
Personnel	
a) Average number of employees during the financial year	33
b) Total payroll expenditure for the financial year	1,110,087.78
c) Total amounts paid by way of employee benefits (social security payments, welfare schemes, etc.)	435,795.99



2002	2003	2004	2005
283,585,460	286,774,050	286,774,050	286,775,250
141,792,730	143,387,025	143,387,025	143,387,625
-	-	-	-
-	-	-	-
364,877,827.54	349,657,871.00	358,973,808.26	394,642,982.30
306,269,486.48	171,879,396.33	232,415,973.57	196,470,258.86
13,188,696.00	4,304,116.00	27,222,094.00	11,225,190.00
-	-	-	-
332,387,387.56	178,237,815.34	295,151,971.68	270,156,351.29
2.07	1.17	1.43	1.29
2.34	1.24	2.06	1.88
0.93	0.93	1.25	1.35
34	36	31	30
1,409,510.18	1,224,689.86	1,135,963.43	1,068,495.48
462,332.27	498,850.08	461,065.13	410,152.95

Compagnie Générale des Établissements Michelin
Headquarters located at 12, cours Sablon - 63040 CLERMONT-FERRAND CEDEX 9 - FRANCE
Telephone: +33 473 98 59 00 - Fax: +33 473 98 59 04

Partnership with stockholders with capital stock of € 286,775,250
Michelin et Cie - 855 200 887 R.C.S. (corporate and trade register) Clermont-Ferrand - France


MICHELIN
A better way forward